Exhibit 99.3

EXECUTION VERSION

SHARE AND ASSET PURCHASE AGREEMENT

by and among

L3Harris Technologies, Inc.,

CAE USA Inc.,

and CAE Inc.

Dated as of February 27, 2021

i

Contractual

undertakings

redacted for

confidentiality

reasons.

Annexes

redacted in

connection

with

confidential

information.

Exhibits

redacted in

connection

with

confidential

information.

ANNEXES, SCHEDULES AND EXHIBITS

ANNEXES
Annex 1	–	Definitions
Annex 2	–
Annex 3	–

SCHEDULES
Seller Disclosure Schedule

EXHIBITS
Exhibit 1	–
Exhibit 2	–
Exhibit 3	–
Exhibit 4	–
Exhibit 5	–

v

SHARE AND ASSET PURCHASE AGREEMENT

SHARE AND ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of February 27, 2021, by and among L3Harris Technologies, Inc., a Delaware corporation (“Seller Parent”), CAE USA Inc., a Delaware corporation (“Purchaser”) and CAE Inc., a corporation duly constituted pursuant to the Canada Business Corporations Act (“Purchaser Parent”).

W I T N E S S E T H:

WHEREAS, Seller Parent, through L3 Technologies, Inc. (the “Seller”), is engaged in the Business (as defined herein);

WHEREAS, Seller Parent owns, directly or indirectly, one hundred percent of the Equity Securities of L3 Doss Aviation, Inc., a Texas corporation (the “Sold Company”);

WHEREAS, on and subject to the terms and conditions set forth in this Agreement, (a) Seller Parent desires to, and to cause the Seller to, sell and transfer, and Purchaser desires to purchase, one hundred percent of the Equity Securities in the Sold Company (the “Sold Securities”) and (b) Seller Parent desires to, and to cause the Seller to, sell, assign and transfer, and Purchaser desires to purchase, the Transferred Assets (as defined herein) (including, as applicable, the entire portion of assets involved in performing government contracts held by the Business), and Purchaser is willing to assume certain liabilities, including the Assumed Liabilities (as defined herein), in each case upon the terms and subject to the conditions set forth herein (the transactions contemplated under clauses (a) and (b), collectively, the “Transactions”); and

WHEREAS, upon the Closing of the Transactions, Seller Parent, Purchaser, or an Affiliate of Seller Parent or Purchaser, as applicable, will enter into the Ancillary Agreements, each to be dated as of the Closing Date.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, as defined in this Agreement and intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1 Certain Definitions. For purposes of this Agreement, each capitalized term set forth in Annex 1 shall have the meaning ascribed to it therein or the meaning ascribed to it in the Section or other provision of this Agreement specified opposite thereto, as applicable.

Section 1.2 Other Definitional Provisions. Unless the express context otherwise requires:

(a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) the terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) all references to “dollars” or “$” in this Agreement or any Ancillary Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement and any Ancillary Agreement;

(d) any currency conversions made with respect to this Agreement, including conversions of any amounts expressed in a currency other than dollars for the purposes of determining whether any monetary limit or threshold set out herein has been reached or exceeded (as the case may be), or with respect to the calculation of Cash, Closing Working Capital and Closing Indebtedness, will be made at the applicable Period End Rate;

(e) references herein to a specific Section, Subsection, Annex, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Annexes, Schedules and Exhibits of this Agreement;

(f) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(g) except as otherwise specifically provided herein, all references in this Agreement to any Law include the rules and regulations promulgated thereunder, in each case, as amended, re-enacted, consolidated or replaced from time to time, and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision, and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith; provided that, for purposes of any representations and warranties set forth in this Agreement that are made as of a specific date, references to any Law shall be deemed to refer to such Law as amended as of such date;

(h) the Parties have drafted this Agreement jointly through the exchange of drafts hereof, so no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement;

(i) the fact that any item of information is disclosed in any section or subsection of the Seller Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is apparent based on a plain reading of such disclosure;

(j) wherever the word “promptly” or “as promptly as practicable” is used in this Agreement, it shall mean without undue delay; and

(k) references herein to any gender include each other gender.

Section 1.3 Headings. Heading references in this Agreement and the table of contents of this Agreement are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

ARTICLE II

PURCHASE AND SALE OF THE BUSINESS

Section 2.1 Purchase and Sale of the Sold Securities. On the terms and subject to the conditions set forth herein, in consideration of the Base Purchase Price, as adjusted in accordance with Section 2.11, at the Closing, Seller Parent shall sell and transfer, and shall cause the Seller to sell and transfer, and Purchaser shall purchase the entirety of the Seller’s right, title and interests as of the Closing in and to the Sold Securities, free and clear of all Encumbrances (other than Permitted Encumbrances and other restrictions arising under applicable securities Laws).

Section 2.2 Purchase and Sale of the Transferred Assets. On the terms and subject to the conditions set forth herein, in consideration of the Base Purchase Price, as adjusted in accordance with Section 2.11, at the Closing, Seller Parent shall, and shall cause the Seller to, sell, assign and transfer, and Purchaser shall purchase the entirety of Seller Parent’s and the Seller’s respective right, title and interest as of the Closing in and to the following assets (collectively, the “Transferred Assets”); provided that the Transferred Assets shall not include any assets of the Sold Company that would be Transferred Assets pursuant to this Section 2.2, it being understood that, subject to Section 2.3, Purchaser shall obtain indirect ownership of any assets that are owned, leased, licensed or otherwise held by the Sold Company by virtue of the purchase of the Sold Securities pursuant to Section 2.1:

(a) all tangible assets and properties and fixed assets, equipment, machinery, operating supplies, furniture, office equipment, data processing equipment, parts, computer equipment, computers, computer peripherals and other items of personal property, and all inventory consisting of raw materials, work-in-process, finished goods and in-transit inventory and the related packaging materials, in each case, Related to the Business, including as listed in Section 2.2(a) of the Seller Disclosure Schedule;

(b) the real property lease agreements listed in Section 2.2(b) of the Seller Disclosure Schedule (the “Transferred Leases,” and such real property that is the subject of the Transferred Leases, the “Transferred Leased Real Property”);

(c) the real property owned by the Seller listed in Section 2.2(c) of the Seller Disclosure Schedule (the “Transferred Owned Real Property”);

(d) all Transferred Contracts entered into by the Seller or Seller Parent (other than Shared Contracts), subject to the terms and conditions of Section 5.17;

(e) any currently outstanding written bid, proposal, offer or quote for supplies, services or construction, whether solicited or unsolicited, made by Seller or Seller Parent and Related to the Business, and any amendment, modification or supplement thereto that is outstanding and in effect as of the date hereof and that, if accepted, would lead to a Transferred Contract with a Governmental Entity or with any other Person (each, a “Transferred Bid”);

(f) originals or, to the extent originals are not available by reason other than that such originals are Excluded Books and Records, copies of all Books and Records that are located at the Transferred Real Properties and copies of all other existing Books and Records (but not, for the avoidance of doubt, such Books and Records themselves); provided that Seller shall be entitled to retain copies of all Books and Records;

(g) to the extent transferable under applicable Law, all Permits (including the FCC Licenses and all applications for issuance or renewal thereof and application materials in process), held by the Seller or Seller Parent that are Related to the Business, except Shared Permits;

(h) all assets that are separately funded and directly attributable to the Assumed Plans;

(i) all Transferred Intellectual Property;

(j) all deposits that to the extent related to a Transferred Asset (“Deposits”);

(k) to the extent transferable, all rights under express or implied warranties from suppliers with respect to the Transferred Assets;

(l) all rights to causes of action, choses in action, rights of recovery, rights of set-off of any kind, lawsuits, claims, bankruptcy claims or proofs of claims and demands of any nature in each case exclusively related to the Assumed Liabilities;

(m) all trade accounts receivable and other rights to payment from customers of the Business and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of the Business;

(n) all prepaid taxes with respect to any Transferred Assets;

(o) all goodwill, if any, to the extent Related to the Business; and

(p) all other tangible assets Related to the Business (other than assets of the types referred to in clauses (a)-(o) above that are excluded as a result of the qualifications, exceptions and limitations set forth therein and the Excluded Assets).

Section 2.3 Excluded Assets. Notwithstanding anything to the contrary set forth in this Agreement, Seller Parent and the Seller shall retain all of their existing right, title and interest in and to, and there shall be excluded from the Transfer of the Transferred Assets to Purchaser hereunder, and the Transferred Assets shall not include the following (collectively, the “Excluded Assets”), and Seller Parent shall, or shall cause the Seller to, as applicable, transfer the Excluded Assets out of the Sold Company prior to the Closing, notwithstanding anything to the contrary set forth in this Agreement:

(a) all cash and cash equivalents, bank accounts, bank deposits, investment accounts, lockboxes, certificates of deposit, benefits of credits, prepaid expenses and other deposits (other than the Deposits), marketable securities or investments in other Persons (other than the Sold Company), similar types of investments, intercompany loans, certificates of deposit or treasury bills, and other similar items of the Seller and Seller Parent;

(b) all (i) systems, properties and assets that are corporate-wide, segment-wide, sector-wide or division-wide and are not exclusively used in the Business and (ii) systems, properties and assets managed by the corporate-wide, segment-wide, sector-wide or division-wide information technology group of the Seller and its Affiliates (other than the Sold Company), including, for the foregoing clause (i) and clause (ii), management information systems and software, computer and communications systems and software and related third party software, internet protocol addresses, voicemail, and messaging systems and related intellectual property rights and technology and assets, including the assets that are not Related to the Business but will be utilized by the Seller or its Affiliates in providing services to the Sold Company under the Transition Services Agreement;

(c) all Group Policies and binders maintained by the Seller or any of its Affiliates (other than the Sold Company), and all rights of action, lawsuits, benefits, claims, demands, rights of recovery and set-off, and proceeds, under or with respect to such Group Policies;

(d) all Excluded Books and Records, wherever located;

(e) all real property owned, operated, leased, subleased or licensed by, or for which a right to use or occupy has been granted to, the Seller or Seller Parent, other than the Transferred Leased Real Properties;

(f) the Seller Marks and any names, marks and logos either alone or in combination with other words, phrases, designs and the like substantially similar to the Seller Marks or any derivations therefrom in any language;

(g) all Intellectual Property owned by Seller or any of its Affiliates (other than the Sold Company), other than the Transferred Intellectual Property;

(h) all Tax assets (including duty and tax refunds) of Seller Parent or the Seller;

(i) all rights in connection with and assets of the Benefit Plans (other than assets that are separately funded and directly attributable to the Assumed Plans);

(j) all invoices, shipping documents, purchase orders and other preprinted business forms that bear any Trademark owned by Seller other than those included in the Transferred Intellectual Property;

(k) all rights of the Seller relating to benefits, credits, deposits and prepaid expenses, claims for refunds and rights to offset in respect thereof, other than the Deposits and benefits, credits, prepaid expenses, claims for refunds and rights to offset to the extent relating to Transferred Assets;

(l) all Intercompany Accounts;

(m) (i) all licenses to the Seller or any of its Subsidiaries (other than the Sold Company) with respect to computer software and related databases, including those set forth in Section 2.3(m) of the Seller Disclosure Schedule and (ii) all Seller Owned Software;

(n) all confidential communications between the Seller and its legal counsel and other advisors Related to the Business or the Transferred Assets or arising out of or relating to the negotiation, execution or delivery of this Agreement or the Transactions (or the sales process relating to the potential sale of the Business), including any attendant attorney-client privilege, attorney work product protection, and expectation of client confidentiality applicable thereto, in each case including information or files in any format in connection therewith;

(o) other than the Sold Securities, any shares or other interests in any Person or any securities of any Person;

(p) the Ancillary Agreements;

(q) all Shared Contracts;

(r) all Shared Permits;

(s) except as explicitly provided for in this Agreement, all Contracts between Seller and any of its Affiliates or between Affiliates of Seller, whether arising before, on or after the Closing Date;

(t) all rights of, and all consideration received by, the Seller and its Affiliates (other than the Sold Company) pursuant to, and all rights of the Seller and its Affiliates (other than the Sold Company) under, this Agreement or any Ancillary Agreement, subject to the terms hereof and thereof;

(u) all assets described on Section 2.3(u) of the Seller Disclosure Schedule; and

(v) any asset which is not included as a Transferred Asset by virtue of the limitations expressed or implied in Section 2.2(a) –(o).

Section 2.4 Assumption of Liabilities. On the terms and subject to the conditions set forth herein, and subject to Section 2.5, effective as of the Closing, Purchaser, or one or more of its Subsidiaries, hereby assumes and agrees to thereafter discharge and perform when due or payable all of the Assumed Liabilities. Purchaser hereby guarantees the discharge and performance when due and/or payable of all Assumed Liabilities assumed by any Affiliate of Purchaser.

Section 2.5 Excluded Liabilities. Notwithstanding anything to the contrary set forth in this Agreement, Seller Parent and its Affiliates (other than the Sold Company) shall retain, and Purchaser and its Affiliates shall not assume, any Excluded Liability, and, as between Purchaser and Seller Parent, Seller Parent and its Affiliates (other than the Sold Company) shall be responsible for, and shall discharge and perform when due or payable, all Excluded Liabilities.

Section 2.6 Purchase Price. The purchase price to be paid by Purchaser to Seller Parent for the Sold Securities and the Transferred Assets shall be a cash amount equal to the Base Purchase Price, as adjusted in accordance with Section 2.11.

Section 2.7 Closing. The Parties shall conduct the closing (the “Closing”) of the Transactions at 10:00 a.m., Eastern Time, on the second Business Day following the date on which the last of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions) has been satisfied or duly waived (the “Conditions Satisfaction Date”), either (a) remotely via electronic exchange of documents and signatures or (b) at such other time and place or in such other manner as the Parties may mutually agree; provided, however, that Seller Parent shall have the right, in its sole discretion, to cause the Closing to instead occur on the last Business Day of the then-current fiscal monthly accounting period. The date on which the Closing occurs is called the “Closing Date.” The Parties agree to treat the Closing as having become effective for accounting purposes as of 12:01 a.m., Eastern Time, on the Closing Date (the “Effective Time”), except as otherwise expressly provided in this Agreement.

Section 2.8 Closing Deliveries.

(a) Deliveries by Purchaser. At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller Parent the following:

(i) the certificate to be delivered pursuant to Section 8.3(c);

(ii) an amount in cash equal to the Estimated Purchase Price in immediately available funds by wire transfer to an account or accounts that shall have been designated by Seller Parent at least two Business Days prior to the Closing Date;

(iii) a counterpart of each of the other Ancillary Agreements, duly executed by Purchaser or the applicable Purchaser Ancillary Counterparty; and

(iv) such other instruments of assumption and other instruments or documents, in form and substance reasonably acceptable to Seller Parent, as may be necessary to effect Purchaser’s assumption of the Assumed Liabilities and the assignment of the Transferred Assets, in each case duly executed by Purchaser or the applicable Affiliate of Purchaser.

(b) Deliveries by Seller Parent. At the Closing, Seller Parent shall deliver, or cause to be delivered, to Purchaser the following:

(i) the certificate to be delivered pursuant to Section 8.2(c);

(ii) a duly executed IRS Form W-9 from the Seller;

(iii) deeds (in the form of a special warranty deed or its equivalent customarily given in the applicable jurisdiction), bills of sale and such other instruments as are required or customary to effect the transfer of each Transferred Owned Real Property to the Purchaser (or evidence such transfer on the public records) in the applicable jurisdiction, duly executed by Seller or its applicable Affiliate, together with such customary affidavits and other closing deliverables (in each case, in a form reasonably acceptable to Seller Parent and Purchaser) that Purchaser’s title insurance company reasonably required to issue policies of title insurance for each Transferred Owned Real Property;

(iv) to the extent the Sold Securities are certificated, stock certificates representing all of the outstanding shares of capital stock or other equity interests of the Sold Company, duly endorsed in blank or duly executed in proper form for transfer, and if such Sold Securities are not in certificated form, other evidence of assignment;

(v) a counterpart of each of the other Ancillary Agreements, duly executed by Seller Parent or the applicable Subsidiaries of Seller Parent; and

(vi) such other instruments of assumption and other instruments or documents, in form and substance reasonably acceptable to Purchaser, as may be necessary to effect Purchaser’s assumption of the Assumed Liabilities and the effective assignment of the Transferred Assets, in each case duly executed by Seller Parent or the applicable Affiliate of Seller Parent.

Section 2.9 Nonassignability of Assets.

(a) Notwithstanding anything to the contrary set forth in this Agreement, to the extent that the Transfer or attempted Transfer to Purchaser of any asset that would be a Transferred Asset (other than the FCC Licenses and any Restricted Assets, which are addressed in Section 5.5(d)) or any claim or right or any benefit arising thereunder or resulting therefrom is (a) prohibited by any applicable Law or (b) without a Permit or Consent would (i) constitute a breach or other contravention thereof, (ii) subject Seller Parent, Purchaser, or any of their respective officers, directors, agents or Affiliates, to civil or criminal liability, (iii) be ineffective, void or voidable or (iv) adversely affect the rights thereunder of Seller Parent, Purchaser or any of their respective officers, directors, agents or Affiliates, and such Permit or Consent has not been obtained prior to the Closing, then in each case the Closing shall proceed without the Transfer of such asset unless the failure to Transfer such asset causes a failure of any of the conditions to the Closing set forth in Article VIII, in which event, the Closing shall proceed only if the failed condition is waived by the Party or Parties entitled to the benefit thereof. For a period of 12 months after the Closing, the Parties shall use their commercially reasonable efforts to promptly obtain such Permit or Consent. Pending obtaining such Permit or Consent, Seller Parent shall, and shall cause Seller to, cooperate with Purchaser in good faith and without further consideration in any lawful and commercially reasonable arrangement to provide Purchaser with the economic claims, rights and benefits under such asset and assume the economic burdens and obligations with respect thereto in accordance with this Agreement, including by subcontracting, sublicensing or subleasing to Purchaser to the extent contractually permissible. Once the required Permit or Consent is obtained, Seller Parent shall, or shall cause the relevant Affiliates to, Transfer such asset to Purchaser at no additional cost to Purchaser. Seller Parent shall not have any Liability to Purchaser arising out of or relating to the failure to obtain any such Permit or Consent that may be required in connection with the Transactions by this Agreement due to any Governmental Entity or third party’s failure to issue or grant such Permit or to provide Consent, as applicable, or because of any circumstances resulting therefrom; provided that Seller Parent’s compliance with its covenants set forth herein, including in Section 5.16, Section 5.17 and Section 5.18, shall be so taken into account. For so long as Seller Parent holds any Transferred Assets and provides to Purchaser any claims, rights and benefits of any such Transferred Assets pursuant to an arrangement described in this Section 2.9, Purchaser shall indemnify and hold harmless Seller Parent from and against all Damages incurred or asserted as a result of Seller Parent’s post-Closing direct or indirect ownership, management or operation of any such Transferred Assets, except to the extent arising from Seller Parent’s or Sellers’s or any of their Affiliates’ (other than the Sold Company’s) gross negligence or willful misconduct.

(b) Notwithstanding anything to the contrary set forth in this Agreement, in no event shall Seller Parent, Purchaser or any of their respective Affiliates be required to make any payment, incur any Liability, commence any litigation or make any concession to obtain any Permits or Consents contemplated by this Section 2.9, and the failure to receive any such Permits or Consents, in and of itself, shall not be taken into account with respect to whether any conditions set forth in Article VIII shall have been satisfied; provided that Seller Parent’s compliance with its covenants set forth herein, including in Section 5.16, Section 5.17 and Section 5.18, shall be so taken into account.

Section 2.10 Affiliate Acquisitions. Notwithstanding anything to the contrary set forth in this Agreement, Purchaser may elect to have any or all of the Transferred Assets Transferred to, or any of the Assumed Liabilities assumed by, one or more of its Subsidiaries so long as no such election results in any greater cost or obligation than Seller Parent would otherwise have had; provided, however, that no such election shall relieve Purchaser of any of its obligations to Seller Parent or its Subsidiaries hereunder with respect to the Assumed Liabilities or otherwise.

Section 2.11 Purchase Price Adjustment.

(a) Delivery of Estimated Closing Statement. No later than three Business Days prior to the Closing Date, Seller Parent will prepare and deliver to Purchaser an Estimated Closing Statement. Any currency conversions made in preparation of the foregoing will be made at the Period End Rate.

(b) Post-Closing Statement.

(i) Delivery of the Post-Closing Statement. No later than 60 days after the Closing Date, Purchaser shall deliver to Seller Parent a Post-Closing Statement, together with reasonable supporting calculations and documentation used by Purchaser in determining the amounts set forth therein. Upon the request of Seller Parent, Purchaser shall promptly provide Seller Parent with any information related to the Business reasonably requested by Seller Parent for purposes of the review and verification of Purchaser’s calculations set forth in the Post-Closing Statement. Any currency conversions made in preparation of the foregoing will be made at the Period End Rate. In the event that Purchaser does not, within the applicable time period set forth in the preceding sentence, deliver a Post-Closing Statement, then, at the election of Seller Parent, in its sole discretion, either (A) the Post-Closing Adjustment Amount shall be deemed to equal zero or (B) Seller Parent may conduct a review of the Seller’s books and the calculation of the Estimated Closing Statement and make any adjustments necessary thereto (“Seller-Prepared Post-Closing Statement”), and upon the determination and delivery of the Seller-Prepared Post-Closing Statement to Purchaser, Purchaser shall have the same rights as provided to Seller Parent with respect to Seller Parent’s review of the Post-Closing Statement under Section 2.11(b)(iii), applicable mutatis mutandis, with respect to its review of the Seller-Prepared Post-Closing Statement, and the parties shall observe the same procedures with respect to any Notice of Objection and Disputed Items arising therefrom. The Post-Closing Statement will entirely disregard (x) any and all effects on the assets or liabilities of the Business as a result of any financing or refinancing arrangements entered into at any time by Purchaser or any other transaction entered into by Purchaser in connection with the consummation of the Contemplated Transactions and (y) any of the plans, transactions or changes which Purchaser intends to initiate or make or cause to be initiated or made after the Closing with respect to the Business, or any facts or circumstances that are unique or particular to the Purchaser or any of its assets or liabilities.

(ii) Access to Information. From and after delivery of the Post-Closing Statement, Purchaser shall, and shall cause its Affiliates to: (A) provide Seller Parent and its Representatives, in connection with Seller Parent’s review of the Post-Closing Statement, with access during normal business hours to Purchaser’s facilities, books and records, work papers of accountants (subject to execution of customary work paper access letters if requested by Purchaser’s accountants) that are, in each case, Related to the Business, and to any other information reasonably requested for purposes of preparing and reviewing the calculations contemplated by this Section 2.11; (B) preserve and not alter or destroy any of the books and records of the Sold Company or Related to the Business, or any other documents on which the calculations set forth in the Post-Closing Statement are based or which may be useful or helpful to Seller Parent or its advisors and (C) cooperate with and assist Seller Parent and its Representatives in connection with the review of such materials, including by making available Purchaser’s and its Subsidiaries’ employees, accountants and other personnel to the extent reasonably requested. For the avoidance of doubt, access to facilities, books, records, work papers, employees, accountants and other personnel pursuant to this Section 2.11(b)(ii) shall not result in an obligation to reimburse any of Seller Parent’s expenses pursuant to Section 5.1 of this Agreement. Purchaser shall authorize its accountants to disclose work papers generated by such accountants in connection with preparing and reviewing the calculations of Closing Working Capital as specified in this Section 2.11; provided that such accountants shall not be obligated to make any work papers available except in accordance with such accountants’ disclosure procedures and then only after the non-client party has signed an agreement relating to access to such work papers in form and substance acceptable to such accountants.

(iii) Notice of Objection. If Seller Parent has any objection to the Post- Closing Statement or any of the amounts included in the calculation of the Final Purchase Price set forth therein, it shall deliver to Purchaser a written statement setting forth in reasonable detail the particulars of such disagreement, including the specific items in the Post-Closing Statement that are in dispute, and the nature and amount of any disagreement so identified (such written statement, a “Notice of Objection”), not later than 60 days after its receipt of the Post-Closing Statement; provided that (A) such period shall be tolled and extended to account for any material delay or failure by Purchaser to provide reasonable access pursuant to Section 2.11(b)(ii) (which delay or failure must be notified in writing to Purchaser by Seller Parent promptly (but no later than one day thereafter) upon occurrence thereof) (such 60-day period, as may be extended, the “Review Period”); and (B) any Notice of Objection may reference only disagreements based on mathematical errors or based on amounts of the Closing Net Cash (including Closing Indebtedness) and Closing Working Capital as reflected on the Post-Closing Statement not being calculated in accordance with the Accounting Methodology and the terms and provisions of this Agreement. If Seller Parent delivers a Notice of Objection to Purchaser within the Review Period, Seller Parent and Purchaser shall work in good faith to resolve Seller Parent’s objections within the 20-day period following the delivery of the Notice of Objection. Any disputed items resolved in writing between Seller Parent and Purchaser within such 20-day period shall be final and binding with respect to such items, and if Seller Parent and Purchaser agree in writing on the resolution of each disputed item specified by Seller Parent in the Notice of Objection and the amount of the Final Purchase Price, the amount so determined shall be final and binding on the parties for all purposes hereunder. If Seller Parent fails to deliver a Notice of Objection within the Review Period, the Post-Closing Statement shall be deemed to have been accepted by Seller Parent and shall be deemed final and binding upon all of the Parties and shall be deemed the Final Closing Statement. Any communications between the Seller Parent and Purchaser (or their respective Representatives) during the Review Period shall be treated as settlement discussion materials pursuant to U.S. Federal Rule of Evidence 408 and similar state rules.

(iv) Selection of the Accountant. In the event that Seller Parent and Purchaser are unable to resolve in writing any of Seller Parent’s objections in the Notice of Objection within the 20-day period (or such longer period as may be agreed by Purchaser and Seller Parent) after the delivery of such Notice of Objection, the resolution of all of such unresolved objections (“Disputed Items”) shall be submitted to an accounting firm of recognized national standing in the United States as may be mutually selected by Purchaser and Seller Parent (an “Independent Accountant”), which shall resolve such objections and determine the Final Purchase Price. If, within 15 days after the end of the 20-day period described in the foregoing sentence, the Independent Accountant is not willing and able to serve in such capacity and Purchaser and Seller Parent otherwise fail to appoint an alternative accounting firm mutually selected by Purchaser and Seller Parent, then the Parties shall discuss potential independence considerations, Seller Parent shall deliver to Purchaser a list of three independent accounting firms of recognized national standing in the United States, which shall not include Seller Parent Accountant, and Purchaser shall select one of such three accounting firms (such firm ultimately selected pursuant to the aforementioned procedures being the “Accountant”). Seller Parent and Purchaser shall execute any agreement reasonably required by the Accountant for its engagement hereunder.

(v) Submission of Disputed Items. Each of Purchaser and Seller Parent shall, promptly (but in any event within ten Business Days) following the formal engagement of the Accountant, provide the Accountant with a single written submission setting forth its respective calculations of and assertions regarding the Disputed Items (which submissions the Accountant shall promptly distribute to the other Party) and upon receipt thereof, each of Seller Parent and Purchaser shall be entitled (no later than ten Business Days following receipt of the other Party’s initial submission) to submit to the Accountant a single written response to such other Party’s initial submission setting forth such Party’s objections or rebuttals to the calculations and/or assertions set forth in such initial submission (which responses the Accountant shall promptly distribute to the other applicable Party). There shall be no ex parte communications between Seller Parent (or its Representatives) or Purchaser (or its Representatives), on the one hand, and the Accountant, on the other hand, relating to the Disputed Items and unless requested by the Accountant in writing, no Party may present any additional information or arguments to the Accountant, either orally or in writing.

(vi) Accountant’s Determination. The Accountant shall be instructed to render its determination with respect to the Disputed Items as soon as reasonably possible (which Purchaser and Seller Parent agree shall not be later than 30 days following the formal engagement of the Accountant). The Accountant shall act as an expert and not as an arbitrator to determine solely the Disputed Items based solely on the submissions and responses provided by each of Purchaser and Seller Parent pursuant to Section 2.11(b)(v), without independent investigation and in accordance with this Agreement and the Accounting Methodology. In resolving any disputed amount in connection with its determination of the Final Purchase Price, (A) each of Seller Parent and Purchaser and their respective Representatives shall be afforded the opportunity to present to the Accountant any material such Party deems relevant to the dispute (provided that such material and its applications would be in accordance with this Section 2.11, and shall have a continuing opportunity to discuss the matter and its position with the Accountant; provided, further, that no such presentation of materials or communication shall be on an ex parte basis unless agreed to in writing by the other Party) and (B) the Accountant may not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party in the Post-Closing Statement or the Notice of Objection. Furthermore, in its review and calculation of the Disputed Items, such Accountant shall (v) be limited to a review of whether the Disputed Items were calculated strictly in accordance with the Accounting Methodology and this Section 2.11 (and any related definitions), (w) consider only the Disputed Items in the Notice of Objection and shall therefore be bound as to all other matters and calculations as to which the Post-Closing Statement and the Notice of Objection are in accord, (x) be bound in all respects and for all purposes by the definitions hereof and the Accounting Methodology, and shall select, with respect to each Disputed Item, an amount within the range between Purchaser’s position as set forth in the Post-Closing Statement or Seller Parent’s position, as set forth in the Notice of Objection, (y) not consider in any respect or for any purpose any settlement discussions or settlement offer made by or on behalf of Purchaser and Seller Parent, unless otherwise agreed by Purchaser and Seller Parent, and no Party will disclose (or permit its Representatives to disclose) to the Accountant any such discussions or offer and (z) be limited to fixing mathematical errors and determining whether the Disputed Items were determined strictly in accordance with the Accounting Methodology, and the Accountant is not to make any other determination, including (1) whether GAAP was followed for any purposes under this Agreement, (2) whether any of the Target Working Capital, the Estimated Net Cash, or the Estimated Working Capital is correct, (3) the accuracy of Section 3.6, or any other representation or warranty in this Agreement or (4) compliance by any Party with any of its covenants, agreements or obligations in this Agreement (other than compliance with this Section 2.11). The Parties agree that the determination of the Accountant with respect to any Disputed Items is not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies for the purposes of determining the Final Purchase Price, and the Accountant shall not conduct an independent investigation but shall instead base its determination on the written submissions of the Parties delivered pursuant to Section 2.11(b)(v) and this Section 2.11(b)(vi) with respect to the Disputed Items. The determination of the Accountant pursuant to this Section 2.11(b)(vi) shall be binding and final for purposes of this Agreement. The Post-Closing Statement resulting from the determinations with respect to the Disputed Items made by the Accountant pursuant to this Section 2.11(b)(vi) shall be deemed the Final Closing Statement.

(vii) Accountant’s Fees and Expenses. The Accountant shall allocate its fees and expenses between Purchaser and Seller Parent based upon the percentage of the contested amount submitted to the Accountant that is ultimately awarded to Purchaser, on the one hand, or Seller Parent, on the other hand, such that Purchaser bears a percentage of such fees and expenses equal to the percentage of the contested amount awarded to Seller Parent and Seller Parent bears a percentage of such fees and expenses equal to the percentage of the contested amount awarded to Purchaser. For the avoidance of doubt, the fees and disbursements of the Representatives of each Party incurred in connection with the preparation or review of the Post-Closing Statement and any Notice of Objection as well as any submissions and responses to the Accountant, as applicable, shall be borne by such Party.

(c) Payment of Post-Closing Adjustment Amount. Within two Business Days following the determination of the Final Closing Statement:

(i) Purchaser shall pay to Seller Parent an amount equal to the Post- Closing Adjustment Amount, if the Post-Closing Adjustment Amount is a positive number;

(ii) Seller Parent shall pay to Purchaser an amount equal to the absolute value of the Post-Closing Adjustment Amount, if the Post-Closing Adjustment Amount is a negative number; and

(iii) neither Seller Parent nor Purchaser shall have any payment obligation pursuant to this Section 2.11(c) if the Post-Closing Adjustment Amount is zero.

Any payment made pursuant to this Section 2.11(c) shall be made by wire transfer of immediately available funds, pursuant to the instructions previously delivered by Purchaser or Seller Parent, as applicable. Any such payment shall, for tax purposes, be deemed to be an adjustment to the consideration payable to Seller Parent.

(d) Exclusive Remedy. Notwithstanding anything to the contrary set forth in this Agreement or any Ancillary Agreement, the process set forth in this Section 2.11 shall be the sole and exclusive remedy of the Parties for any disputes related to items required to be included or reflected in the calculation of the Final Purchase Price; provided that, for the avoidance of doubt, the foregoing shall not limit Purchaser’s rights of recovery under the RWI.

Section 2.12 Allocation of Purchase Price.

(a) No later than three Business Days prior to the Closing Date, Seller Parent will prepare and deliver to Purchaser an estimate of the amount of Transfer Taxes to be paid by Purchaser pursuant to Section 7.5.

(b) Purchaser shall, as soon as practicable after the determination of the Final Closing Statement pursuant to Section 2.11, deliver to Seller Parent a proposed allocation that provides the manner in which the sum of the portion of the Final Purchase Price and the applicable Assumed Liabilities of the Seller that are assumed by Purchaser (or its applicable Affiliate) shall be allocated among the Sold Securities and Transferred Assets, which allocation shall be made in accordance with Section 1060 of the Code and the applicable Treasury Regulations and, to the extent not inconsistent therewith, any other applicable Tax Law (“Proposed Allocation”). Seller Parent shall respond within 15 Business Days of receipt of the Proposed Allocation by providing either (i) its acceptance of the Proposed Allocation or (ii) any reasonable objections, in writing, in which case Seller Parent shall also provide its determination of the allocation of the purchase price, along with backup calculations and supporting documents. Seller Parent and Purchaser shall use commercially reasonable efforts to resolve any differences between them for ten days. In the event that an agreement cannot be reached, any dispute shall be resolved in a manner similar to the procedures for the purchase price adjustment dispute as described in Section 2.11(b). The allocation pursuant to this Section 2.12(b) as finally determined pursuant to these provisions shall be referred to as the “Final Allocation”.

(c) The Parties agree that they will not, and will not permit any of their respective Affiliates to, take a position (unless required by a final determination within the meaning of Section 1313(a) of the Code or any similar state, local or non-U.S. law) on any Tax Return or in any Tax audit or examination before any Governmental Entity that is in any way inconsistent with the Final Allocation.

Section 2.13 Adjustments to the Purchase Price. Purchaser and Seller Parent agree to treat any amounts payable after the Closing by Seller Parent to Purchaser (or by Purchaser to Seller Parent) pursuant to this Agreement as an adjustment to the Final Purchase Price for Tax purposes, unless a change in applicable Tax Law, or final determination by the appropriate Governmental Entity or court causes any such payment not to be treated as an adjustment to the Final Purchase Price for Tax purposes.

Section 2.14 Withholding Taxes. The Parties acknowledge and agree that all payments made by or on behalf of Purchaser under this Agreement shall be made free and clear of any Taxes unless Purchaser is required under the Code, or any applicable provision of Tax Law, to deduct and withhold such amounts to be paid over to the applicable Governmental Entity; provided that at least 15 Business Days prior to making any such deduction or withholding, Purchaser shall provide notice to Seller Parent of the amounts subject to withholding and shall cooperate with Seller Parent to eliminate or minimize to the greatest extent practicable the basis for such deduction or withholding.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER PARENT

Except (a) as disclosed in the most recent Annual Report on Form 10-K filed by Seller Parent with or to the SEC pursuant to the Securities Act or the Securities Exchange Act of 1934 (the “Seller Parent10-K”) and prior to the date of this Agreement (other than (i) any information that is contained solely in the “Risk Factors” section of the Seller 10-K that are not statements of historical fact and (ii) any forward-looking statements, or other statements that are similarly predictive or forward-looking in nature, contained in the Seller 10-K), (b) with respect to or in connection with any Excluded Asset or Excluded Liability, or (c) as set forth in the Seller Disclosure Schedule, of which the Sections referred to below are a part, or in the documents and other materials identified in the Seller Disclosure Schedule, and subject to the limitations contained in Article XI, Seller Parent represents and warrants to Purchaser as of the date hereof and as of the Closing as follows:

Section 3.1 Organization and Qualification. Each of the Seller Parent and Seller is a corporation validly existing and in good standing under the Laws of the State of Delaware. Each of the Seller Parent and Seller has all necessary corporate power and authority to own the Sold Securities, and together with the Sold Company, to operate the Business. The Seller has all necessary corporate power and authority to sell, grant, convey and transfer the Sold Securities to Purchaser as contemplated by this Agreement, and to execute and deliver this Agreement and each Ancillary Agreement to which it is or will be a party and to perform its obligations hereunder and thereunder.

Section 3.2 Authorization. The execution, delivery and performance of this Agreement and the Ancillary Agreements by or on behalf of each of Seller Parent and its Subsidiaries party thereto, as applicable, and the consummation by each of them of the Contemplated Transactions have been, in the case of Seller Parent, and will be prior to the Closing, in the case of its Subsidiaries, duly authorized by all necessary corporate or other applicable legal entity action on the part of such party, and, upon such authorization, no other material corporate or shareholder proceedings or actions are necessary to authorize and consummate this Agreement, the Ancillary Agreements or the Contemplated Transactions. Seller Parent has duly executed this Agreement and, on the Closing Date, Seller Parent and each Subsidiary of Seller Parent, as applicable, will have duly executed and delivered the applicable Ancillary Agreements to which Seller Parent or such Subsidiary of Seller Parent will be a party. Assuming due authorization, execution and delivery by Purchaser, this Agreement constitutes the valid and binding obligation of Seller Parent and each applicable Ancillary Agreement when so executed and delivered will constitute the valid and binding obligation of Seller Parent and/or each Subsidiary of Seller Parent party thereto, as applicable, enforceable against Seller Parent or such Subsidiary of Seller Parent in accordance with their respective terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect relating to or affecting the enforcement of creditors’ rights generally, and (b) general equitable principles with respect to the availability of specific performance or other equitable remedies (whether considered in a proceeding in equity or at law) (the “Insolvency and Equity Exceptions”).

Section 3.3 Capitalization of the Sold Company. The authorized capital stock of the Sold Company consists of 10,000 shares of common stock, par value $1.00 per share, of which 800 shares of the common stock of the Sold Company are issued and outstanding, and there are no other authorized, allotted, issued or outstanding Equity Securities of the Sold Company. The Sold Securities are owned of record free and clear of any Encumbrances (except for restrictions imposed by state and federal securities laws), by the Seller and have been validly allotted and issued, are fully paid or credited as fully paid and nonassessable (with respect to jurisdictions that recognize such concept) and have not been issued in violation of any preemptive or similar rights. Except as expressly set forth in the Organizational Documents of the Sold Company, there are no outstanding options, warrants, calls, rights or any other agreements relating to the sale, allotment, issuance or voting of any Equity Securities of the Sold Company, or any securities or other instruments convertible into, exchangeable for or evidencing the right to purchase any of the Sold Securities.

Section 3.4 Governmental Filings. Assuming the accuracy of Section 4.3, except for (a) (i) HSR Act Clearance, (ii) any other Antitrust Approvals, (iii) (x) the filing of a joint voluntary notice (the “Joint Notice”) with the Committee on Foreign Investment in the United States (“CFIUS”) pursuant to Section 721 of Title VII of the Defense Production Act of 1950 (codified at 50 U.S.C. § 4565), as amended, and the regulations issued pursuant thereto (codified at 31 C.F.R. Parts 800 through 802), as amended (collectively, “Section 721”) and (y) CFIUS Approval and (iv) any other Foreign Investment Approvals (clauses (i) through (iv), the “Regulatory Approvals”), (b) filings required solely related to the identity of or any business conducted by Purchaser or its Affiliates, (c) all consents and approvals of Governmental Entities listed on Section 3.4 of the Seller Disclosure Schedule, (d) filings that may be required under applicable securities Laws, (e) filings of this Agreement or any Ancillary Agreements that may be required under Law in any jurisdictions other than the United States, (f) approvals, consents, waivers or authorizations that may be required as a result of the identity or character of Purchaser, (g) the DDTC Notices; (h) the actions required to be taken by Seller Parent pursuant to Section 5.4, (i) appropriate submissions to the United States Defense Counterintelligence and Security Agency, formerly known as the Defense Security Service (the “DCSA”) and, to the extent applicable, any other Governmental Entity, pursuant to the National Industrial Security Program Operating Manual (DOD 5220.22-M) (together with any supplements, amendments or revised editions thereof, the “NISPOM”) and any other applicable national or industrial security regulations, and appropriate submissions and requests for approval under any applicable foreign ownership, control or influence (“FOCI”) requirements, (j) the FCC Approval and (k) any other filing, submission, notice, approval, consent, waiver or authorization of any Governmental Entity where the failure to obtain such would not be materially adverse to the Business, taken as a whole, no approval, consent, waiver or authorization from, or notification or filing to, any Governmental Entity is required for or in connection with the execution and delivery by Seller Parent of this Agreement or the Ancillary Agreements to which Seller Parent or any of its Subsidiaries is or will be a party or the consummation by the Seller of the Contemplated Transactions.

Section 3.5 Non-Contravention. The execution and delivery by Seller Parent or any of its Subsidiaries of this Agreement and the Ancillary Agreements and the consummation by the Seller of the Contemplated Transactions do not and will not, assuming the receipt of the Regulatory Approvals, submission of the DDTC Notices, completion of the actions required to be taken by Seller Parent pursuant to Section 5.4, and completion of such filings with the DCSA as are necessary to comply with the NISPOM (DOD 5220.22-M)(a) violate any provision of the Organizational Documents of the Seller or any of its Subsidiaries, (b) conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration of any right or obligation of the Seller or any of its Subsidiaries which is a party thereto under, any Material Contract, or Real Property Lease, or (c) subject to compliance with the requirements of Antitrust Laws, violate or result in a breach of or constitute a default under applicable Law applicable to the Seller with respect to the Business or the Sold Securities, other than, in the cases of clauses (b) and (c), conflicts, breaches, terminations, defaults, cancellations, modifications, accelerations, losses, violations or Encumbrances that would not be materially adverse to the Business, taken as a whole.

Section 3.6    Financial Information.

(a) Section 3.6(a) of the Seller Disclosure Schedule sets forth (i) the unaudited balance sheet (the “Balance Sheet”) of the Business as of January 1, 2021 (the “Most Recent Balance Sheet Date”) and (ii) the unaudited income statement of the Business for the respective 12-month period ending January 1, 2021 (together with the Balance Sheet, hereinafter being referred to as the “Financial Information”).

(b) The Balance Sheets fairly present in all material respects the financial position of the Business as of the Most Recent Balance Sheet Date and the income statement included in the Financial Information (including any related notes and schedules thereto) fairly present in all material respects the results of operations, as the case may be, of the Business for the period set forth therein in accordance with the accounting records and policies of Seller Parent and with GAAP, consistently applied during the periods involved, except (i) that the Financial Information does not contain all footnote disclosures required by GAAP, (ii) that the Financial Information (and the allocations and estimations made by Seller Parent in preparing such Financial Information) (A) is not necessarily indicative of the costs that would have resulted if the Business had been operated on a standalone basis as of such dates or for such periods and (B) may not be indicative of any such costs to Purchaser that will result following the Closing, and (iii) as set forth on Section 3.6(b) of the Seller Disclosure Schedule.

(c) The Business does not have Liabilities that are required to be set forth on a combined balance sheet prepared in accordance with GAAP, except (i) Liabilities reflected in the Financial Information or disclosed in the notes thereto, (ii) Liabilities incurred in the Ordinary Course since the Most Recent Balance Sheet Date which are not, individually or in the aggregate, material in amount, (iii) Liabilities incurred in connection with the Contemplated Transactions, and (iv) Liabilities for future performance under any Transferred Contract .

Section 3.7 Absence of Certain Change. From the Most Recent Balance Sheet Date through the date hereof, (a) there has not been any Material Adverse Effect and (b) Seller Parent has not, and has not permitted any of its Subsidiaries to, in relation to the conduct of the Business, take any action set forth in clauses (i), (iii)-(iv), (viii)-(ix) and (xi) of Section 5.2(a) which, if taken during the Pre-Closing Period, would require consent of Purchaser.

Section 3.8 Legal Proceedings.

(a) There are no Proceedings Related to the Business that are pending or, to the Knowledge of Seller Parent, threatened in writing against the Seller Parent, the Seller or the Sold Company that would reasonably be expected to result in material Liability to the Business.

(b) During the past three years, there has been no pending directed or voluntary disclosures with respect to any potential violation of Anti-Corruption Laws by the Sold Company, or by Seller Parent or Seller with respect to the Business. To the Knowledge of the Seller Parent, during the past three years, no director, officer, employee or agent (in the course of their actions taken on behalf of the Business) of the Sold Company or, with respect to the Business, Seller Parent or Seller, has given, offered or solicited or agreed to give, offer or solicit, any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment regardless of form and whether in money, property or services, (i) to any government official (whether foreign or local), or (ii) that subjected the Sold Company or, with respect to the Business, Seller Parent or Seller, to any damage or penalty in any civil, criminal or governmental Proceeding, in each case, in a manner that violated applicable Law.

Section 3.9 Employee Benefits.

(a) Section 3.9(a) of the Seller Disclosure Schedule sets forth a correct and complete list of each material Benefit Plan, separately identifying each such Benefit Plan that is an Assumed Plan. Seller Parent has made available to Purchaser, to the extent applicable, with respect to each such material Benefit Plan, correct and complete copies of the Benefit Plan documents or the summary plan descriptions, to the extent applicable.

(b) Neither the execution of this Agreement nor the consummation of the Contemplated Transactions shall (i) entitle any current or former Business Employees, or directors or independent contractors of the Sold Company or its ERISA Affiliates, to severance pay or benefits or any increase in severance pay or benefits upon any termination of employment after the date of this Agreement (other than severance pay required by applicable Law) or (ii) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits under, or materially increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans to any current or former Business Employees, or directors or independent contractors of the Sold Company or its ERISA Affiliates. No amount paid or payable (whether in cash, in property, or in the form of benefits) to any current or former Business Employee, or directors or independent contractors of the Sold Company, in connection with the Contemplated Transactions (either alone or in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. The Sold Company has no obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999 of the Code.

(c) With respect to each Benefit Plan, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole: (i) no event has occurred and, to the Knowledge of Seller Parent, there exists no condition or set of circumstances in connection with which the Sold Company could be subject to any liability under the terms of such Benefit Plan, ERISA, the Code or other Law, (ii) each Benefit Plan (other than a Non-U.S. Benefit Plan) complies and has been established, amended, managed and operated in all material respects with applicable Law and administrative or governmental rules and regulations, including ERISA and the Code, and (iii) each Assumed Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter as to such qualification from the IRS and, to the Knowledge of Seller Parent, no event has occurred, either by reason of any action or failure to act, which would cause the loss of any such qualification. With respect to each Benefit Plan, all required payments, premiums, contributions, distributions or reimbursements for all periods ending prior to or as of the date hereof have been made within the time prescribed by such Benefit Plan or applicable law or, to the extent not required to be made or paid on or before the date hereof have been properly accrued.

(d) The Sold Company and its ERISA Affiliates have not and are not expected to incur any material liability relating to any Benefit Plan under Title IV of ERISA with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by the Sold Company or any ERISA Affiliate.

(e) The Sold Company has not maintained, established, participated in or contributed to, and is not and has not been obligated to contribute to, and has not otherwise incurred any obligation or liability (including any contingent liability) under, (i) any “multiemployer plan” within the meaning of Section 3(37) of ERISA in the last six years or (ii) any arrangement that provides medical life insurance or other welfare benefits to any current or future retired or terminated employee (or dependent thereof) other than as required pursuant to COBRA.

(f) All Assumed Plans that are Non-U.S. Benefit Plans comply with applicable local Law in all material respects.

(g) To the Knowledge of Seller Parent, none of the Benefit Plans are presently under non-routine audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the Department of Labor, or any other Governmental Entity, domestic or foreign, and no matters are pending with respect to a Benefit Plan under the IRS’s Employee Plans Compliance Resolution System, or other similar programs. There has been no prohibited transaction with respect to any Benefit Plan which could subject the Sold Company or any officer, director or employee of the Sold Company to a material penalty or tax under Section 502(i) of ERISA or Section 4975 of the Code.

(h) The Sold Company and each ERISA Affiliate have offered affordable, minimum value, employer group medical coverage to all of their full-time, common law employees, within the meaning of the employer shared responsibility regulations promulgated under Code § 4980H for each calendar year for which the Sold Company and its ERISA Affiliates are an “applicable large employer” as that term is defined in Code § 4980H and the regulations thereunder. To the Knowledge of Seller Parent, no penalties under Code § 4980H and the regulations thereunder are assessable on the Sold Company or any ERISA Affiliate for the last three calendar years with respect to any employee. Further, for the last three calendar years for which such forms have become due, the Sold Company and each ERISA Affiliate have timely filed their Forms 1094-C and Forms 1095-C with respect to their employer group medical coverage, if required by Law.

(i) Each Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has at all times been administered, operated and maintained in all material respects according to the requirements of Section 409A of the Code. The Sold Company has no obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 409A of the Code.

Section 3.10 Compliance with Laws.

(a) The Business is, and for the past three years, has been conducted in compliance in all material respects with all Laws applicable to the Business. The Seller Parent, the Seller and the Sold Company are duly licensed under Law and now possess, or will at Closing possess, all material Permits necessary for the conduct of the Business, except where the failure to be so licensed or to possess such Permits, individually or in the aggregate, would not be reasonably expected to be material to the Business, and are in compliance in all material respects with such Permits. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to constitute a warranty, representation or obligation on the part of Seller Parent, Seller or the Sold Company that relates to compliance with any zoning ordinances or building code.

(b) The Sold Company and Seller Parent and Seller, to the extent applicable to the Business, and to the Knowledge of Seller Parent, their respective directors, officers, employees and agents (in the course of their actions taken on behalf of the Business) (i) are and for the past three years have been in compliance in all material respects with U.S. and any applicable foreign economic sanctions Laws and regulations, including economic sanctions administered by OFAC and U.S. and applicable foreign Laws and regulations pertaining to export and import controls and anti-boycott requirements, including those administered by the U.S. Departments of Commerce and State (collectively, “Trade Controls”), and (ii) are not and have not been (A) identified on any OFAC List, (B) organized, resident, or located in any country or territory that is itself the subject of economic sanctions; or (C) owned or controlled by any Person or Persons described in clause (A) or (B).

Section 3.11 Environmental Matters.

(a) The Seller and the Sold Company (each, with respect to the Business) are currently, and for the past three years have been, in compliance with all Environmental Laws applicable to the Owned Real Property, the Leased Real Property and the operation of the Business as currently operated by the Seller and the Sold Company, other than failures to comply that would not be reasonably expected to result in material Liability to the Business.

(b) None of the Seller or the Sold Company have received from any Person any written notice, demand, claim, letter or request for information relating to any violation or alleged violation of, or Liability under, any Environmental Law in relation to the Business by the Seller or the Sold Company, the Owned Real Property or the Leased Real Property, other than those in each case that would not be reasonably expected to result in material Liability to the Business.

(c) There are no Orders outstanding, or any Proceedings pending, or, to the Knowledge of Seller Parent, threatened relating to compliance with any Environmental Law in relation to the Business, the Owned Real Property or the Leased Real Property, other than those Orders and Proceedings that would not be reasonably expected to result in material Liability to the Business.

(d) There has been no release of Hazardous Substances at the Owned Real Property or the Leased Real Property or any formerly owned, used or operated property, nor any disposal of Hazardous Substances that would reasonably be expected to result in a material Liability, and to the Knowledge of Seller Parent, there exists no (i) underground or above ground storage tanks other than in compliance with Environmental Laws, (ii) materials or equipment containing friable asbestos or polychlorinated biphenyls other than in compliance with Environmental Laws, (iii) groundwater monitoring wells, drinking water wells or production water wells or (iv) landfills, surface impoundments or disposal areas at the Owned Real Property or the Leased Real Property.

(e) Neither the Sold Company nor the Business has assumed by contract, by operation of Law any obligations or liabilities relating to Hazardous Substances or otherwise arising under or relating to applicable Environmental Laws that would reasonably be expected to result in a material Liability.

(f) All final and non-privileged environmental reports, studies, audits, records, sampling data, site assessments and other similar documents that are in the possession of the Seller Parent, the Seller or the Sold Company and relate to the Business or the Owned Real Property or the Leased Real Property have been made available to the Purchaser.

Section 3.12 Intellectual Property.

(a) Section 3.12(a) of the Seller Disclosure Schedule contains a list of all Registered Business IP, indicating for each item of such Registered Business IP, the record owner, the registration or application number and the application jurisdiction. Except as would not, individually or in the aggregate, have a Material Adverse Effect, such Registered Business IP that is issued or registered is subsisting and valid and enforceable. The Registered Business IP includes all registered Intellectual Property (i) owned by the Seller Parent, Seller or Sold Company and (ii) used exclusively in the Business.

(b) Seller Parent, the Seller or the Sold Company exclusively owns the material Business IP, free and clear of Encumbrances, other than Permitted Encumbrances.

(c) The Business IP, together with all Intellectual Property (including software) licensed by Seller and its Affiliates (excluding the Sold Company) to Purchaser, Sold Company or their respective Affiliates under the Ancillary Agreements, constitutes all material Intellectual Property used in, held for use in or otherwise necessary for the operation of the Business as currently conducted. The foregoing is not, and shall not be construed as, a representation or warranty regarding non-infringement of Intellectual Property, which is addressed solely in Section 3.12(d).

(d) The conduct of the Business as currently conducted, and as it has been conducted for the last three years, does not infringe, misappropriate or otherwise violate the Intellectual Property of any other Person, in each case, in any material respect.

(e) To the Knowledge of Seller Parent, no Person is infringing, misappropriating or otherwise violating, or has in the past three years infringed, misappropriated or otherwise violated, the Business IP, in each case, in any material respect.

(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, Seller Parent, the Seller or the Sold Company has taken commercially reasonable measures to protect, maintain and enforce the Business IP, and to protect and preserve the confidentiality of the Trade Secrets included in the Business IP.

(g) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, none of the Seller, Seller Parent or the Sold Company has disclosed any Trade Secrets or confidential information within the Transferred Intellectual Property or in which the Sold Company has (or purports to have) any right, title or interest (or any tangible embodiment thereof) to any Person, employee, or contractor without having such Person employee, or contractor execute a valid and binding written agreement regarding the non-disclosure and non-use thereof. Each of the past and present employees, consultants, and contractors of the Sold Company and any other Persons that develop, author, create or invent any material Business IP, have entered into written agreements with the Sold Company (or the Seller or Seller Parent, as applicable) pursuant to which such employee, consultant, contractor or Person agrees to protect all of the Business IP and assigns to the Sold Company (or the Seller or Seller Parent, as applicable) any Intellectual Property invented, created, discovered or otherwise developed by such employee, consultant, contractor or Person in the course of his, her or its relationship with the Sold Company (or the Seller or Seller Parent, as applicable).

(h) The Sold Company (or the Seller or Seller Parent, as applicable) does not use any Open Source Materials in any in a manner that requires, pursuant to the license applicable to such Open Source Materials, any material portions of the Owned Software or Transferred Software (for clarity, other than such Open Source Materials themselves) to be (i) disclosed or distributed in source code form, (ii) licensed to any third parties for the purpose of making derivative works, (iii) redistributed, hosted or otherwise made available at no or minimal charge or (iv) licensed, sold or otherwise made available on terms that grant the right to decompile, disassemble, reverse engineer or otherwise derive the source code of the Owned Software or Transferred Software. The source code of the Owned Software or Transferred Software (x) has not been disclosed to any Person, except pursuant to contractual obligations of confidentiality and (y) in the past three years, has not been placed in escrow for the benefit of a third party.

(i) The Business IT Assets perform in all material respects in conformance with their documentation and as otherwise required by the Business.

(j) Notwithstanding any of the other representations and warranties in this Article III, the representations and warranties in this Section 3.12, Section 3.14(a)(viii) (and, as related thereto, Section 3.14(b)), Section 3.15(h) and Section 3.15(i) constitute the sole representations and warranties of the Seller Parent with respect to Intellectual Property and IT Assets.

Section 3.13 Labor.

(a) Section 3.13(a) of the Seller Disclosure Schedule sets forth an accurate and complete list of (i) any Labor Contract that the Sold Company is a party to or otherwise bound by respecting the Business Employees with the exception of labor unions and similar labor organizations that are mandated by Law and (ii) any pending or, to the Knowledge of Seller Parent, threatened labor representation request with respect to any Business Employee.

(b) The Sold Company is in compliance in all respects with all applicable labor Laws in relation to the Business Employees.

(c) As of the date hereof, there is no pending or, to the Knowledge of Seller Parent, threatened strike, walkout or other work stoppage or any union organizing effort by any of the Business Employees.

Section 3.14 Material Contracts.

(a) Section 3.14 of the Seller Disclosure Schedule sets forth a list of each of the Material Contracts in effect as of the date of this Agreement. “Material Contract” means any Contract (other than Labor Contracts, Real Property Leases, Government Contracts and Government Bids) to which the Seller or the Sold Company is a party that is Related to the Business:

(i) a Contract under which the Business has made aggregate payments to vendors or suppliers of more than $3,000,000 (or local currency equivalent) during the nine-month period ended September 30, 2020;

(ii) a Contract that is a joint venture agreement, operating agreement or similar agreement with respect to a Person that is not directly or indirectly wholly owned by Seller Parent;

(iii) a Contract Related to the Business that contains any (A) “most favored nation” or similar provision in favor of a Person other than the Sold Company, (B) a provision expressly requiring the Seller or the Sold Company to purchase goods or services exclusively from another Person or (C) express restriction on the ability of the Seller or the Sold Company to compete in any line of business or with any Person or to provide services generally or in any market segment or any geographic area;

(iv) a Contract Related to the Business pursuant to which the Seller or the Sold Company has incurred or become liable for any Indebtedness (other than any Indebtedness incurred in the Ordinary Course) owed to a Person other than Seller Parent or any of its Affiliates and that is currently outstanding;

(v) a Contract or series of related Contracts under which the Seller or the Sold Company may be obligated to dispose of or acquire any assets or properties material to the Business taken as a whole, other than dispositions or acquisitions of assets with an aggregate value of less than $3,000,000 in the Ordinary Course;

(vi) other than Contracts related to Intellectual Property and IT Assets, Contracts that grant an option to acquire, sell, lease or license any material asset of the Business or that grant any right of first offer, right of first refusal or right of first negotiation in respect of any material asset of the Business;

(vii) Contracts pursuant to which the Seller or the Sold Company (A) receives any license or other rights under any material Intellectual Property (except for (x) any grant by former or current employees, contractors or consultants, (y) pursuant to non-disclosure agreements or (z) non-exclusive licenses to generally available software) or (B) grants any license or other rights under any material Intellectual Property (except for non-exclusive licenses granted in the Ordinary Course or pursuant to non-disclosure agreements), in each case of clause (A) and (B), where such license or grant is material to the Business, taken as a whole; or

(viii) any lease of real property Related to the Business under which the Seller or the Sold Company is a lessor or landlord.

(b) Each Material Contract (i) is a valid and binding agreement of the Seller or the Sold Company, as applicable, and, to the Knowledge of Seller Parent, each other party thereto, (ii) is in full force and effect, and (iii) subject to the Insolvency and Equity Exceptions, is enforceable against the Seller or the Sold Company, as applicable, and, to the Knowledge of Seller Parent, each other party thereto. Except as would not be material to the Business, taken as a whole, as to each Material Contract, except for breaches or defaults that have been cured and for which the breaching or defaulting party has no Liability, there does not exist thereunder any breach or default on the part of the Seller or the Sold Company, and there does not exist, to the Knowledge of Seller Parent, any event, occurrence or condition, which (after notice, passage of time or both) would constitute or give rise to any such breach or default thereunder.

Section 3.15 Government Contracts.

(a) Generally.

(i) Each Government Contract that is Related to the Business and has generated, or is reasonably expected to generate, more than $7,000,000 in revenue to the Seller or the Sold Company over the life of such Government Contract is listed on Section 3.15(a)(i) of the Seller Disclosure Schedule (the “Material Government Contracts”). Each Material Government Contract (i) is a valid and binding agreement of the Seller or the Sold Company, as applicable, and, to the Knowledge of Seller Parent, each other party thereto, (ii) is in full force and effect, and (iii) subject to the Insolvency and Equity Exceptions, is enforceable against the Seller or the Sold Company, as applicable, and, to the Knowledge of Seller Parent, each other party thereto.

(ii) Section 3.15(a)(ii) of the Seller Disclosure Schedule lists and identifies each outstanding Government Bid existing as of the date hereof, that, if accepted, would lead to a Government Contract that Seller Parent would reasonably expect to generate more than $7,000,000 in revenue to the Business over the life of such Government Contract (the “Material Government Bids”).

(b) Compliance with Law, Regulation and Contractual Terms.

(i) The Seller and the Sold Company, as applicable, are in compliance in all material respects with all applicable statutory and regulatory requirements pertaining to the Material Government Contracts and the Material Government Bids.

(ii) The Seller and the Sold Company, as applicable, are in compliance in all material respects with all terms and conditions, including all clauses, provisions, specifications, and quality assurance, testing and inspection requirements, of the Material Government Contracts.

(iii) None of the Seller or the Sold Company have made any payment, directly or indirectly, to any Person in violation, in any material respect, of applicable Laws, including the Procurement Integrity Act (41 U.S.C. § 423) and other Laws relating to bribes, gratuities, kickbacks, lobbying expenditures, political contributions and contingent fee payments.

(iv) In the past three years, none of the Seller, the Sold Company or, to the Knowledge of Seller Parent, any of their respective Principals (as defined in FAR 2.101), employees, agents, or subcontractors has violated federal criminal law involving fraud, conflict of interest, bribery or gratuity violations found in Title 18 of the United States Code or of the civil False Claims Act (31 U.S.C. §§ 3729—3733) in connection with the award, performance or close out of any Material Government Contract or any subcontract, purchase order or other contract issued by the Seller or Sold Company to any subcontractor, supplier or vendor. In the past three years, none of the Seller or the Sold Company received significant overpayment(s) on any Material Government Contract or any subcontract, purchase order, or other contract (other than contract financing payments as defined in FAR § 32.001) issued thereunder that have not been disclosed or reconciled.

(v) In the past three years, all representations, certifications, or disclosure statements made or submitted by or on behalf of the Seller Parent, the Seller or the Sold Company required under any Material Government Contracts, Material Government Bids and quotations, bids and proposals for Material Government Contracts were current, accurate, and complete in all material respects as of the date of their submission. The Seller and the Sold Company have complied in all material respects with all applicable representations, certifications, and disclosure requirements under all Material Government Contracts and each of its quotations, bids, and proposals for Material Government Contracts.

(vi) In the past three years, none of the Seller Parent, the Seller and the Sold Company have undergone or are undergoing any audit by a Governmental Entity (other than routine audits by the Defense Contract Audit Agency or the Defense Contract Management Agency), review, inspection, investigation, survey or examination of records relating to any Material Government Contract.

(vii) In the past three years, none of the Seller Parent, Seller, and Sold Company have made any voluntary disclosure to a Governmental Entity with respect to any alleged false statements, false claims, or similar misconduct under to any Material Government Contract.

(viii) The Seller and the Sold Company’s cost accounting, purchasing, inventory and quality control systems are in compliance in all material respects with all applicable U.S. Government procurement statutes and regulations and with the requirements of the applicable Material Government Contracts.

(c) Disputes, Claims and Litigation.

(i) There exist no outstanding asserted disputes, claims or written requests for equitable adjustment for an amount in excess of $3,000,000 between the Seller or the Sold Company, on the one hand, and either any Governmental Entity or any prime contractor, subcontractor, vendor or other Person, on the other hand, arising under or relating to any Material Government Contract or Material Government Bid.

(ii) In the past three years, neither any Governmental Entity nor any prime contractor or higher-tier subcontractor under a Material Government Contract has withheld or set off, or attempted to withhold (other than the hold-backs pursuant to contracts in the Ordinary Course) or set off, amounts of money otherwise acknowledged to be due to Seller or the Sold Company under any Material Government Contract or withhold or set offs that have been completed or resolved.

(iii) None of Seller Parent, Seller or the Sold Company have received written notice of, and to the Knowledge of Seller Parent, the Seller and Sold Company are not under, any administrative, civil, or criminal investigation by a Government Entity or indictment involving alleged false statements, false claims or other misconduct relating to any Material Government Contract or quotations, bids, and proposals for Government Contracts. The Seller and Sold Company have not been, and are not now, a party to any administrative or civil litigation involving alleged false statements, false claims, or other misconduct relating to any Material Government Contract or quotations, bids, and proposals for Government Contracts.

(d) Sanctions and Termination. In the past three years, none of the Seller, the Sold Company or Seller Parent has received any material show cause, cure, deficiency, default or similar notice in writing relating to any Material Government Contract. During the three-year period immediately prior to the date hereof, none of the Seller, the Sold Company nor any of their respective directors, officers, employees or, to the Knowledge of Seller Parent, consultants was suspended, debarred or proposed for suspension or debarment from government contracting. The Seller and the Sold Company have not received any notice in writing terminating or indicating a final decision to terminate any Material Government Contract for default.

(e) National Security Obligations. As of the date hereof, Seller Parent and its respective employees hold such security clearances as are required, in all material respects, to perform any Government Contracts of the type currently being performed by it. To the Knowledge of the Seller Parent, there is no existing information, fact, condition, or circumstance that would cause the Seller and the Sold Company to lose any facility security clearance. The Seller and the Sold Company are in compliance in all material respects with all applicable requirements regarding national security, including those obligations specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (May 18, 2016), and any supplements, amendments or revised editions thereof.

(f) Assignments. The Seller Parent, the Seller, and the Sold Company have not made any assignment of any Material Government Contract or of any interest in any Material Government Contract to any Person.

(g) Organizational Conflicts of Interest. In the past three years, the Seller and the Sold Company have not had access to non-public information, provided services or engaged in any other conduct that has created an unmitigated organizational conflict of interest. The Seller and the Sold Company have developed and implemented procedures designed to identify potential organizational conflicts of interest.

(h) Technical Data and Software Rights.

(i) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, in no case has the Seller Parent, the Seller, or the Sold Company waived, assigned, or forfeited any rights or title in data, technical data or computer software licensed or otherwise provided by the Seller Parent, the Seller, or the Sold Company under a Governmental Contract, by failing to mark such data, technical data, or software in accordance with the applicable requirements for protection of such rights, or by any other acts or omissions constituting a waiver, in each case, with respect to such Government Contract, including failing to furnish the standard commercial computer software and commercial computer software license to a Governmental Entity customer, or acts or omissions constituting assignment of such data, technical data or computer software such as agreeing to any contractual provisions in any Government Contract giving a Governmental Entity rights to such data, technical data or computer software different from the applicable customary commercial computer software license or the right to require assignment of copyright, patent or other rights in the Seller’s or the Sold Company’s data, technical data, or computer software; and

(ii) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, in no case has any Governmental Entity or any other Person asserted a challenge, or expressed an intent to challenge, any of the Seller’s or the Sold Company’s ownership of any data, technical data or computer software, in connection with any Governmental Contract.

(i) Inventions. The Seller and the Sold Company have complied with the requirements to submit patentable invention disclosures as required under the federal acquisition regulations under any Material Government Contract and no Governmental Entity has any ownership or exclusive license rights in any inventions of the Business

Section 3.16 Sufficiency of Assets. Seller Parent and its Subsidiaries own, hold or have the right to use (including licenses or pursuant to licenses or other Contracts), free and clear of Encumbrances except for Permitted Encumbrances, all of the tangible assets of the Sold Company and all of the tangible assets that constitute Transferred Assets (other than (a) assets, rights, services and properties contemplated to be made available to Purchaser pursuant to the Ancillary Agreements, (b) Business Guarantees terminated in accordance with Section 5.19 and Intercompany Accounts cancelled, repaid or otherwise eliminated in accordance with Section 5.20, (c) Group Policies and (d) Intellectual Property, which is the subject of Section 3.12(c)), which together constitute all of the tangible assets necessary for the conduct and operation of the Business by Purchaser in substantially the same manner in all material respects as the Business was conducted and operated by Seller Parent and its Subsidiaries immediately prior to the Closing, assuming all Consents and Regulatory Approvals, CFIUS Approval and DCSA Approval required in connection with the consummation of the Contemplated Transactions have been obtained, other than as set forth on Section 3.16 of the Seller Disclosure Schedule; provided, however, that the foregoing is not a representation of non-infringement of Intellectual Property (which is addressed solely in Section 3.12(c)). The tangible assets, taken as a whole, of the Sold Company and those included in the Transferred Assets are in good operating condition and repair, except for ordinary wear and tear and the inventory or equipment that is no longer actively used by the Business.

Section 3.17 Real Property.

(a) Seller Parent has made available to Purchaser prior to the date of this Agreement correct and complete copies of each of the Real Property Leases. Section 3.17 of the Seller Disclosure Schedule contains a correct and complete list of the Real Property Leases, including the expiration date, the approximate total annual lease cost and the approximate total annual operating cost. Other than has been made available to Purchaser by Seller Parent prior to the date of this Agreement, there are not any material subleases, licenses or other occupancy agreements affecting the Real Property Leases. The Seller, Seller Parent or the Sold Company, as applicable, has a valid leasehold interest in the Real Property Leases and the real property subject thereto, free from all Encumbrances except Permitted Encumbrances. Other than the Real Property Leases, there are no other agreements or understandings, whether written or oral, between the Seller, Seller Parent or the Sold Company, as applicable, and the applicable landlords with respect to the real property subject to the Real Property Leases. There are no offsets, counterclaims or defenses under the Real Property Leases on the part of the applicable landlords. All rent and other amounts payable under the Real Property Leases have been fully and timely paid. Each Real Property Lease (i) is a valid and binding agreement of the Seller or the Sold Company, as applicable, and, to the Knowledge of Seller Parent, each other party thereto, (ii) is in full force and effect, and (iii) subject to the Insolvency and Equity Exceptions, is enforceable against the Seller or the Sold Company, as applicable, and, to the Knowledge of Seller Parent, each other party thereto. Except as would not be material to the Business, taken as a whole, as to each Real Property Lease, except for breaches or defaults that have been cured and for which the breaching or defaulting party has no Liability, there does not exist thereunder any breach or default on the part of the Seller or the Sold Company, and there does not exist, to the Knowledge of Seller Parent, any event, occurrence or condition, which (after notice, passage of time or both) would constitute or give rise to any such breach or default thereunder.

(b) Section 3.17(b) of the Seller Disclosure Schedule contains a correct and complete list of all of the Transferred Owned Real Property. Seller Parent or its Subsidiaries (other than the Sold Company) has good, valid and marketable title to all of the Transferred Owned Real Property, free and clear of Encumbrances other than Permitted Encumbrances. Other than as set forth on Section 3.14(a)(viii) of the Seller Disclosure Schedule, there are no material leases, subleases, licenses or other occupancy agreements affecting the Transferred Owned Real Property. There are no amounts payable to any Person the non-payment of which could give rise to an Encumbrance upon any Transferred Owned Real Property.

(c) The Sold Company does not own any real property, except for the Sold Company Owned Real Property. The Sold Company has good, valid and marketable title to all of the Sold Company Owned Real Property, free and clear of Encumbrances other than Permitted Encumbrances. Other than as set forth on Section 3.14(a)(viii) of the Seller Disclosure Schedule, there are no material leases, subleases, licenses or other occupancy agreements affecting the Sold Company Owned Real Property. There are no amounts payable to any Person the non-payment of which could give rise to an Encumbrance upon any Sold Company Owned Real Property.

(d) The Transferred Leased Real Property set forth on Section 3.17(d)(i) of the Seller Disclosure Schedule is subject to that certain PILOT program arrangement set forth on Section 3.17(d)(ii) of the Seller Disclosure Schedule (the “PILOT Arrangement”). The Transferred Owned Real Property set forth on Section 3.17(d)(iii) of the Seller Disclosure Schedule is subject to that certain Economic Development Incentives arrangement set forth on Section 3.17(d)(iv) of the Seller Disclosure Schedule (the “EDI Arrangement”). Each Contract relating to the PILOT Arrangement and the EDI Arrangement (A) is a valid and binding agreement of the Seller and, to the Knowledge of Seller Parent, each other party thereto, (B) is in full force and effect, and (iii) subject to the Insolvency and Equity Exceptions, is enforceable against the Seller and, to the Knowledge of Seller Parent, each other party thereto. Except as would not be material to the Business, taken as a whole, as to each Contract relating to the PILOT Arrangement or the EDI Arrangement, except for breaches or defaults that have been cured and for which the breaching or defaulting party has no Liability, there does not exist thereunder any breach or default on the part of the Seller and there does not exist, to the Knowledge of Seller Parent, any event, occurrence or condition, which (after notice, passage of time or both) would constitute or give rise to any such breach or default thereunder, nor, to the Knowledge of Seller Parent, have events or changes occurred since the initial effective date of the PILOT Arrangement and EDI Arrangement, respectively, that allow the applicable governmental body to terminate or recapture benefits pursuant to the provisions of such Contracts.

(e) As of the date hereof, there are no pending or, to the Knowledge of Seller Parent, threatened appropriation, condemnation, eminent domain or like proceedings relating to the Owned Real Property and, to the Knowledge of Seller Parent, no pending or threatened appropriation, condemnation, eminent domain or like proceedings relating to the Leased Real Property, in each case, except for any proceeding that would not be, individually or in the aggregate, reasonably expected to be material to the Business.

Section 3.18 Taxes. Except as set forth in Schedule 3.18 of the Seller Disclosure Schedules:

(a) all Tax Returns required to be filed by the Sold Company or with respect to any of the Transferred Assets or the Business have been filed when due (taking into account extensions) and such Tax Returns are true, correct and complete in all material respects, and all material Taxes required to be paid by the Sold Company or with respect to the Transferred Assets or the Business (whether or not shown as due on such Tax Returns) have been or will be paid, except for any Taxes being contested in good faith and for which adequate reserves have been set aside in accordance with GAAP;

(b) each of the Sold Company and, with respect to the Transferred Assets and the Business, the Seller Parent and the Seller has (i) complied with all applicable Law relating to the payment, reporting and withholding of material Taxes, (ii) withheld (within the time and in the manner prescribed by applicable Law) from employee wages and paid over to the proper Governmental Entities (or is properly holding for such timely payment) all material amounts required to be so withheld and paid over under all applicable Law, and (iii) timely filed all withholding and information reporting Tax Returns with respect to a material amount of Taxes;

(c) there are no Encumbrances for material Taxes on the assets of the Sold Company and the Transferred Assets, except for (i) Permitted Encumbrances, and (ii) Encumbrances for Taxes not yet due and payable or that are being contested in good faith and for which adequate reserves have been set aside in accordance with GAAP;

(d) there is no pending Tax Contest by any Governmental Entity with respect to any Taxes of the Sold Company or any Taxes with respect to the Transferred Assets or the Business, and no such Tax Contest has been threatened in writing;

(e) the Sold Company has not waived any statute of limitations beyond the date hereof in respect of any Taxes or agreed to any extension of time beyond the date hereof with respect to a Tax assessment or deficiency (other than in connection with any extension of time to file Tax Returns obtained in the Ordinary Course), which waiver or extension is still in effect;

(f) no jurisdiction where the Sold Company does not file a Tax Return has made a claim in writing that the Sold Company is or may be required to file a Tax Return for such jurisdiction, and no jurisdiction where the Seller does not file a Tax Return has made a claim in writing that the Seller is or may be required to file a Tax Return with respect to the Transferred Assets or Business for such jurisdiction;

(g) (i) the Sold Company does not have, nor did it previously have, since January 1, 2018, a permanent establishment in any country other than the United States, and (ii) the Seller does not have, nor did it previously have, since January 1, 2018, a permanent establishment in any country other than the United States as a result of its ownership of the Transferred Assets or conduct of the Business;

(h) the Sold Company has not participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4;

(i) the Sold Company is not a party to or bound by any agreement providing for the indemnification, allocation or sharing of Taxes (other than any commercial agreement entered into in the Ordinary Course and the primary purpose of which does not relate to Taxes);

(j) the Sold Company does not have any liabilities (i) under any agreements providing for the indemnification, allocation or sharing of Taxes (other than any commercial agreement entered into in the Ordinary Course and the primary purpose of which does not relate to Taxes); or (ii) as a result of being a transferee (within the meaning of Section 6901 of the Code or any other applicable Law) or successor of another Person or as a result of being a member of an affiliated, consolidated, unitary or combined group of which the Seller Parent or Seller was not or is not the ultimate parent corporation pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law), in each case, that will not have been satisfied prior to Closing or properly accrued on the books and records of the Sold Company;

(k) since January 1, 2018, the Sold Company has never been a member of a consolidated, combined, unitary or aggregate group of which the Seller Parent or L3 Technologies, Inc. was not the ultimate parent corporation;

(l) the Sold Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date, whether pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax Law or otherwise, as a result of any (i) transactions, events or accounting methods employed prior to the Transactions, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed prior to the Closing, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) with respect to a transaction occurring prior to the Closing, (iv) election under Section 108(i) of the Code made prior to the Closing, (v) prepaid amounts received prior to the Closing, or (vi) an election under Section 965(h) of the Code;

(m) the Sold Company has not received any private letter ruling from the IRS (or any comparable Tax ruling from any other Governmental Entity);

(n) Since January 1, 2018, the Sold Company has not received any IRS Form K-1 in its capacity as a partner for U.S. federal income tax purposes ; and

(o) the Sold Company has not been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code in the two years prior to the date of this Agreement.

Notwithstanding anything to the contrary contained in this Agreement: (i) the representations and warranties set forth in this Section 3.18 and Section 3.9 (Employee Benefits) constitute the sole and exclusive representations and warranties regarding Taxes, Tax Returns and other matters relating or attributable to Taxes; and (ii),nothing in this Agreement (including this Section 3.18) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute (including methods of accounting) with respect to the Sold Company or any Transferred Assets.

Section 3.19 Insurance Coverage. Set forth on Section 3.19 of the Seller Disclosure Schedule is a true, correct and complete list of all current material policies or binders of liability, product liability, umbrella liability, real and personal property, workers’ compensation, fiduciary liability and other casualty and property insurance maintained by the Seller Parent or its Affiliates relating to the Business, but excluding any self-insurance program (collectively, the “Insurance Policies”). Except as set forth on Section 3.19 of the Seller Disclosure Schedule, there are no material claims related to the Business, the Sold Company or any Transferred Asset or Assumed Liability pending under any such Insurance Policy as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights.

Neither Seller Parent nor any of its Subsidiaries has, during the past three years, received any written notice of cancellation of any such Insurance Policy materially adversely impacting the Business. All premiums due on such Insurance Policies have either been paid or, if not yet due, accrued. All such Insurance Policies (a) are in full force and effect and enforceable in accordance with their terms, (b) are provided by carriers who are financially solvent, and (c) have not been subject to any lapse in coverage, in each case, except as would not reasonably be expected to be material to the Business, taken as a whole. Neither Seller Parent nor any of its Subsidiaries is in default under, or has otherwise failed to comply with, in any material respect, any provision contained in any such Insurance Policy in a manner that could reasonably be expected to materially adversely impact the Business.

Section 3.20 Brokers. Except as set forth on Section 3.20 of the Seller Disclosure Schedule, Seller Parent has not utilized the services of any investment banker, broker, finder or intermediary in connection with the Contemplated Transactions who is entitled to a fee or commission from Purchaser or for which Purchaser would be responsible in connection with this Agreement or upon consummation of the Contemplated Transactions. Seller Parent shall pay all such fees of those entities set forth on Section 3.20 of the Seller Disclosure Schedule.

Section 3.21 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, the Ancillary Agreements and any certificate delivered in connection with this Agreement, neither Seller Parent nor any other Person makes any other representation or warranty, express or implied, at law or in equity, in respect of Seller Parent, its Subsidiaries or the Business. Any such other representation or warranty is hereby expressly disclaimed by Purchaser on behalf of itself and its Affiliates. Except to the extent specifically set forth in this Article III, the Ancillary Agreements and any certificate delivered in connection with this Agreement, Seller Parent and its Subsidiaries are selling, assigning, licensing and transferring the Sold Securities and the Transferred Assets to Purchaser on an “as is” basis.

Section 3.22 Reliance. In making its decision to execute and deliver this Agreement and to consummate the Contemplated Transactions, Seller Parent has relied solely upon the representations and warranties of Purchaser set forth in Article IV (and acknowledges that such representations and warranties are the only representations and warranties made by Purchaser or any of its current or former Affiliates and their respective directors, officers, shareholders, partners, members, attorneys, accountants, agents, Representatives and employees in connection with this Agreement and the Contemplated Transactions). Seller Parent has agreed to enter into the Contemplated Transactions with the understanding, acknowledgement and agreement that no representations or warranties, express or implied, are made with respect to any estimates, projections, forecasts and other forward-looking information or forward-looking business and strategic plan information regarding the business of Purchaser, notwithstanding the delivery or disclosure to Seller Parent or any other Person of any estimates, projections, forecasts or other forward-looking information or forward-looking business or strategic information with respect to any of the foregoing, and, except as specifically set forth in Article IV, any other information provided or made available to Seller Parent or any other Person in connection with the Contemplated Transactions (including any estimates, projections, forecasts or other forward- looking information or forward-looking business or strategic information made available to Seller Parent or any other Person in “data rooms,” management presentations or due diligence sessions in expectation of the Contemplated Transactions), and Seller Parent acknowledges the foregoing.

Seller Parent is not relying on, and acknowledges that no current or former Affiliates, directors, officers, shareholders, partners, members, attorneys, accountants, agents, Representatives and employees of Purchaser or any other Person has made or is making, any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement, express or implied.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Subject to the limitations contained in Article XI, Purchaser represents and warrants to Seller Parent as follows:

Section 4.1 Organization and Qualification. Purchaser and each Purchaser Ancillary Counterparty is a corporation or other legal entity validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction in which it is organized or incorporated, except for those jurisdictions where the failure to be existing or in good standing, individually or in the aggregate, would not have a Purchaser Material Adverse Effect. Except as would not, individually or in the aggregate, have a Purchaser Material Adverse Effect, each of Purchaser and each Purchaser Ancillary Counterparty has all necessary corporate or other applicable entity power, as the case may be, and authority to own, lease and operate its respective properties and assets and to carry on its respective businesses as currently conducted and the Business. Each of Purchaser and each Purchaser Ancillary Counterparty has all necessary corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is or will be a party and to perform its obligations hereunder and thereunder.

Section 4.2 Authorization. The execution, delivery and performance of this Agreement and the Ancillary Agreements by or on behalf of each of Purchaser and each Purchaser Ancillary Counterparty, as applicable, and the consummation by each of them of the Contemplated Transactions have been, in the case of Purchaser, and will be prior to the Closing, in the case of Purchaser and each Purchaser Ancillary Counterparty, duly authorized by all necessary corporate or other applicable legal entity action on the part of such party, and, upon such authorization, no other material corporate or shareholder proceedings or actions are necessary to authorize and consummate this Agreement, the Ancillary Agreements or the Contemplated Transactions. Purchaser has duly executed this Agreement and on the Closing Date each of Purchaser and each Purchaser Ancillary Counterparty, as applicable, will have duly executed and delivered the applicable Ancillary Agreement to which it will be a party. Assuming due authorization, execution and delivery by Seller Parent, this Agreement constitutes the valid and binding obligation of Purchaser and each such Ancillary Agreement when so executed and delivered will constitute the valid and binding obligation of each of Purchaser and each Purchaser Ancillary Counterparty, as applicable, enforceable against Purchaser and/or any Purchaser Ancillary Counterparty party thereto in accordance with their respective terms, except as such enforceability may be limited by the Insolvency and Equity Exceptions.

Section 4.3 Governmental Filings. Assuming the accuracy of Section 3.4, except for (a) the Regulatory Approvals, (b) filings required solely related to the identity of or any business conducted by Seller Parent or any of its Subsidiaries, including relating to the CFIUS Approval and the DCSA Approval, (c) all consents and approvals of Governmental Entities listed on Section 3.4 of the Seller Disclosure Schedule, (d) filings that may be required under applicable securities Laws, (e) filings of this Agreement or any Ancillary Agreements that may be required under Law in any jurisdictions other than the United States, (f) approvals, consents, waivers or authorizations that may be required as a result of the identity or character of Purchaser, (g) the DDTC Notices, (h) written confirmation from DDTC that Purchaser is registered as a manufacturer and exporter under the ITAR; (i) the actions required to be taken by Purchaser pursuant to Section 5.4, (j) the FCC Approvals and (k) any other approval, consent, waiver or authorization of any Governmental Entities where the failure to obtain such would not reasonably be likely to have a Purchaser Material Adverse Effect, no approval, consent, waiver or authorization from, or notification or filing to, any Governmental Entity is required for or in connection with the execution and delivery by Purchaser of this Agreement or the Ancillary Agreements to which any of Purchaser or any of the Purchaser Ancillary Counterparties are or will be a party or the consummation by Purchaser of the Contemplated Transactions.

Section 4.4 Non-Contravention. The execution and delivery by Purchaser of this Agreement and the Ancillary Agreements and the consummation by Purchaser of the Contemplated Transactions do not and will not, assuming the receipt of the Regulatory Approvals, the CFIUS Approval, the DCSA Approval, the FCC Approval, submission of the DDTC Notices, completion of the actions required to be taken by Seller Parent pursuant to Section 5.4, and the receipt of written confirmation from the U.S. Department of State’s DDTC that Purchaser is registered as a manufacturer and exporter under ITAR (a) violate any provision of the Organizational Documents of Purchaser or any Purchaser Ancillary Counterparty, (b) conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation, modification or acceleration of any right or obligation of Purchaser or any of its Subsidiaries which is a party thereto under any Contract to which it is a party or (c) violate or result in a breach of or constitute a default under applicable Law to which Purchaser or any Purchaser Ancillary Counterparty is subject, other than, in the cases of clauses (b) and (c), conflicts, breaches, terminations, defaults, cancellations, accelerations, losses or violations that would not have a Purchaser Material Adverse Effect.

Section 4.5 Legal Proceedings. There is no Proceeding pending or, to the Knowledge of Purchaser, threatened, against Purchaser or any of its Subsidiaries that, individually or in the aggregate, would have a Purchaser Material Adverse Effect.

Section 4.6 Availability of Funds. As of the date hereof, Purchaser has access to cash or existing financing (including the binding subscription receipt financing entered into by the Purchaser Parent on the date hereof (the “Financing”)) and borrowing facilities, and as of the Closing Date, Purchaser will continue to have such cash available and/or existing financing and borrowing facilities that together are sufficient to enable it to consummate the Transactions and to satisfy all of its obligations under this Agreement or the Ancillary Agreements when required to do so pursuant to the terms hereof. To the Knowledge of Purchaser, there is no circumstance or condition that would reasonably be expected to prevent the availability of the Financing.

Section 4.7 Solvency.

(a) Purchaser is not entering into this Agreement or the Transactions with the intent to hinder, delay or defraud either present or future creditors.

(b) Assuming the accuracy of the representations and warranties set forth in Section 3.6, after giving effect to the payment of all amounts required to be paid in connection with the consummation of the Transactions, payment of all related fees and expenses and consummation of the Transactions (including the consummation and funding of the Financing), at and immediately after the Closing, Purchaser shall be Solvent.

Section 4.8 Brokers. Purchaser has not utilized the services of any investment banker, broker, finder or intermediary in connection with the Contemplated Transactions who is entitled to a fee or commission from Seller Parent or for which Seller Parent would be responsible in connection with this Agreement or upon consummation of the Contemplated Transactions.

Section 4.9 Purchaser’s Examination. Seller Parent has provided Purchaser with such access to the records, books, documents, facilities and personnel of the Seller and the Sold Company as Purchaser has deemed necessary and appropriate in order for Purchaser to investigate and examine to its satisfaction the business, affairs and properties of the Seller and the Sold Company sufficient to make an informed decision to purchase the Sold Securities and the Transferred Assets and to enter into this Agreement and to consummate the Contemplated Transactions. Purchaser is capable of evaluating the merits and risks of the purchase of the Sold Securities and the Transferred Assets and to consummate the Contemplated Transactions.

Section 4.10 Organizational Conflict of Interest. Neither Purchaser, nor any of its Affiliates, has performed any activities under any Purchaser Government Contract, and to the Knowledge of Purchaser, no other facts or circumstances exist that are likely to create an Organizational Conflict of Interest (as defined in FAR Subpart 9.5) as a result of the Contemplated Transactions.

Section 4.11 Investment Purpose. Purchaser is purchasing the Sold Securities for the purpose of investment and not with a view to, or for resale in connection with, the distribution thereof in violation of applicable federal, state or provincial securities laws. Purchaser acknowledges that the sale of the Sold Securities hereunder has not been registered under the Securities Act or any state securities laws, and that the Sold Securities may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, pursuant to an exemption from the Securities Act or in a transaction not subject thereto. Purchaser represents that it is an “Accredited Investor” as that term is defined in Rule 501 of Regulation D of the Securities Act.

Section 4.12 Independent Investigation. Purchaser has conducted its own independent investigation, review and analysis of the Seller, the Sold Company, the Sold Securities, the Transferred Assets and the Business, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data by Seller Parent and the Seller for such purpose. Purchaser acknowledges and agrees that in making its decision to enter into this Agreement and the Ancillary Agreements to which it is a party, and to consummate the Contemplated Transactions, Purchaser has relied solely upon its own investigation and the express representations and warranties of Seller Parent set forth in Article III, the Ancillary Agreements and any certificate delivered in connection with this Agreement.

Section 4.13 Export Controls; OFAC; Ownership.

(a) None of Purchaser, and, to the Knowledge of Purchaser, the directors, officers or employees of Purchaser, have been during the past two years, or currently are: (i) designated on any Sanctions List; (ii) located in, organized under the laws of, or resident in Cuba, Venezuela, Crimea, North Korea, Iran, or Syria (each, a “Sanctioned Country”); (iii) owned or controlled by any entity or persons described in clauses (i) or (ii); or (iv) engaged in any dealings or transactions in violation of applicable sanctions imposed pursuant to the Sanctions Lists, including any dealings or transactions with any person that is the subject of sanctions or with any Sanctioned Country, or with any person that is owned 50% or more, individually or in the aggregate, directly or indirectly by any person that is on a Sanctions List or resident within any Sanctioned Country. Purchaser has implemented and currently maintains policies and procedures reasonably designed to ensure compliance with applicable sanctions regulations.

(b) To the Knowledge of Purchaser, no fact or circumstance related to Purchaser or its ownership would preclude or delay national security classification clearance approval sufficient to perform its obligations under this Agreement. Purchaser (and each Affiliate thereof that will employ Seller Business Employees or Continuing U.S. Employees) holds (or as of the Closing shall hold) a facility security clearance as necessary to perform the activities contemplated under the Pre-Novation Subcontract and sponsor each Seller Business Employee and Continuing U.S. Employee.

(c) No foreign Governmental Entity, agency of a foreign Governmental Entity, or representative of a foreign Governmental Entity, no business enterprise or other Person organized, chartered or incorporated under the laws of any country other than the United States or its territories, nor any Person who is not a citizen or national of the United States: (i) owns a voting interest in Purchaser sufficient to elect, or is otherwise entitled to representation on, Purchaser’s governing board; (ii) has or will have the ability to access classified information in the possession of any cleared facility of any Subsidiary of Purchaser; or (iii) has the power, direct or indirect (whether or not exercised, and whether or not exercisable through the ownership of Purchaser securities, by contractual arrangements or other means), to direct or decide matters affecting the management or operations of Purchaser (the affiliations described in any of clauses (i), (ii) or (iii), “Foreign Interests”), in a manner that may (or may reasonably be expected to) result in unauthorized access to classified information or may (or may reasonably be expected to) adversely affect the performance of classified contracts.

(d) Neither Purchaser nor any of its Affiliates has any direct or indirect Foreign Interests.

Section 4.14 Debarment. Neither Purchaser, nor any of its Affiliates, is presently debarred, suspended, proposed for debarment, or declared ineligible for the award of contracts by any Governmental Entity and, to the Knowledge of Purchaser, no basis for such an action exists.

Section 4.15 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, neither Purchaser nor any other Person makes any other representation or warranty, express or implied, at law or in equity, in respect of Purchaser, its Subsidiaries, or the business and operations or the assets of Purchaser or any of its Subsidiaries. Any such other representation or warranty is hereby expressly disclaimed by Seller Parent on behalf of itself and its Affiliates.

Section 4.16 Reliance. In making its decision to execute and deliver this Agreement and to consummate the Contemplated Transactions, Purchaser has relied solely upon the representations and warranties of Seller Parent set forth in Article III (and acknowledges that such representations and warranties are the only representations and warranties made by Seller Parent or any of its current or former Affiliates and their respective directors, officers, shareholders, partners, members, attorneys, accountants, agents, Representatives and employees in connection with this Agreement, the Contemplated Transactions, the Seller, the Sold Company or the Business). Purchaser has agreed to enter into the Contemplated Transactions with the understanding, acknowledgement and agreement that no representations or warranties, express or implied, are made with respect to any estimates, projections, forecasts and other forward-looking information or forward-looking business and strategic plan information regarding the Contemplated Transactions, the Seller, the Sold Company or the Business, notwithstanding the delivery or disclosure to Purchaser or any other Person of any estimates, projections, forecasts or other forward-looking information or forward-looking business or strategic information with respect to any of the foregoing, and, except as specifically set forth in Article III, any other information provided or made available to Purchaser or any other Person in connection with the Contemplated Transactions (including any estimates, projections, forecasts or other forward- looking information or forward-looking business or strategic information made available to Purchaser or any other Person in “data rooms,” management presentations or due diligence sessions in expectation of the Contemplated Transactions), and Purchaser acknowledges the foregoing. Purchaser is not relying on, and acknowledges that no current or former Affiliates, directors, officers, shareholders, partners, members, attorneys, accountants, agents, Representatives or employees of Seller Parent or any other Person has made or is making, any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement, express or implied.

ARTICLE V

COVENANTS

Section 5.1 Access and Information.

(a) Pre-Closing Access. From the execution of this Agreement until the Closing or earlier termination of this Agreement in accordance with Article X (the “Pre-Closing Period”), subject to reasonable rules, regulations and requirements of Seller Parent and Seller Parent’s reasonable views with respect to applicable Regulatory Laws, Seller Parent shall, and shall cause the Seller or the Sold Company, as applicable, and, to the extent reasonably required to prepare for the consummation of the Contemplated Transactions, within a reasonable period following the prior written request of Purchaser, afford Purchaser and its Representatives access, during regular business hours and upon reasonable advance notice, to the facilities and personnel of the Business and the Books and Records; provided, however, that in no event shall Purchaser have access to any information that (i) would violate or create any potential Liability of Seller Parent or any of its Subsidiaries under applicable Law, (ii) would (A) result in the disclosure of any Trade Secrets of Seller Parent or any of its Subsidiaries or of third parties or (B) violate any obligation of Seller Parent or any of its Subsidiaries with respect to confidentiality or data protection requirements, (iii) would unreasonably disrupt the conduct of the Business or any other business or operations of Seller Parent or any of its Subsidiaries, (iv) would relate to the auction or sale process related to the Business or (v) would reasonably be expected to cause the loss or waiver of the protection of any attorney-client privilege, attorney work product privilege or other relevant legal privilege of Seller Parent or any of its Subsidiaries; provided, further, that neither Purchaser nor any of its Subsidiaries shall conduct any environmental sampling in respect of the Owned Real Property or the Leased Real Property. All information received by Purchaser pursuant to this Section 5.1(a) shall be governed by the terms of the Confidentiality Agreements.

(b) Post-Closing Access. Purchaser shall, and shall cause its Affiliates to, for the periods required under applicable Law and in any case for at least seven years after the Closing Date, (i) retain the Books and Records and any other books of account, records, files, invoices, correspondence and memoranda, customer and supplier lists, data, specifications, insurance policies, operating history information and inventory records in existence on the Closing Date that are Related to the Business that are provided by or on behalf of Seller Parent or its Subsidiaries to Purchaser or its Subsidiaries at the Closing in connection with the Contemplated Transactions and (ii) upon the reasonable request of Seller Parent, grant the right to Seller Parent, Seller and their respective Representatives, during regular business hours and subject to reasonable rules, regulations and requirements of Purchaser and its Affiliates, at the expense of Seller Parent, to inspect and copy such Books and Records or such other documents to the extent necessary to prepare financial statements and Tax Returns; provided, however, that in no event shall Seller Parent, Seller or their Representatives have access to any information that, based on advice of Purchaser’s counsel, (A) would violate or create any potential Liability of Purchaser or any of its Subsidiaries under applicable Law, (B) would (x) result in the disclosure of any Trade Secrets of Purchaser or any of its Subsidiaries or of third parties or (y) violate any obligation of Purchaser or any of its Subsidiaries with respect to confidentiality or data protection requirements, (C) would unreasonably disrupt the conduct of the business or operations of Purchaser or any of its Subsidiaries, (D) would result in the disclosure of any information referencing the valuation of the assets or businesses of Purchaser or its Subsidiaries or (E) would reasonably be expected to cause the loss or waiver of the protection of any attorney-client privilege, attorney work product privilege or other relevant legal privilege of Purchaser or any of its Subsidiaries. All information received by Seller Parent, Seller and their Representatives pursuant to this Section 5.1(b) shall be governed by Section 5.14(a).

(c) Notwithstanding anything to the contrary in this Section 5.1, no Party shall be deemed to have breached this Section 5.1 if such Party cannot provide to the other Party access to any books, records, employees, offices or properties of the other Party as a result of COVID-19 or the COVID-19 Measures; provided that for so long as any applicable COVID-19 Measures are in effect, the providing party shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to provide access to the receiving party and its Representatives under this Section 5.1 through virtual or other remote means.

(d) The Party requesting any information or access pursuant to this Section 5.1 shall reimburse the Party providing such information or access promptly for reasonable out-of-pocket costs that such providing Party or its Affiliates may incur in complying with any such request. All requests for information or access made pursuant to this Section 5.1 shall be directed to an officer of Seller Parent or Purchaser or such Person or Persons as may be designated by Seller Parent or Purchaser, respectively.

Section 5.2 Interim Operations.

(a) During the Pre-Closing Period, except (i) as otherwise contemplated by this Agreement, (ii) as set forth in Section 5.2(a) of the Seller Disclosure Schedule, (iii) as Purchaser shall otherwise agree in writing in advance (which consent shall not be unreasonably withheld, delayed or conditioned), (iv) as required by any Contract or Permit which has been disclosed to Purchaser prior to the date of this Agreement, (v) as required by applicable Law or GAAP or (vi) as required by the COVID-19 Measures, Seller Parent (x) shall conduct, and shall cause its Subsidiaries to conduct, the Business in the Ordinary Course, (y) to the extent consistent with clause (x), shall use, and cause its Affiliates to use, commercially reasonable efforts to maintain and preserve intact the current organization, material assets, Permits (other than Shared Permits) and relationships and goodwill of key Business Employees, customers, suppliers, regulators and others having material business relationships with the Business and (z) without limiting the generality of the foregoing, shall not, and shall cause each of its Subsidiaries not to, in each case in relation to the conduct of the Business:

(i) sell, pledge, dispose of, grant, transfer, encumber or authorize the issuance, sale, pledge, disposition, grant, transfer, encumbrance or exercise of any Sold Securities;

(ii) sell, lease, license, transfer or dispose of any (A) Transferred Assets other than Business IP or inventory sold in the Ordinary Course; (B) material Business IP or, within the scope of the Business, any licensed Business IP, other than non-exclusive licenses granted in the Ordinary Course or abandonment or lapse of Registered Business IP in the Ordinary Course; or (C) Owned Real Property or Leased Real Property;

(iii) acquire any material assets or material business of another Person (whether by merger, consolidation, acquisition of stock or assets or otherwise) other than (A) in the Ordinary Course or (B) pursuant to existing Contracts in existence on the date of this Agreement and provided to Purchaser;

(iv) (A) amend or propose to amend the Organizational Documents of the Sold Company or (B) cause the Sold Company to declare, set aside or pay any dividend or distribution to any Person (except any such cash dividends or distributions in amounts reasonably necessary to facilitate the elimination of Intercompany Accounts as contemplated by this Agreement);

(v) grant or permit any Encumbrance (other than Permitted Encumbrances) on any Transferred Asset or incur any indebtedness for borrowed money outstanding or any guarantee for such indebtedness of another Person or issue or sell or have outstanding any debt securities or warrants or other rights to acquire any debt security of the Sold Company, in each case, that would be an Assumed Liability, except for, in each case, (A) Intercompany Accounts among the Seller and the Sold Company to be eliminated in accordance with Section 5.20, (B) Indebtedness for borrowed money incurred in the Ordinary Course, (C) indebtedness in replacement of existing indebtedness for borrowed money on terms substantially consistent with or more beneficial than the indebtedness being replaced or (D) indebtedness that will be repaid or extinguished at or prior to the Closing;

(vi) except (A) as required by the terms of the Benefit Plans currently in effect, or (B) as otherwise required by applicable Law, (y) materially increase the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any Business Employee, or (z) amend in any material respect any Assumed Plan, in each case, other than (1) changes to Benefit Plans that are not Assumed Plans that are not targeted at Business Employees, (2) changes in connection with any annual renewal or reenrollment of health and welfare plans and (3) annual salary (and corresponding bonus) increases not to exceed 3% in the aggregate for the U.S. (or the applicable country salary increase budget as determined by Seller Parent), individual market-competitive salary adjustments to retain critical talent, and job level promotions due to changes in individual job responsibilities;

(vii) other than as contemplated by Section 6.1(a), transfer any Business Employee into or out of the Sold Company, or transfer the employment of any employee to a position in which such employee would no longer be a Business Employee;

(viii) settle any material Proceeding principally affecting the Business other than if the Damages resulting from such waiver, release, assignment settlement or compromise involves solely the payment of cash and such amount is paid prior to the Closing;

(ix) make any change in any method of accounting or accounting practice or auditing practice applicable to the Business other than changes (A) as may be initiated by Seller Parent with respect to its business generally or (B) as may be appropriate to conform to GAAP or applicable Law;

(x) either (i) accelerate collection of any account receivable relating to the Business in advance of its due date, or (ii) delay payment of any account payable relating to the Business beyond its due date, in each case, with the primary purpose of affecting the calculation of the Estimated Purchase Price to be set forth in the Estimated Closing Statement;

(xi) adopt any partial or complete plan of liquidation, dissolution or winding down with respect to the Sold Company or Seller;

(xii) except as required by applicable Law or as contemplated by this Agreement, make or change any material Tax election, adopt or change any method of Tax accounting, amend any Tax Returns or settle any Tax claim, in each case, to the extent such action would both (A) be outside of the Ordinary Course and (B) reasonably be expected to have the effect of increasing the Tax liability of Purchaser for any period ending after the Closing Date;

(xiii) in each case other than in the Ordinary Course, enter into, amend or modify in any material respect or terminate any Material Contract (or any Contract that would be a Material Contract if entered into prior to the date hereof) or Transferred Lease, or otherwise waive, release or assign any material rights, claims or benefits thereto; or

(xiv) authorize or enter into any agreement or obligation to undertake any of the foregoing.

(b) Nothing contained in this Agreement shall give either Party, directly or indirectly, the right to control or direct the other Party’s operations prior to the Closing Date.

Section 5.3 Cooperation; Efforts. Except where greater efforts are expressly required pursuant to the terms hereof, Seller Parent and Purchaser shall each use commercially reasonable efforts to cause all of the conditions to the obligations of the other to consummate the Contemplated Transactions that are within its control to be met as soon as reasonably practicable after the date of this Agreement. Without limiting the foregoing, Purchaser shall use commercially reasonable efforts to establish any necessary presence (which may include, if appropriate, appointment of a distributor) in each territory or country where necessary so that the Closing can take place without delay.

Section 5.4 Novation of Government Contracts.

(a) Promptly following the Closing (and again after award, should award be made under any Transferred Bids that have not been awarded that require novation), Seller Parent and Purchaser shall, in accordance with, and to the extent required by, Part 42, Subpart 42.12 of the Federal Acquisition Regulations (“FAR”), submit in writing to each responsible contracting officer a request for the applicable Governmental Entity to (i) recognize Purchaser as the successor in interest to all of the Transferred Contracts that are Government Contracts or Transferred Bids that, if accepted, would lead to a Transferred Contract with a Governmental Entity, subsequently awarded that are with a Governmental Entity (“Government Prime Contracts”) and (ii) enter into a novation agreement (each, a “Novation Agreement”) in the form contemplated by such regulations. Seller Parent and Purchaser shall each use commercially reasonable efforts to promptly obtain all Consents required for the purpose of processing, entering into and completing the Novation Agreements with regard to the Government Prime Contracts, including responding promptly to any requests for information by the applicable Governmental Entity with regard to such Novation Agreements. Seller Parent and Purchaser shall each use commercially reasonable efforts to provide all reasonable information and take all other actions reasonably necessary to provide all required documents for and to execute and consummate such Novation Agreement.

(b) Until such time as the applicable Governmental Entity recognizes such transfer by entering into a Novation Agreement, nothing in this Agreement shall constitute a final transfer, assignment, attempted transfer or an attempted assignment of a Government Prime Contract or any Assumed Liabilities related thereto. If and when the applicable Governmental Entity recognizes the transfer of any such Government Prime Contract to Purchaser, in accordance with, and to the extent required by, Part 42, Subpart 42.12 of the FAR, such Government Prime Contract and the Assumed Liabilities related thereto shall be deemed to have been a Transferred Asset and part of the Assumed Liabilities as of the Closing Date.

(c) Under the terms of the subcontract in all material respects in the form attached hereto as Exhibit 4 herein (the “Pre-Novation Subcontract”), from the Closing Date until such time as the applicable Governmental Entity recognizes the transfer of the rights and obligations under any such Government Prime Contract to Purchaser, in accordance with, and to the extent required by, Part 42, Subpart 42.12 of the FAR, and to the extent not prohibited under such Government Prime Contract or any requirements related to obtaining maintaining a security clearance or employing the Seller Business Employees, Purchaser (i) shall obtain, to the maximum extent possible, the claims, rights and benefits of Seller Parent and its Affiliates, as applicable, arising under such Government Prime Contract, and shall perform for and in the place of Seller Parent or such Affiliates, any and all obligations and shall provide any and all goods, equipment and services under the Government Prime Contracts arising after the Closing Date, pursuant to each of their respective terms and conditions, (ii) agrees to perform and discharge all liabilities and obligations arising after the Closing Date with respect to each such Government Prime Contract, in a timely manner and in accordance with all applicable Laws and with all of the terms of such Government Prime Contract, and (iii) assuming Purchaser has obtained the claims, rights and benefits of Seller Parent or its Affiliates, as applicable arising under such Government Prime Contract, covenants and agrees to indemnify, defend and hold harmless Seller Indemnified Parties for all Damages asserted against or incurred or suffered by any of them arising directly as a result of Purchaser’s performance, non-performance or deficient performance of any obligation arising after the Closing Date with respect to such Government Prime Contract in accordance with the terms and conditions of Section 9.1, as if such Government Prime Contract was assumed by Purchaser as part of the Assumed Liabilities. In the event the Pre-Novation Subcontract constitutes a violation or breach of such Government Prime Contract or any applicable Law or any requirements related to obtaining or maintaining a security clearance or employing the Seller Business Employees, Seller Parent shall (A) cooperate in any reasonable and lawful arrangement designed to provide all of the benefits arising pursuant to each of the Government Prime Contracts to Purchaser, and (B) enforce at the request of Purchaser for its account, any rights of Seller arising from any such Government Prime Contract, and Purchaser shall cooperate in any reasonable and lawful arrangement designed to provide such benefits to Purchaser.

Section 5.5 Regulatory Approvals.

(a) Antitrust Matters.

(i) The Parties shall (A) as promptly as practicable following the date hereof, make all filings and submissions (or draft filings and submissions where applicable) to Governmental Entities required or advisable under the HSR Act (which initial filings shall be made within ten Business Days following the date hereof) and under applicable Antitrust Laws or any other Antitrust Approval (which initial filings shall be made within 20 Business Days following the date hereof, provided that all Seller Parent information necessary for such filing has been provided sufficiently in advance to allow reasonable preparation thereof) in order to effect the Contemplated Transactions and (B) promptly respond to any request for additional information from a Governmental Authority relating to such filings and submissions.

(ii) Each Party shall, and shall cause its respective Affiliates to, cooperate with the other Party and furnish to the other Party all information necessary or desirable in connection with HSR Act Clearance and any other Antitrust Approval, and in connection with resolving any investigation or other inquiry by any Governmental Entity with respect thereto; provided that in no event shall Seller Parent or Purchaser have access to any information of the other Party that (i) based on advice of such other Party’s counsel, would violate or create any potential Liability under applicable Law, including Antitrust Laws, or would impair the exercise of any legal privilege or (ii) in the reasonable judgment of such other Party, would result in the disclosure of any Trade Secrets of such other Party or (iii) in the reasonable judgment of such other Party, would violate any obligation of such other Party with respect to confidentiality or data protection requirements; provided, further, that where access to information cannot be provided due to the exceptions set forth in the foregoing clauses (i) or (ii), to the extent permitted under applicable Law, such other Party shall make available such information in connection with any filing on an outside counsel-to-counsel basis.

(iii) The Parties shall cooperate in good faith with respect to all aspects of the Parties’ efforts to obtain HSR Act Clearance and any other Antitrust Approvals. Each Party shall (i) have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to the other Party and its respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials (including correspondence) submitted to, any third party or any Governmental Entity in connection with any Proceeding with respect to the Contemplated Transactions, (ii) promptly inform each other of any communication (or any other correspondence or memoranda) received from, or given to, any Governmental Entity and (iii) promptly furnish each other with copies of all correspondence, filings and written communications between them or their Subsidiaries, on the one hand, and any Governmental Entity or its respective staff, on the other hand, with respect to the Contemplated Transactions. The Parties shall provide the other Party and its counsel with advance notice of, and the opportunity to review and comment on, any material correspondence or submission with or to any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the Contemplated Transactions, and shall provide the other Party and its counsel with advance notice of, and the opportunity to participate in, any material in person or telephonic discussion or meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the Contemplated Transactions.

(iv) Purchaser shall not, and shall not permit any of its Affiliates to, (i) engage in, any merger and acquisition activities, including any business combinations, asset acquisitions or sales, consolidations, mergers, stock acquisitions or sales, joint ventures, licensing or other strategic transactions, that would, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the consummation of the Contemplated Transactions or (ii) accept any direct or indirect investment or commitment to directly or indirectly invest in Purchaser or its respective Subsidiaries if such investment or commitment would reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the Contemplated Transactions or materially extending the expiration or termination of any applicable waiting period, (B) materially increase the risk of any Governmental Entity seeking or entering an Order prohibiting the consummation of the Contemplated Transactions, or (C) materially increase the risk of not being able to remove any such Order on appeal or otherwise.

(b) CFIUS and Other Foreign Investment Filings.

(i) The Parties shall (A) as promptly as practicable following the date hereof, provide all necessary information within their respective control, in order to produce and submit to CFIUS a draft of the Joint Notice as contemplated under 31 C.F.R. § 501(g) and any non-United States foreign investment filings triggered by the consummation of the Contemplated Transactions; (B) as promptly as practicable after receiving feedback from CFIUS, address and resolve any questions and comments received on the draft Joint Notice from CFIUS and submit a formal Joint Notice as contemplated by 31 C.F.R. § 800.401(f); and (C) promptly file any additional information requested by CFIUS in connection with the Joint Notice as soon as practicable (and in any event in accordance with applicable regulatory requirements unless an extension is timely requested and received) after receipt of such request therefor. Purchaser shall, and shall cause its Affiliates to, take all lawful actions to obtain CFIUS Approval promptly (and in any event at least two Business Days prior to the Outside Date), including providing all such assurances as may be customarily necessary to address national security (including entering into a mitigation agreement, letter of assurance, national security agreement or other similar arrangement or agreement), law enforcement and public safety interests in relation to any services offered by the Business and its Subsidiaries, including agreeing to terms and conditions that prevent Purchaser and its Affiliates from exercising effective management and control over any material portion of the Business.

(ii) In furtherance of, and without limiting the generality of, the obligations in this Section 5.5, each of Purchaser and Seller Parent agrees to take or cause to be taken the following actions in connection with the efforts to obtain CFIUS Approval: (i) cooperate in all respects and consult with each other in connection with the Joint Notice, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, except for personal identifier information required by 31 C.F.R. § 800.502(c)(5)(vi)(B) (“PII”) or other sensitive or privileged confidential information; (ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, CFIUS, by promptly providing copies to the other Party of any such written communications, except for PII or other sensitive or privileged information; and (iii) except with respect to PII or other sensitive or privileged information, permit the other Party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, CFIUS, and to the extent not prohibited by CFIUS, give the other Party the opportunity to attend and participate in any such meeting, substantive telephone call or conference with CFIUS, in each of clauses (i), (ii) and (iii), subject to confidentiality considerations contemplated by Section 721 or as may be required by CFIUS; provided that the Party in possession of any communication containing PII or other sensitive or privileged information referred to clauses (i), (ii) or (iii) shall redact such PII or other sensitive or privileged information so that the communication may be shared with the other Party in such redacted form. In addition, with regard to any meeting, substantive telephone call or conference, or written communication, a Party need not be represented or notified by the other Party if any relevant Governmental Entity objects to the Party’s being represented at any such meeting or in any such conversation.

(c) Efforts. Notwithstanding anything to the contrary in this Agreement, Purchaser shall, and shall cause its Affiliates to, take all lawful actions to promptly obtain (and in any event prior to the Outside Date), all Regulatory Approvals, promptly undertake any and all actions necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened prohibition or commencement of any other action by or on behalf of any Applicable Authority with respect to the Regulatory Approvals and proffer to any Applicable Authority to take such actions as may be necessary or appropriate in order to obtain all Regulatory Approvals as soon as practicable (but in any event prior to the Outside Date), including (i) preparing and filing as soon as practicable after the date hereof all forms, registrations and notices required to be filed to consummate the Contemplated Transactions and the taking of such actions as are reasonably necessary to promptly obtain (and in any event prior to than the Outside Date) all Regulatory Approvals, and (ii) promptly undertake any and all actions necessary or advisable to avoid, prevent, eliminate or remove an actual prohibition by or on behalf of any Applicable Authority with respect to any Regulatory Approval, including as may be necessary or appropriate in order to obtain all Regulatory Approvals as soon as practicable (and in any event no later than the Outside Date: (A) agreeing to promptly effect any Divestiture Action that any Applicable Authority shall require, propose, offer or impose (provided that such Divestiture Action shall be conditioned on the occurrence of, and shall become effective only from and after, the Closing), (B) agreeing promptly to comply with any commitment, consent decree, Encumbrance, mitigation agreement and any other condition or operating restriction with respect to any businesses, product lines, tangible or intangible assets, Intellectual Property, Contracts, Permits, operations, rights or interests therein that any Applicable Authority may require, propose, offer or impose, (C) (x) submitting to the DCSA a foreign ownership, control, or influence mitigation plan (“FOCI Mitigation Plan”) with respect to any NISPOM covered activities of Seller Parent and its relevant Subsidiaries that are Related to the Business and (y) committing to implement any mitigation agreement following the Closing in connection with any such FOCI Mitigation Plan accepted by the DCSA, and (D) defending any Proceeding (including any Proceeding seeking a temporary restraining order or preliminary or permanent injunction) and initiating any appropriate Proceeding against any Applicable Authority which acts, seeks, proposes or threatens to prevent, delay or impair the consummation of the Contemplated Transactions; provided that Purchaser shall have the right to determine, direct and control the strategy and process by which the Parties implement the measures described in clauses (i) and (ii) above (including each subpart), provided, further, that Purchaser shall exercise such authority in full compliance with the Seller Parent’s consultation, participation and other rights, and Purchaser’s obligations, in each case as set forth in this Section 5.5, and for the avoidance of doubt, Purchaser shall consult with the Seller Parent and consider in good faith the views of the Seller Parent prior to entering into any agreement, arrangement, undertaking or understanding (oral or written) with any Governmental Entity with respect to the Contemplated Transactions. Notwithstanding anything to the contrary in this Agreement, Purchaser shall be solely responsible for, and Seller Parent shall have no obligations with respect to, the planning, structuring (including tax structuring) and implementation of any Divestiture Action. No Party’s obligations under this Section 5.5 or the performance hereof shall entitle such Party to any adjustment or modification of the Base Purchase Price or any other terms and conditions of this Agreement.

(d) FCC Licenses.

(i) Sold Company shall, as promptly as practicable (but in any event within 10 days following the date hereof), make all filings and submissions to the Federal Communications Commission (“FCC”) to seek FCC approval to assign the FCC authorizations, as set forth on Schedule 5.5(d) of the Seller Disclosure Schedule (“FCC Licenses”), from the Sold Company to Seller Parent or any Subsidiary of Seller Parent (other than the Sold Company), as selected by Seller Parent in its sole discretion (“New FCC Licensee”). Upon receipt of such FCC approval, Seller Parent shall cause the Sold Company to promptly consummate the assignment of the FCC Licenses to the New FCC Licensee.

(ii) No later than 10 days following the assignment of the FCC Licenses to the New FCC Licensee, the Parties shall jointly prepare and file the necessary application to assign the FCC Licenses from the New FCC Licensee to Purchaser (including, for purposes of this Section 5.5(d), a wholly-owned U.S. subsidiary of Purchaser (including, following the Closing, the Sold Company)). The Parties shall cooperate with each other and use their respective best efforts to promptly obtain authorization and approval to assign the FCC Licenses from the New FCC Licensee to Purchaser (the “FCC Approval”). Upon receipt of the FCC Approval to the extent such receipt occurs on or after the Closing Date, Seller Parent shall, or shall cause the New FCC Licensee to, promptly (an in any event within five Business Days) consummate the assignment of the FCC Licenses and the Restricted Assets to Purchaser for no additional cost. To the extent such receipt occurs prior to the Closing Date, Seller Parent shall, or shall cause the New FCC Licensee to, consummate the assignment of the FCC Licenses and the Restricted Assets to Purchaser as of the Closing Date for no additional cost.

(iii) Until the earlier of (A) when the FCC Licenses are assigned by New FCC Licensee to Purchaser in accordance with the FCC Approval or (B) a period not to exceed 24 months from the Closing Date, and, in either case, solely to the extent (x) the New FCC Licensee and its designated representatives have sufficient access to the site at which the FCC Licenses and Restricted Assets are located, consistent with FCC requirements; (y) the Purchaser or Sold Company does not intentionally preclude or obstruct the New FCC Licensee’s efforts to comply with all applicable FCC requirements; and (z) the Management Agreement remains valid and effective: (1) Seller Parent shall provide exclusively to Purchaser and its Affiliates such communications services as are requested by Purchaser and that are authorized under the FCC Licenses and capable of being provided using the Restricted Assets, except to the extent otherwise required by the FCC; (2) the Sold Company shall, pursuant to the terms of the Management Agreement, in all material respects in the form attached hereto as Exhibit 5, assist with the operation of the FCC Licenses and the ground radio equipment associated therewith, subject to the ultimate oversight of New FCC Licensee; and (3) Seller Parent shall, and shall cause the New FCC Licensee to, (a) oversee and maintain the FCC Licenses and the Restricted Assets in the Ordinary Course, (b) make all required filings relating to the FCC Licenses; (c) oversee the operations of the Restricted Assets under the FCC Licenses in compliance with applicable Law; and (d) not sell, transfer, lease, license or dispose of any of the FCC Licenses or the Restricted Assets.

(iv) After the date of this Agreement, but prior to the Closing, the Parties shall promptly identify all assets that are Transferred Assets that require the FCC Licenses and that must, pending receipt of the FCC Approval, remain under the control of the New FCC Licensee (the “Restricted Assets”). Notwithstanding any other provision in this Agreement, the ownership of such Restricted Assets shall remain with Seller or the New FCC Licensee until the FCC Licenses are assigned to Purchaser, in accordance with this Section 5.5(d).

Section 5.6 Ancillary Agreements.

(a) At the Closing, Seller Parent shall, and shall cause each of its Subsidiaries, as applicable, to, execute and deliver, at or prior to the Closing, each applicable Ancillary Agreement and Purchaser shall, and shall cause each of the Purchaser Ancillary Counterparties to, execute and deliver, at or prior to Closing, each such applicable Ancillary Agreement.

(b) With respect to any Ancillary Agreements whose forms are attached hereto as an Exhibit, such Ancillary Agreements shall be prepared, executed and delivered in such forms, except in each case for (i) items that are bracketed or otherwise noted as an unresolved item in such Exhibit, (ii) such changes as are specifically contemplated by this Agreement and (iii) such changes as may be mutually agreed by Seller Parent and Purchaser.

Section 5.7 Seller Financing Cooperation.

(a) Prior to the Closing, Seller Parent shall use its reasonable best efforts, at the sole cost and expense of Purchaser, to cooperate with Purchaser as is reasonably necessary in connection with the arrangement of the Financing by Purchaser, to the extent customary and reasonably requested by Purchaser in writing, including using reasonable best efforts to:

(i) cause appropriate members of the Seller’s and the Sold Company’s management teams to participate during normal business hours in a reasonable and limited number of meetings, lender and/or investor presentations, road show presentations, due diligence sessions, drafting sessions, calls, teleconferences, videoconferences and, if applicable, meetings with prospective lenders, investors and ratings agencies, in each case, upon reasonable notice at mutually agreed times and places (which may be limited by management to virtual meetings only), and only to the extent customarily needed for financing of the type contemplated by the Financing and cooperate with prospective lenders, placement agents, initial purchasers and their respective advisors in performing their due diligence;

(ii) assist Purchaser with Purchaser’s preparation of customary materials for rating agency presentations, disclosure documents (including confidential information memoranda, offering memoranda, private placement memoranda, bank information memoranda (confidential and public), prospectus supplements, including providing a reasonable summary description of the Business and the Sold Company for use in any such disclosure documents) and related marketing materials or other marketing documents customarily used to arrange the Financing and similar documents reasonably necessary in connection with the Financing;

(iii) provide customary authorization and representation letters and using commercially reasonable efforts to cause Seller Parent’s accountants to provide customary accountants’ comfort letters (including “negative assurance” comfort) and consents to the use of accountants’ audit reports relating to Seller Parent and its Subsidiaries in connection with the information provided in any disclosure document and use commercially reasonable efforts to cause the accountants to participate in due diligence sessions; and

(iv) provide the Financial Information;

(v) provide at least four Business Days prior to the Closing Date all documentation and other information customarily required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. 1010.230, relating to the Sold Company, as reasonably requested by Purchaser at least ten Business Days prior to the Closing Date.

(b) Notwithstanding the foregoing or anything else contained herein to the contrary, nothing in this Section 5.7 shall require Seller Parent or any of its Affiliates or representatives (i) to execute or approve any definitive financing documents, including any credit or other agreements, pledge documents, security documents or other certificates in connection with the Financing (other than as expressly set forth in Section 5.7(a)(iii) above), (ii) to provide cooperation or take any other action to the extent that it could reasonably be expected to interfere in any material respect with the business or operations of Seller Parent or any of its Affiliates, (iii) to provide cooperation to the extent that it could reasonably be expected to conflict with or violate any applicable Law or result in a breach of, or a default under, any contract to which Seller Parent or any of its Affiliates is a party, (iv) to provide cooperation to the extent that it could reasonably be expected to interfere with or adversely affect any commercial relationships with customers, suppliers or other parties, (v) to breach, waive or amend any terms of this Agreement or any Ancillary Agreement, (vi) to provide cooperation to the extent it would cause any condition set forth in Section 8.1, Section 8.2 or Section 8.3 to not be satisfied, (vii) to violate any obligation of confidentiality binding on Seller Parent or its Affiliates or representatives or disclose any information that is legally privileged or commercially sensitive or (viii) to deliver any financial statements. Additionally, (A) none of Seller Parent or its Affiliates shall be required to pay or incur any fee or incur or assume any liability or obligation in connection with any Financing prior to the Closing (other than as are expressly reimbursable or payable by Purchaser and except for the obligation to deliver the customary authorization and representation letter referenced above), (B) none of the directors of Seller Parent or its Affiliates shall be required to authorize or adopt any resolutions approving the agreements, documents, instruments, actions and transactions contemplated in connection with the Financing, (C) except as set forth in Section 5.7(a)(iii), none of Seller Parent or any of its Affiliates or representatives shall be required, prior to the Closing, to make any representation to Purchaser, any of its Affiliates, any lender, agent or lead arranger to any Financing, or any other Person with respect to any action under this Section 5.7, including as to solvency, or to deliver or require to be delivered any solvency or similar certificate or any legal opinion and (D) none of Seller Parent or any of its Affiliates or representatives shall be required, in connection with the Financing, to seek any amendment, waiver, consent or other modification under any indebtedness. Nothing hereunder shall require any employee, officer or director of Seller Parent to, in connection with the Financing, deliver any certificate or other document or take any other action that would potentially result in personal liability to such employee, officer or director.

(c) Purchaser shall indemnify, defend and hold harmless Seller Parent and its Affiliates, and its and their respective pre-Closing directors, officers, employees, agents, representatives and professional advisors, from and against any liability, obligation or Damages suffered or incurred by them in connection with any cooperation provided under this Section 5.7, the arrangement of the Financing and any information provided in connection therewith, except in the event such liabilities, obligations or Damages arose out of or result from fraud, negligence, intentional misrepresentation or willful misconduct of Seller Parent or any of its Affiliates. Purchaser shall promptly, upon request, reimburse Seller Parent and its Affiliates and representatives for all reasonable out-of-pocket costs incurred by Seller Parent or its Affiliates in connection with any cooperation provided under this Section 5.7.

(d) All non-public or other confidential information provided by Seller Parent or any of its Affiliates or representatives pursuant to this Agreement shall be kept confidential in accordance with Section 5.10, except that Purchaser will be permitted to disclose such information to any financing sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Financing, to any underwriters, initial purchasers or placement agents in connection with the Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreements as if parties thereto or (ii) are subject to other confidentiality undertakings reasonably satisfactory to the Seller and of which Seller Parent is a beneficiary, and to include such information in any disclosure document for the Financing to the extent required by applicable Law, provided that the Purchaser shall give the Seller Parent a reasonable period of time to review and comment on any such disclosure documents and the Purchaser shall give reasonable consideration to the Seller Parent’s reasonable comments in respect of any such disclosure documents where such comments are provided within a reasonable time frame prior to the filing or use of any such disclosure documents.

(e) Notwithstanding anything to the contrary herein, a breach by Seller Parent or its Affiliates of their obligations under this Section 5.7 shall not constitute a breach of this Agreement or a breach for purposes of Article VIII or Article X.

(f) In no event will Purchaser or any of its Affiliates (which for this purpose will be deemed to include each direct investor in Purchaser and the financing sources or potential financing sources of Purchaser and such investors) enter into any contract after the date of this Agreement prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt or equity financing from providing or seeking to provide debt or equity financing or financial advisory services to any Person, in each case in connection with a transaction relating to Seller Parent or any of its Affiliates or in connection with the Transactions.

Section 5.8 Purchaser Financing Covenant.

(a) Purchaser shall, and shall cause its Affiliates to, refrain from taking, directly or indirectly, any action that could reasonably be expected to result in the Financing or the Purchaser’s existing borrowing facilities to be unavailable as of the Closing Date.

(b) In the event of any event or circumstance that would reasonably be expected to make all or any portion of the Financing unavailable (any such event or circumstance, a “Financing Failure Event”), Purchaser shall use its reasonable best efforts to arrange to obtain, or cause to be obtained, alternative financing, including from alternative sources, in an amount sufficient to replace any unavailable portion of the Financing (“Alternative Financing”) as promptly as practicable following the occurrence of such Financing Failure Event, on terms, in each case, that would not reasonably be expected to delay the Closing or make the Closing materially less likely to occur. In the event Purchaser has obtained substitute financing, the proceeds of which are received on the Closing Date and which amount substitutes an equivalent portion of the Financing, for the purposes of Section 5.7, all references to the Financing shall be deemed to include such substitute financing.

(c) Purchaser acknowledges and agrees that none of the obtaining of the Financing or any Alternative Financing, the completion of any issuance of securities contemplated by the Financing, or Seller Parent or any of its Affiliates having or maintaining any available cash balances is a condition to the Closing, and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the Financing or any Alternative Financing, the completion of any such issuance, or Seller Parent or any of its Affiliates having or maintaining any available cash balances. Subject to Section 10.1, if the Financing has not been obtained, Purchaser shall continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Section 8.1 and Section 8.2, to consummate the Transactions.

Section 5.9 RWI. At or prior to the Closing, Purchaser shall deliver to Seller Parent evidence of a buyer-side representations and warranties insurance policy, effective as of the Closing, substantially in the form set forth in Annex 2 (the “RWI”). The cost of the premiums together with all taxes and application, underwriting, due diligence or similar fees or expenses in connection with the RWI shall be paid by Purchaser. Purchaser has paid or will promptly pay when due all premiums required for the full term of the RWI together with all taxes and application, underwriting, due diligence or similar fees or expenses incurred or payable with respect to the RWI or in connection with, or as a result of, the issuance thereof, and will comply in all material respects with all of its obligations under the RWI. Purchaser shall not waive, amend or modify such subrogation provision, or allow any anti-subrogation provision to be waived, amended or modified, without the prior written consent of Seller Parent (not to be unreasonably withheld, conditioned or delayed). From and after the Closing, the RWI will serve as Purchaser’s and its Affiliates’ sole recourse for breaches of any representation or warranty of Seller Parent, other than in the case of Fraud. During the Pre-Closing Period, Seller Parent will use commercially reasonable efforts to assist Purchaser in its fulfillment of its obligation to ensure that the RWI is in full force and effect at Closing under this Section 5.9.

Section 5.10 Confidentiality.

(a) Each of Purchaser and Seller Parent acknowledges that the information being provided to it in connection with the Transactions is subject to the terms of the Confidentiality Agreements, the terms of which are incorporated herein by reference in their entirety; provided that actions taken by Purchaser and Seller Parent to the extent necessary in order to comply with their respective obligations under Section 5.3 and Section 5.5 hereunder shall not be deemed to be in violation of this Section 5.10 or the Confidentiality Agreements. Effective upon the Closing, the Confidentiality Agreements shall terminate in accordance with its terms.

(b) Except as (i) required by applicable Law or (ii) as agreed in writing by Purchaser, Seller Parent shall, and shall cause its Subsidiaries to, treat as confidential and shall safeguard and Seller Parent shall not, and shall not permit its Subsidiaries to, use or disclose to any third party any information, knowledge or data Related to the Business. Seller Parent shall, and shall cause its Subsidiaries to, use the same degree of care, to no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such information, knowledge or data as Seller Parent and its Subsidiaries used with respect thereto prior to the date of this Agreement.

(c) Except (i) as required by applicable Law or (ii) as agreed in writing by Seller Parent, Purchaser shall, and shall cause its Subsidiaries to, treat as confidential and shall safeguard and Purchaser shall not, and shall not permit its Subsidiaries to, use or disclose to any third party any information, knowledge or data relating to the businesses of Seller Parent and its Subsidiaries other than the Business that becomes known to Purchaser as a result of or in connection with the Contemplated Transactions; provided, however, that nothing in this Section 5.10(c) shall prevent the disclosure of any such information, knowledge or data to any Representatives of Purchaser or its Subsidiaries to whom such disclosure is necessary or desirable in the conduct of the Business or the operation of the Transferred Assets if such Representatives are informed by Purchaser of the confidential nature of such information and are directed by Purchaser or its Subsidiaries to comply with the provisions of this Section 5.10(c).

(d) Purchaser and Seller Parent acknowledge that the confidentiality obligations set forth herein shall not extend to information, knowledge and data that (i) is or becomes generally available to the public other than as a result of a breach of the terms of the Confidentiality Agreements or this Section 5.10 by the Party owing a duty of confidentiality or its representatives, (ii) is or has previously been disclosed to the Party owing a duty of confidentiality on a non-confidential basis by a third party; provided that such third party was not breaching an obligation of confidentiality to the other Party that was known or should have been known by the Party owing a duty of confidentiality after reasonable inquiry, (iii) was independently developed by the Party owing a duty of confidentiality from and after the Closing without violating any of its obligations under the Confidentiality Agreements or this Section 5.10, (iv) is required to be disclosed by a Governmental Entity, or to comply with applicable Law or any rule or regulation of a stock exchange; provided that the requirement to make the disclosure does not arise from a breach by the Party owing a duty of confidentiality or its representatives and, in the event that any demand or request for disclosure of such information is made pursuant to this clause (iv), the Party owing a duty of confidentiality, to the extent practically and legally permissible, shall notify the other Party of its intention to make such disclosure and provide a list of the information it intends to disclose prior to making such disclosure and shall cooperate with the other Party so the other Party may seek, at its sole cost and expense, an appropriate protective order or other remedy, or (v) is disclosed to the Special Compliance Officer or the U.S. Department of State in connection with Seller Parent’s obligations under or in order to otherwise comply with the Consent Agreement. In the event that such appropriate protective order or other remedy is not obtained, the Party owing a duty of confidentiality shall disclose only that portion of such information which it is advised by its outside counsel is required by applicable Law or any rule or regulation of a stock exchange to be disclosed and shall use its reasonable best efforts to obtain an order or other reasonable assurance that confidential treatment will be accorded to such information.

Section 5.11 Publicity. Each Party shall consult with the other Party, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other Party, prior to issuing any press releases or otherwise making planned public statements with respect to this Agreement or the Contemplated Transactions and prior to making any filings with any third party or any Governmental Entity (including any national securities exchange) with respect thereto, except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or (b) any consultation that would not be reasonably practicable as a result of requirements of applicable Law. Each Party may make any public statements in response to questions by the press, analysts, investors or those attending industry conferences or analyst or investor conference calls, so long as such statements are not inconsistent with previous statements made jointly by the Parties.

Section 5.12 Further Assurances. From time to time after the Closing, each Party shall, and shall cause its Affiliates to, promptly execute, acknowledge and deliver any other assurances or documents or instruments of transfer reasonably requested by the other Party and necessary for the requesting Party to satisfy its obligations hereunder or to obtain the benefits of the Contemplated Transactions.

Section 5.13 Payments to and from Third Parties.

(a) Seller Parent shall, or shall cause its applicable Affiliate to, (i) promptly pay or deliver to Purchaser (or Purchaser’s designated Affiliate) any monies or checks that are in respect of the Business, a Transferred Asset or an Assumed Liability that have been delivered to Seller Parent or any of its Subsidiaries following the Closing, including any monies or checks sent by customers, suppliers or other contracting parties in respect of the Business, a Transferred Asset or an Assumed Liability and (ii) promptly reimburse Purchaser (or its designated Affiliates) for any amounts paid by Purchaser (or its designated Affiliates) to the extent such payments are or are in respect of any Excluded Asset or Excluded Liability.

(b) Purchaser shall, or shall cause its applicable Affiliate to, (i) promptly pay or deliver to Seller Parent (or its designated Affiliates) any monies or checks that have been sent to Purchaser or any of its Affiliates after the Closing to the extent such monies or checks are in respect of an Excluded Asset or Excluded Liability and (ii) promptly reimburse Seller Parent (or its designated Affiliates) for any amounts paid by Seller Parent to the extent such payments are or are in respect of any Transferred Asset or an Assumed Liability.

(c) The Parties acknowledge and agree there is no right of offset regarding such payments and a Party shall not withhold funds received from third parties for the account of the other Party in the event there is a dispute regarding any other issue under this Agreement.

Section 5.14 Wrong Pockets.

(a) If at any time within 12 months after the Closing Date, either Party discovers that any Transferred Asset is held by Seller or any of its Affiliates or that any Assumed Liability has not been assumed by Purchaser or any of its Affiliates, each of Seller Parent, Purchaser and their respective Affiliates shall use commercially reasonable efforts to promptly transfer such Transferred Asset to Purchaser or its designated Affiliate or cause such Assumed Liability to be assumed by Purchaser or its designated Affiliate, in each case, for no additional consideration and at Seller Parent’s expense; provided that none of Seller Parent, Purchaser or any of their respective Affiliates shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any third party in consideration therewith.

(b) If at any time within 12 months after the Closing Date, either Party discovers that any Excluded Asset is held by Purchaser or any of its Affiliates or that any Excluded Liability has been erroneously assumed by Purchaser or any of its Affiliates, each of Seller Parent, Purchaser and their respective Affiliates shall use commercially reasonable efforts to promptly transfer such Excluded Asset to Seller Parent or its designated Affiliate or cause such Excluded Liability to be assumed by Seller Parent or its designated Affiliate in each case for no additional consideration and at Purchaser’s expense; provided that none of Seller Parent, Purchaser or any of their respective Affiliates shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any third party in consideration therewith.

(c) To the extent that any Business IP was used or otherwise exploited by the Seller Parent or any of its Affiliates outside the Business at any time in the 12-month period prior to the Closing Date, promptly following Seller Parent’s accurate notice to Purchaser to that effect, the Sold Company shall, and shall cause its applicable Affiliates to, grant to the Seller Parent and its applicable Affiliates a non-exclusive, irrevocable, sublicensable, perpetual, worldwide license, for no additional consideration, to use and otherwise exploit such Business IP in substantially the same manner such Business IP was used or otherwise exploited outside the Business in the 12- month period prior to the Closing Date. Seller Parent shall, and shall cause its applicable Affiliates to, promptly reimburse the Sold Company or its applicable Affiliates for all reasonable documented out-of-pocket costs and expenses in connection with the foregoing license.

(d) To the extent any Intellectual Property owned by the Seller Parent or its Affiliates as of the Closing Date (excluding any Business IP or any Intellectual Property provided to, or practiced on behalf of, the Sold Company and its Affiliates under the Transition Services Agreement) was used or otherwise exploited in the Business in the 12-month period prior to the Closing Date, promptly following Purchaser’s accurate notice to Seller Parent to that effect, the Seller Parent shall, and shall cause its applicable Affiliates to, grant to Purchaser and its applicable Affiliates a non-exclusive, irrevocable, sublicensable, perpetual, worldwide license, for no additional consideration, to use and otherwise exploit such Intellectual Property in substantially the same manner such Intellectual Property was used or otherwise exploited in the Business in the 12-month period prior to the Closing Date. The Sold Company shall, and shall cause its applicable Affiliates to, promptly reimburse Seller Parent or its applicable Affiliates for all reasonable documented out-of-pocket costs and expenses in connection with the foregoing license.

Section 5.15 Mail and Other Communications. Following the Closing, Seller Parent and its Affiliates may receive mail, packages and other communications (including electronic communications) properly belonging to Purchaser and its Affiliates. Accordingly, at all times following the Closing, (a) Purchaser authorizes Seller Parent and its Affiliates to receive and open all mail, packages and other communications received by it and not clearly intended for Purchaser or its Affiliates or any of Purchaser’s or its Affiliates’ officers or directors, and to retain the same to the extent that they are not Related to the Business, the Transferred Assets or the Assumed Liabilities and (b) to the extent such mail, packages and other communications are Related to the Business or the Transferred Assets or the Assumed Liabilities, Seller Parent shall promptly after becoming aware thereof refer, forward or otherwise deliver such mail, packages or other communications to Purchaser (or, in case the same relate to the Business, the Transferred Assets or the Assumed Liabilities as well as any retained businesses or operations of the Seller or its Affiliates following the Closing, Excluded Assets or Excluded Liabilities, copies thereof). The provisions of this Section 5.15 are not intended to, and shall not be deemed to, constitute an authorization by Purchaser or its Affiliates to permit Seller Parent or its Affiliates to accept service of process on its behalf, and Seller Parent is not and shall not be deemed to be the agent of Purchaser for service of process purposes.

Section 5.16 Third-Party Consents.

(a) Except with respect to governmental filings and approvals (which are addressed in Section 5.5), Shared Contracts (which are addressed in Section 5.17) and Shared Permits (which are addressed in Section 5.18), subject to the terms and conditions set forth in this Agreement, Seller Parent and Purchaser shall cooperate with each other and use (and shall cause their respective controlled Affiliates to use) their respective reasonable best efforts to obtain any Consents required from third parties in connection with the consummation of the Contemplated Transactions at or prior to the Closing. In addition to the foregoing sentence, Purchaser agrees to provide such evidence as to financial capability, resources and creditworthiness as may be reasonably requested by any third party whose Consent or approval is sought hereunder.

(b) Notwithstanding anything to the contrary set forth in this Agreement, in no event shall Seller Parent, Purchaser or any of their respective Affiliates be required to make any payment, incur any material liability, commence any litigation or make any material concession to obtain any Consents of third parties contemplated by this Section 5.16(b), and the failure to receive any such Consents, in and of itself, shall not be taken into account with respect to whether any conditions set forth in Article VIII shall have been satisfied (but a Party’s compliance with this Section 5.16 shall be so taken into account).

Section 5.17 Shared Contracts. Prior to the Closing and for a period of 12 months after the Closing Date, Seller Parent shall, and shall cause each of its Affiliates to, use its commercially reasonable best efforts to assist Purchaser, as Purchaser reasonably requests in writing, either to (a) establish replacement contracts, contract rights or other agreements with respect to the Business with any third party which is a counterparty to any Contract set forth in Section 5.17 of the Seller Disclosure Schedule (each, a “Shared Contract”), (b) assign the rights and obligations under such Shared Contract to the extent Related to the Business to Purchaser, or (c) establish reasonable and lawful arrangements designed to provide Purchaser the rights and obligations under such Shared Contract to the extent Related to the Business to Purchaser; provided, however, that Seller Parent makes no representation or warranty that any third party will agree to enter into any such contract, contract right or other agreement with Purchaser on the existing terms of the applicable Shared Contract or at all. Notwithstanding anything to the contrary set forth in this Section 5.17, in no event shall Seller Parent, Purchaser or any of their respective Affiliates be required to make any payment, incur any liability, commence any litigation or make any concession to fulfill its obligations under this Section 5.17.

Section 5.18 Shared Permits. Set forth on Section 5.18 of the Seller Disclosure Schedule are all Permits issued to the Seller Parent, the Seller or an Affiliate thereof (other than the Sold Company) that are Related to the Business and also primarily relate to or are material to the businesses of Seller Parent or its Affiliates (each, a “Shared Permit”), such Shared Permits will remain with Seller Parent; provided that, prior to the Closing and for a period of 12 months after the Closing Date, Seller Parent and Purchaser shall, and shall cause each of its and their respective Affiliates to, cooperate in all reasonable respects and consultation with each other to, upon Purchaser’s reasonable request in writing, establish replacement Permits to be held by Purchaser or one of its Subsidiaries for any such Shared Permits; and provided, further, that Seller Parent and Purchaser make no representation or warranty that any Governmental Entity will agree to issue or grant any such Permit to Purchaser or its Subsidiaries. Notwithstanding anything to the contrary set forth in this Section 5.18, in no event shall Seller Parent or Purchaser or any of their respective Affiliates be required to make any payment, incur any liability, commence any litigation or make any concession to fulfill its obligations under this Section 5.18.

Section 5.19 Letters of Credit; Guaranties; and Performance Bonds. The Parties acknowledge that (a) at the Closing, the letters of credit, guaranties and performance bonds Related to the Business, including those listed on Section 5.19 of the Seller Disclosure Schedule (collectively, the “Business Guarantees”) shall be terminated and the applicable Person (including the Seller and its Affiliates) to be released from any obligations thereunder, effective at the Closing, (b) the Parties shall cooperate and use reasonable best efforts to cause such termination and release and (c) in connection with such termination and release, Purchaser shall arrange for the issuance of replacement letters of credit, guaranties and performance bonds (“Replacement Guarantees”) of such Business Guarantees at or prior to the Closing. In no event shall Seller Parent or any of its Affiliates have any Liabilities with respect to any such Business Guarantees or Replacement Guarantees and Purchaser shall provide a full release (in a form satisfactory to Seller Parent) with respect thereto. If the Closing occurs without all Business Guarantees having terminated and Purchaser having obtained all Replacement Guarantees and as a result, following the Closing, Seller Parent or any of its Affiliates incurs Damages resulting from a claim against, or draw upon, a Business Guarantee, Purchaser shall indemnify, defend and hold harmless Seller Parent and its Affiliates from and against, and reimburse Seller Parent and its Affiliates for, such Damages. Purchaser agrees to continue to use its reasonable best efforts after the Closing to assist Seller Parent and its Affiliates in releasing the Business Guarantees. Purchaser agrees not to amend, modify or renew any Contract subject to any continuing obligation of Seller Parent without the consent of Seller Parent in its sole discretion unless, pursuant to or prior to such amendment, modification or renewal, Seller Parent’s continuing obligation has been extinguished and Seller Parent has no continuing Liability thereunder.

Section 5.20 Intercompany Accounts. Seller Parent shall, and cause the Seller to, use commercially reasonable efforts to cause all Intercompany Accounts to be cancelled, repaid or otherwise eliminated at the Closing. The Parties shall reconcile, as soon as reasonably practicable after the Closing, all Intercompany Accounts that existed immediately prior to the Closing and that remained outstanding as of immediately after the Closing and Purchaser (if the net settlement of such accounts results in an amount owed to Seller Parent) or Seller Parent (if the net settlement results in an amount owed to Seller Parent) shall pay the net settlement amount. If the Closing occurs without the cancellation, repayment or other elimination of the relevant Intercompany Accounts, then such failure shall not constitute a breach of this Section 5.20; provided that any Liabilities resulting from, arising out of, or relating to any Intercompany Account not so cancelled, repaid or otherwise eliminated shall be deemed to be Closing Indebtedness.

Contractual undertakings redacted for confidentiality reasons.

Section 5.21 Insurance Matters. Purchaser is aware that the Business is covered by group corporate insurance policies taken out by Seller Parent and its Affiliates (each, a “Group Policy”) and that the Business shall not be covered by such corporate insurance policies, including claims based and occurrence based policies, after the Closing. Purchaser shall undertake measures so that the current corporate insurance policies are replaced by other insurance policies for the Business as of the Effective Time at the latest if and to the extent such corporate insurance policies cover the Business. Seller Parent, Purchaser and Purchaser’s insurance broker shall reasonably cooperate to identify such corporate insurance policies and to facilitate a smooth replacement thereof on the Closing Date at Purchaser’s expense. With regard to occurrence-based policies, Seller Parent shall not retroactively cancel or amend those policies with regard to coverage for the Business for occurrences prior to the Closing Date. With regard to claims-made policies, Seller Parent shall not retroactively cancel or amend those policies with regard to claims noticed to the insurers thereunder prior to the Closing Date. Seller Parent shall reasonably cooperate with Purchaser, at Purchaser’s written request, to allow Purchaser to direct and/or pursue insurance claims for the matters described in the foregoing two sentences (“Business Claims”). Purchaser shall defend, indemnify, hold harmless and reimburse Seller Parent and its Affiliates and their respective successors and permitted assigns, in their capacity as such, for, from and against all liability or Damages, including for any expenses incurred or increases in premiums, incurred or suffered as a result of such cooperation and pursuit of any Business Claim by, or directed by, Purchasers. If there is a recovery under such Group Policy with respect to a Business Claim, Seller Parent shall promptly notify Purchaser and all proceeds shall be for the benefit of and promptly remitted to Purchaser. To the extent any Seller or any of its Affiliates receives any notice or other communication with respect to any Business Claim, such Person shall promptly notify the Purchasers in writing.

Section 5.22 Facility Clearances. As soon as reasonably practicable after the date of this Agreement, Seller Parent, in coordination with and cooperation from Purchaser, shall prepare and submit to the DCSA and, to the extent applicable, any other cognizant security agency (“CSA”), a notification of the Contemplated Transactions pursuant to the NISPOM and any other applicable U.S. national industrial security Laws. Seller Parent and Purchaser shall cooperate with each other in connection with any actions, filings or discussions between any of the parties and DCSA or other applicable CSAs in connection with the parties’ efforts to obtain DCSA approval.

Section 5.23 Export Controls. Seller Parent and Purchaser shall use reasonable best efforts to prepare and submit (i) any required applications and notices related to the Business’s Statement of Registration with DDTC in respect of the Contemplated Transactions in accordance with the ITAR; and (ii) any requests to amend or novate licenses or other authorizations issued by DDTC or the U.S. Department of Commerce’s Bureau of Industry and Security that may be necessary as a consequence of the Contemplated Transactions.

Section 5.24

Section 5.25    Seller Marks.

(a) Except as expressly provided in this Section 5.25, Seller Parent, on behalf of the Sold Company and its Affiliates, acknowledges and agrees that neither the Sold Company nor any of its Affiliates (i) has, nor following the Closing shall have, any right, title or interest in or to any Trademarks owned by Seller Parent or any of its Affiliates, including the name “L3H” or any derivative, variation, translation, stylization or adaptation thereof, or any Trademark confusingly similar thereto (collectively, the “Seller Marks”) and (ii) shall use or display the Seller Marks after the Closing.

(b) Effective upon the Closing, Seller Parent, on behalf of the Sold Company and its applicable Affiliates, hereby grants to Purchaser and its Affiliates, a worldwide, non-exclusive, non-transferable, non-sublicensable, royalty-free license to use and display the Seller Marks for the six-month period immediately following the Closing solely in connection with the operation of the Business, solely in the manner so used or displayed as of the Closing Date, and solely in accordance with Seller Parent’s or its applicable Affiliates’ generally applicable Trademark usage guidelines, as may be provided to the Sold Company or its Affiliates from time to time. All goodwill arising from the use or display of the Seller Marks by the Sold Company or its Affiliates will inure to the benefit of Seller Parent and its applicable Affiliates.

(c) As promptly as practicable following the Closing, but in no event later than three months thereafter, the Sold Company shall, and shall cause its Affiliates to, (i) cease and discontinue all use and display of the Seller Marks and (ii) eliminate the Seller Marks from, revise, paint over or otherwise permanently obscure the Seller Marks on any existing inventory, signage or other public-facing materials (including any publicly distributable documents and other digital or physical public-facing materials bearing such Seller Marks) owned or controlled by the Sold Company or any of its Affiliates following the Closing.

(d) Notwithstanding the foregoing, none of the following actions shall constitute a breach of this Section 5.25: if, after the Closing Date, the Sold Company or any of its Affiliates (i) uses the Seller Marks in a nominative manner in textual sentences referencing the historical relationship between Seller Parent and the Sold Company, which references are factually

Contractual undertaking redacted for confidentiality reasons.

accurate, (ii) retains copies of any books, records and other materials that, as of the Closing Date, contain or display the Seller Marks and such copies are used solely for internal or archival purposes (and not public display) or (iii) uses the Seller Marks to comply with applicable Law or for litigation, regulatory or corporate filings and documents filed by the Sold Company or any of its Affiliates with any Governmental Entity.

Section 5.26

Section 5.27 Guarantee; Representations and Warranties of Purchaser Parent.

(a) Purchaser Parent hereby absolutely, unconditionally and irrevocably guarantees to Purchaser the full payment and performance of Purchaser’s obligations under this Agreement (the “Obligations”) on the terms and subject to the conditions in this Agreement (the “Guarantee”). The Obligations under this Guarantee are continuing and will remain in full force and effect until such Obligations have been performed or paid and satisfied in full. This Guarantee shall be an obligation for full and prompt payment and performance rather than a secondary guarantee of collectability and can be enforced against Purchaser Parent directly as a primary obligor without the necessity of first taking action to enforce this Agreement against Purchaser. None of the Obligations shall be limited, lessened or released, nor shall this Guarantee be discharged, by any voluntary or involuntary liquidation, dissolution, winding-up, merger or amalgamation of Purchaser, by any sale or other disposition of all or substantially all of the assets of Purchaser or by judicial or extra judicial receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, moratorium, arrangement, composition with creditors or other proceedings affecting Purchaser. The Obligations shall continue unaffected by any change in the name of Purchaser or by any change whatsoever in the objects, capital structure or constitution of Purchaser, or by Purchaser being amalgamated, merged or otherwise combined with another corporation. Seller Parent acknowledges and agrees that Purchaser Parent shall be entitled to all rights, remedies and benefits of Purchaser hereunder with respect to such Obligations.

(b) Purchaser Parent represents and warrants to Seller Parent as follows: (i) Purchaser Parent is a legal entity duly organized, validly existing and in good standing under the Laws of Canada; (ii) Purchaser Parent has all requisite corporate or similar power and authority and has taken all organizational action necessary in order to execute, deliver and perform its obligations under this Agreement; (iii) this Agreement has been duly executed and delivered by Purchaser Parent and, when executed and delivered by Seller Parent and Purchaser, will constitute a valid and binding agreement of Purchaser Parent, enforceable in accordance with its terms, subject to the Insolvency and Equity Exceptions; and (iv) assuming receipt of the Financing or Alternative Financing, Purchaser Parent has all of the funds necessary for Purchaser to consummate the Transactions and to satisfy all of its obligations under this Agreement. Notwithstanding anything to the contrary herein, Purchaser Parent’s obligations under this Section 5.27 shall not be assignable to any other person without the prior written consent of Seller Parent (which may be given or withheld in Seller Parent’s sole discretion), and any attempted assignment without such consent shall be null and void and of no force and effect.

(c) The provisions of Section 11.7 shall be deemed to apply to this Section 5.27, and, for the purposes of such provisions, Purchaser Parent shall be considered a “Party.”

Section 5.28 Post-Closing Principal Payments. Purchaser shall remit, to an account designated by Seller Parent, an amount equal to the principal paydown portion of each lease payment received following the Closing by Purchaser or any Affiliate, designee or assignee of Purchaser pursuant to the Contract specified on Annex 3 hereto, with the principal paydown portion determined in accordance with the amortization schedule set forth on Annex 3 hereto. Purchaser shall use its commercially reasonable efforts to collect all of the lease payments in accordance with the terms of such Contract. All such remittances shall be made no later than 10 Business Days after the date of receipt of the related lease payment.

ARTICLE VI

EMPLOYEE MATTERS COVENANTS

Section 6.1 Continuation of Employment. The Parties intend that there shall be continuity of employment with respect to the Business Employees as set forth below. Each Business Employee whose employment continues with the Sold Company after the Closing as a result of the Contemplated Transactions or any action contemplated herein is a “Continuing Employee”. Section 6.1 of the Seller Disclosure Schedules sets forth a true, complete and accurate list, as of the date hereof, of all Continuing Employees and each of their respective: (i) hire date; (ii) current classification under the federal Fair Labor Standards Act and/or equivalent state or local wage and hour Legal Requirements (i.e., exempt, non-exempt); (iii) current annual compensation (and the portions thereof attributable to salary, bonus and other compensation respectively); (iv) accrued but unused Seller Banked PTO that will not be paid out by Seller Parent pursuant to Section 6.14; and (v) amounts to be paid by Purchaser in connection with any educational assistance or adoption assistance pursuant to Section 6.15. To the extent permitted by applicable Law and subject to the Confidentiality Agreements, Seller Parent shall provide an updated Section 6.1 of the Seller Disclosure Schedules at least 45 days prior to the Closing Date.

(a) Sold Company Business Employees. Each Sold Company Business Employee who continues to be employed by the Sold Company immediately prior to the Closing Date (excluding, for the avoidance of doubt, the Excluded Employees) shall continue to be employed by the Sold Company on and after the Closing. Effective no later than the date immediately prior to the Closing Date, Seller Parent shall cause the Sold Company to transfer and assign to Seller Parent or any of its Affiliates the employment of the Excluded Employees.

(b) Seller Business Employees. Purchaser shall, or shall cause one of its Affiliates to, at least 30 days prior to the Closing Date, offer employment in writing to each Seller Business Employee providing for employment commencing on and after the Closing consistent with the terms of employment set forth in Section 6.2.

(c) U.S. On-Leave Employees. Effective no later than the date immediately prior to the Closing Date, Seller Parent shall cause the Sold Company to transfer and assign to Seller Parent or any of its Affiliates the employment of their U.S. On-Leave Employees. To the extent reasonably practicable, Seller Parent shall notify Purchaser not less than 10 Business Days prior to any U.S. On-Leave Employees’ return to active employment, and Purchaser shall, or shall cause one of its Affiliates to, make offers of employment to each U.S. On-Leave Employee as of the date on which such U.S. On-Leave Employee is able to commence active employment and presents himself or herself to Purchaser or one of its Affiliates for active employment; provided that, such U.S. On-Leave Employee so presents himself or herself within the one year-period following the incurrence of the injury or disability giving rise to the leave status or, if longer, following the expiration of such period as required by applicable Law.

Section 6.2 Terms of Employment. For a period of at least 12 months following the Closing Date, Purchaser or any of its Affiliates shall provide each Continuing Employees with (a) a level of base compensation, that is no less favorable than the level of such Continuing Employee’s base compensation immediately prior to the Closing Date, (b) a bonus opportunity (including the applicable pro-rated portion of the 2021 calendar year bonus) and long-term incentive opportunities, as applicable, that are, in each case, no less than such Continuing Employee’s bonus opportunity and long-term incentive opportunities immediately prior to the Closing Date and (c) other retirement and welfare benefits, in each case, that are no less favorable in the aggregate to the retirement and welfare benefits provided to such Continuing Employee immediately prior to the Closing Date; provided, however, that the requirements of this sentence shall not apply to Continuing Employees who are covered by a Labor Contract.

Section 6.3 Severance and Notice. Purchaser shall, or shall cause its Affiliates to, have in effect for a period of at least 12 months following the Closing Date a severance plan, practice or policy applicable to each Continuing Employee that is no less favorable to such Continuing Employee than the severance plan, practice or policy of the Seller Parent or any of its Affiliates, applicable to such Continuing Employee and in effect as of immediately prior to the Closing Date (with credit for service with the Seller Parent and any of its Affiliates, the Sold Company and their predecessors as set forth in Section 6.12). In addition, subject to Section 6.8, Purchaser solely shall be responsible for, and have all Liability with respect to, any severance or similar obligation with respect to or arising from the termination of employment with Purchaser and its Affiliates of a Continuing Employee (including the employer portion of any payroll, social security, unemployment or similar Taxes), including without limitation, for any Seller Business Employee who is not offered employment by Purchaser and/or one of its Affiliates in compliance with Section 6.1(b); provided, however, that the requirements of this Section 6.3 shall not apply to Continuing Employee who are covered by a Labor Contract.

Section 6.4 Closing Fiscal Year Bonuses. On, or promptly following, the Closing, Seller Parent shall pay, or cause to be paid, to each annual bonus-eligible Continuing Employee a cash payment equal to the product of (a) his or her annual cash incentive award under the applicable Benefit Plan (with the applicable performance level determined by Seller Parent in its sole discretion), multiplied by (b) a fraction, the numerator of which is the total number of days between January 2 of the calendar year in which the Closing occurs and the Closing Date and the denominator of which is 365. Purchaser shall cooperate with Seller Parent and its Affiliates to facilitate payment of (i) such prorated annual bonus payments and (ii) any unpaid annual bonus payments for the year prior to the year in which the Closing Date occurs to any Continuing Employees, including, if requested by Seller Parent, by paying such amounts to the applicable Continuing Employees subject to applicable Tax withholding and remitting the Tax withholding and payroll Taxes to the appropriate Tax authority, subject to reimbursement by Seller Parent within 30 days following the applicable payment. Purchaser shall provide the Continuing Employees who participated in the Benefit Plans set forth on 0 of the Seller Disclosure Schedule immediately prior to the Closing Date (such plans, the “Seller Bonus Plans”) with the opportunity to earn annual bonuses for the portion of the calendar year in which the Closing occurs commencing on the Closing Date, which annual bonuses shall be governed by plans, programs or arrangements maintained by Purchaser and its Affiliates in their discretion (the “Purchaser Bonus Plans”).

Section 6.5 Tax-Qualified Plans. Effective as of the Closing Date, each Continuing U.S. Employee shall become fully vested in his or her account balance in the Seller Retirement Plan. Effective as of the Closing Date, Purchaser shall have, or shall cause its Affiliates to have, in effect a defined contribution plan that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Purchaser Retirement Plan”) in which Continuing U.S. Employees who meet the eligibility criteria thereof shall be eligible to participate. Effective as of the Closing Date, the Continuing U.S. Employees shall cease to participate, contribute or accrue benefits in the Seller Retirement Plan. Purchaser agrees to cause the Purchaser Retirement Plan to accept rollovers by Continuing U.S. Employees from the Seller Retirement Plan. Purchaser agrees that it will cause the third party administrators of the Purchaser Retirement Plan to accept any rollover contemplated pursuant to this Section 6.5 no later than 30 days following the date that Purchaser or such third party administrator receives the documentation necessary to process such rollover.

Section 6.6 Certain Welfare Plan Matters. Effective as of the Closing Date, Purchaser shall maintain or cause its Affiliates to maintain Welfare Plans, including a group health plan, in which Continuing U.S. Employees and their spouses, dependents or other beneficiaries shall be eligible to participate (the “Purchaser Welfare Plans”). Following the Closing Date, Purchaser shall use commercially reasonable efforts to ensure that (a) no waiting periods, exclusions or limitations with respect to any pre-existing conditions, evidence of insurability or good health or actively-at-work exclusions are applicable to any Continuing U.S. Employees covered by the Benefit Plans, or their spouses, dependents or other beneficiaries, under any similar Purchaser Welfare Plans, and (b) any costs or expenses incurred by the Continuing U.S. Employees and their spouses, dependents and other beneficiaries under the Benefit Plans with respect to the plan year that includes the Closing Date, up to (and including) the Closing Date, shall be specifically applied for purposes of satisfying any similar deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under the Purchaser Welfare Plans. Purchaser shall be liable under the Purchaser Welfare Plans for all amounts payable by reason of claims incurred by the Continuing U.S. Employees and their eligible spouses, dependents and other beneficiaries on and after the date they become Continuing U.S. Employees.

Section 6.7 Seller Equity Awards. Effective as of the Closing, the Seller Parent shall take any actions necessary to ensure that all outstanding equity awards granted under the Seller Parent’s equity or equity-based compensation plans and held by Continuing Employees that are unvested as of immediately prior to the Closing Date shall be treated in accordance with the equity plan terms and conditions under which they were granted. Seller Parent shall be solely responsible for all Tax reporting related to, and the employer portion of any payroll Taxes that are imposed in connection with, any equity or equity-based awards granted under Seller Parent’s equity or equity-based compensation plans and held by Continuing Employees (including on the grant, exercise and/or vesting).

Section 6.8 Retention Bonus. From and after the Closing Date, Purchaser shall assume and honor in accordance with their terms, all employment, retention, severance, termination and similar plans, agreements or arrangements (including change-in-control provisions) of Continuing Employees listed on Section 6.8 of the Seller Disclosure Schedule (the “Retention Arrangements”) (or shall cause its Affiliates, including the Sold Company, to retain and honor all such Retention Arrangements) and shall pay to each Continuing Employee any amounts that become payable to such Continuing Employee on or following the Closing Date in accordance with the terms of the applicable Retention Arrangement (including the “Retention Bonus” (as such term is defined in certain Retention Arrangements)). Purchaser shall condition the payment of each Retention Bonus or other payment under the Retention Arrangements on the execution of a waiver and release of all claims against Seller Parent and its Affiliates in the form customarily used by Seller Parent.

Section 6.9 COBRA. Seller Parent and its Affiliates shall be solely responsible for any and all Liabilities relating to compliance with the requirements of Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA, or any similar state or local Law (“COBRA”), including the provision of continuation coverage, with respect to all U.S. Business Employees who do not become Continuing U.S. Employees, and their spouses and dependents, and with respect to Continuing U.S. Employees, and their spouses and dependents, for whom a qualifying event occurs prior to the date on which the U.S. Business Employee becomes a Continuing U.S. Employee. Purchaser and its Affiliates shall be solely responsible for any and all Liabilities relating to compliance with the requirements of COBRA, including the provision of continuation coverage, with respect to qualifying events with respect to Continuing U.S. Employees, and their spouses and dependents, that occur on or after the Closing Date (including a qualifying event occurring as a result of the Contemplated Transactions).

Section 6.10 Cafeteria Plan. Purchaser shall have in effect, or cause to be in effect, as of the Closing Date, flexible spending reimbursement accounts under a cafeteria plan qualifying under Section 125 of the Code (the “Purchaser Cafeteria Plan”) in which Continuing U.S. Employees who meet the eligibility criteria thereof may participate, as limited by any applicable Labor Contract. As soon as practicable following the Closing Date, Seller Parent shall cause to be transferred to Purchaser an amount in cash equal to the excess of the aggregate accumulated contributions to the flexible spending reimbursement accounts under Seller Parent’s cafeteria plan in which such Continuing U.S. Employees participate (the “Seller Cafeteria Plan”) made during the year in which the Closing Date occurs by the Continuing U.S. Employees over the aggregate reimbursement payouts made for such year from such accounts to such Continuing U.S. Employees. Purchaser or any of its Affiliates shall cause the balance of each Continuing U.S. Employee’s accounts under the Seller Cafeteria Plan as of the Closing Date to be credited to the Continuing U.S. Employee’s corresponding accounts under the Purchaser Cafeteria Plan in which such employee participates following the Closing Date. On and after the Closing Date, the Purchaser shall assume and be solely responsible for all claims for reimbursement by the Continuing U.S. Employees, whether incurred prior to, on or after the Closing Date, that have not been paid in full as of the Closing Date, which claims shall be paid pursuant to and under the terms of the Purchaser Cafeteria Plan. Purchaser agrees to cause the Purchaser Cafeteria Plan to honor and continue through the end of the calendar year in which the Closing Date occurs the elections made by each Continuing U.S. Employee under the Seller Cafeteria Plan in respect of the flexible spending reimbursement accounts that are in effect immediately prior to the Closing Date, provided, that Seller Parent provides all information required in order to properly administer this Section 6.10 at least 15 days prior to the Closing Date and continues to provide all additional information requested by Purchaser in order to effectuate this Section 6.10.

Section 6.11 Sick Pay and Disability. Purchaser shall be solely responsible for sick pay and disability (whether long-term or short-term) coverage of all Continuing U.S. Employees on and after the Closing Date, even if the incident or circumstance giving rise to such coverage occurred prior to the Closing Date unless the disability claim was filed and approved pursuant to a Benefit Plan sponsored by Seller Parent or its affiliate that is not an Assumed Plan, and such Continuing Employee is on short- or long-term disability prior to the Closing, in which case Seller Parent shall be responsible for administration of such claim, and Purchaser shall not be obligated to treat such individual as a Continuing Employee until such individual is able to return to work subject to (b).

Section 6.12 Credited Service. With respect to each benefit plan, including severance, vacation and paid time-off plans, policies or practices, sponsored or maintained by Purchaser or any of its Affiliates, Purchaser or such Affiliate shall recognize, for all Continuing U.S. Employees, credit for all service with the Seller Parent, its Affiliates (including the Sold Company) and their respective predecessors, for all relevant purposes (including eligibility, vesting, level of benefits, benefit accrual, pre-existing condition limitations and early retirement subsidies); provided that no service credit shall be granted to the extent any duplication of benefits results.

Section 6.13 Workers’ Compensation. Purchaser shall have the obligation and Liability for any workers’ compensation, occupational disease or illness, state or other disability or similar workers’ protection claims with respect to any Continuing U.S. Employee, whether the injury or illness giving rise to such claim originates prior to, on or after the Closing Date.

Section 6.14 Vacation and Other Paid Time Off. Effective as of the Closing Date, except as otherwise required by applicable requirements of Law, Seller Parent’s obligations and Liability with respect to the accrued and unused vacation days of the Continuing Employees, including (for Sold Company Business Employees only) unused vacation days or paid time for exempt employees that were banked on December 20, 2019 as a result of the transition to the Seller Parent discretionary vacation policy (the “Seller Banked PTO”), shall be transferred to and assumed by Purchaser and its Affiliates, and Purchaser and its Affiliates shall recognize and provide all such unused vacation and paid time off and shall allow such Continuing Employees to use such accrued time on substantially the same terms as applied to such Continuing Employees immediately prior to the Closing Date. Seller Parent shall retain the liability for and pay out the Seller Banked PTO to any Seller Business Employee entitled to such Seller Banked PTO in accordance with Seller Parent’s policy; provided, however, that to the extent such payment of the Seller Banked PTO would trigger a Tax or penalty under Section 409A of the Code, such Seller Banked PTO shall be transferred to and assumed by Purchaser and its Affiliates, and Purchaser and its Affiliates shall provide for the payment of such Seller Banked PTO upon a subsequent separation from service for purposes of Section 409A of the Code.

Section 6.15 Educational Assistance; Adoption Assistance. Purchaser shall assume and have Liability for, and pay, any amounts payable to the Continuing Employees under a Seller Parent educational assistance arrangement if the Continuing Employee has completed or commenced a class or coursework eligible for assistance thereunder as of the Closing Date, only to the extent any such amounts remain unpaid to the employee prior to the Closing Date. Purchaser shall assume and have Liability for, and pay, any amounts payable to the Continuing U.S. Employees under a Seller adoption assistance arrangement if the adoption has been finalized as of the Closing Date, only to the extent any such amounts remain unpaid to the Continuing U.S. Employee prior to the Closing Date.

Section 6.16 WARN. Purchaser shall be responsible for all Liabilities under the Worker Adjustment and Retraining Notification Act and similar state, local or foreign Laws resulting from or arising after the Closing with respect to the Business. Purchaser acknowledges that it has not informed Seller Parent of any planned or contemplated decisions or actions by Purchaser or its Affiliates concerning any terminations or layoffs that would require notice under any Law. Purchaser agrees that it will be solely responsible for any Liabilities created if either Purchaser or its Affiliates take any action that will cause the notice provision of any such Law to become applicable.

Section 6.17 Participation in Seller Parent’s Benefit Plans. Except as otherwise required by applicable Law, Seller Parent and its Affiliates shall terminate coverage of the Continuing Employees under the Benefit Plans that are not Assumed Plans as of the Closing Date.

Section 6.18 Liabilities with Respect to Business Employees. Following the Closing, Purchaser shall be solely responsible for all Liabilities incurred with respect to any Continuing Employees, whether or not incurred by the Sold Company, and regardless of whether such Liability was incurred on or after the Closing Date, except Seller Parent will retain liability with respect to Benefit Plans that are not Assumed Plans.

Section 6.19 Labor Contracts. At the Closing, Purchaser shall assume the Labor Contracts set forth on Section 3.13(a) of the Seller Disclosure Schedule with provisions applicable to such Continuing Employees and shall agree and become party to and bound by the terms and conditions of such Labor Contracts applicable to Continuing Employees. Purchaser shall provide compensation and benefits to such Continuing Employees in accordance with the applicable Labor Contracts.

Section 6.20 No Third Party Beneficiaries. Subject to Section 11.3, no provision contained in this Article VI shall (a) be treated as an amendment of any particular employee benefit plan or compensation arrangement maintained by Seller Parent, Purchaser or any of their respective Affiliates, (b) except as expressly provided herein or under applicable Law, obligate Purchaser or any of its Affiliates to (i) maintain any particular benefit plan or compensation arrangement or (ii) retain the employment, or terms of employment, of any particular employee, after the Closing or (c) except as expressly provided herein or under applicable Law, prevent the amendment or termination of any employee benefit plan or compensation arrangement after the Closing or interfere with the right or obligation of Seller Parent, Purchaser or any of their respective Affiliates to make changes to such a plan or arrangement. Seller Parent and Purchaser acknowledge and agree that all provisions contained in this Article VI are included for the sole benefit of Seller Parent, Purchaser and their respective Affiliates, and that nothing in this Article VI, whether express or implied, shall create any third party beneficiary or other rights in any other Person, including any Continuing Employee or any other employee, former employee, or participant in any employee benefit plan or compensation arrangement (or any spouse, dependent or other beneficiary thereof), of Seller Parent, Purchaser or their respective Affiliates.

Section 6.21 Non-Solicitation. Each of Seller Parent and Purchaser shall not, and shall cause their respective Affiliates (other than the Sold Company) not to, for the period commencing on the Closing Date and expiring on the date that is 18 months from the Closing Date, directly or indirectly solicit for employment or any similar arrangement any Continuing Employee, in the case of Seller Parent and its Affiliates, or any employee of Seller Parent or its Subsidiaries who (a) prior to the Closing, performed work for (i) the Business or (ii) Seller Parent’s and its Subsidiaries’ commercial training business sector, which is a full service provider of data analytics, simulators and training solutions in the fragmented global civil aviation training market, and/or (b) following the Closing, performs any of Seller Parent and its Affiliates obligations under the Ancillary Agreements (“Remaining Employee”); provided, however, that this Section 6.21 (A) shall not apply to Business Employees who have ceased to be employed by the Sold Company prior to the commencement of any activities otherwise prohibited by this Section 6.21, and (B) shall not prohibit general solicitations for employment through advertisements or other means not specifically directed toward Continuing Employees or Remaining Employees, as applicable.

ARTICLE VII

TAX MATTERS

Section 7.1 Tax Returns.

(a) Seller Parent shall prepare (or cause to be prepared) all Tax Returns of the Sold Company required to be filed on or prior to the Closing Date. Seller Parent shall cause such Tax Returns to be filed on a timely basis, and the Sold Company shall pay all Taxes reflected on such Tax Returns.

(b) Purchaser shall prepare (or cause to be prepared) all Tax Returns (other than income Tax Returns with respect to periods for which a consolidated, unitary or combined income Tax Return of Seller Parent includes the operations of the Sold Company) of the Sold Company required to be filed after the Closing Date which include any Pre-Closing Tax Period or Straddle Period (the “Pre-Closing Tax Returns”). Unless otherwise required by Law, the Pre-Closing Tax Returns shall be prepared in a manner consistent with prior Tax Returns. Purchaser shall deliver (or cause to be delivered) any material Pre-Closing Tax Returns to Seller Parent for its review and comment not later than 20 days prior to the due date of such Pre-Closing Tax Returns (taking into account any applicable extensions of time to file) and Seller Parent may review and comment on such material Pre-Closing Tax Returns, such comments not to be unreasonably rejected by the Purchaser. Purchaser shall cause such Pre-Closing Tax Returns to be filed on a timely basis.

Section 7.2 Proration of Taxes. With respect to any Straddle Period: (a) in the case of any Taxes based upon income, receipts, transactions or payroll, the portion of such Taxes attributable to the Pre-Closing Tax Period shall be deemed equal to the amount which would be payable if the relevant Tax period ended on and included the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity or non-U.S. entity in which the

Sold Company holds a beneficial interest shall be deemed to terminate at such time), and (b) in the case of any other Taxes, the portion of such Taxes attributable to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period, multiplied by a fraction, the numerator of which is the number of days in the taxable period prior to and including the Closing Date and the denominator of which is the number of days in such Straddle Period.

Section 7.3 Limitations. Notwithstanding anything in this Agreement to the contrary, Purchaser shall not, and shall not permit any of its Affiliates (including, after the Closing for the avoidance of doubt, the Sold Company) to (i) make, amend, or revoke any Tax election that is retroactive to a taxable period that ends on or prior to the Closing Date, (ii) amend any Tax Return filed with respect to any Pre-Closing Tax Period or (iii) take any action relating to Taxes, or that could create a Tax liability, on the Closing Date after the Closing that is outside the ordinary course of business, in each case, without the prior written consent of Seller Parent (not to be unreasonably withheld, conditioned or delayed).

Section 7.4 Cooperation. With respect to the Sold Company and the Business, each Party shall, and shall cause its respective Affiliates (including, in the case of Purchaser, the Sold Company), to make available to the other Party as reasonably requested all information, records and documents relating to Taxes concerning the Sold Company and/or the Business, and provide the assistance of all officers and employees of the Sold Company and the Business to the extent reasonably requested by Seller Parent. Notwithstanding anything to the contrary in this Agreement, and unless required by applicable Laws, neither Seller Parent nor any of its Affiliates shall be required to provide any Person with any Tax Return or copy of any Tax Return of (a) Seller Parent or any of its Affiliates or (b) a consolidated, combined, affiliated or unitary group that includes Seller Parent or any of its Affiliates except, in each case, for materials or portions thereof (including associated schedules and work papers) that relate solely to the Sold Company or the Transferred Assets.

Section 7.5 Transfer Taxes. Any Transfer Taxes that are, or become, due and payable as a result of the Contemplated Transactions (including, for the avoidance of doubt, any transaction under this Agreement or any Ancillary Agreement) shall be borne by Purchaser. Purchaser shall pay to Seller Parent the amount of any Transfer Taxes that Purchaser is liable for pursuant to this Section 7.5 that are required to be remitted to a Governmental Entity by Seller Parent or any Affiliate of Seller Parent no later than five Business Days prior to the date such Transfer Taxes are due. Any Tax Returns that must be filed in connection with any Transfer Taxes (“Transfer Tax Returns”) shall be prepared by Seller Parent as soon as possible taking the filing deadline for the respective Transfer Tax Return into account. Purchaser and Seller Parent shall reasonably cooperate in the execution of all filings, Tax Returns, reports and forms as may be required with respect to all such Taxes.

Section 7.6 Tax Treatment of Payments by Purchaser and Seller Parent under This Agreement. Payments made by Seller Parent (or its Subsidiaries) under this Agreement shall be treated as a reduction of the Final Purchase Price and payments made by Purchaser (or its Subsidiaries) under this Agreement shall be treated as an increase of the Final Purchase Price, each to the extent permitted under any applicable Law.

Section 7.7 338(h)(10) Election.

(a) Purchaser agrees that neither Purchaser nor any of Purchaser’s Affiliates shall make (or permit any person to make) an election under Section 338 of the Code (or any analogous provision of state, local or foreign Law) with respect to the Sold Company in connection with the purchase of Sold Securities pursuant to this Agreement. Notwithstanding the preceding sentence, an election under Section 338(h)(10) of the Code (and any corresponding election under state and local law) (a “Section 338(h)(10) Election”) may be permitted, if Purchaser agrees to indemnify, defend, hold harmless and reimburse Seller Parent and Seller Parent’s Affiliates and their respective successors and permitted assigns, in their capacity as such, for, from and against all incremental Taxes incurred or suffered as the result of making such Section 338(h)(10) Election (determined on a “with or without” basis). Subject to the preceding sentence, if Purchaser decides to make a Section 338(h)(10) Election, Seller Parent shall consent to such election; provided that the Purchaser and the Seller Parent agree to comply with the provisions of Section 7.7(b).

(b) In the event Purchaser decides to make a Section 338(h)(10) Election pursuant to Section 7.7(a), Purchaser shall prepare all Tax forms, including IRS Forms 8023 and 8883, and comparable state and local Tax forms that may be required to effect a valid Section 338(h)(10) election for federal and comparable state and local Tax purposes (“Section 338(h)(10) Election Forms”). As soon as practicable after the Closing Date, Purchaser shall furnish Seller Parent with a draft of the Section 338(h)(10) Election Forms, and within 30 days after the receipt of the Section 338(h)(10) Election Forms from Purchaser, Seller Parent shall furnish Purchaser with its comments, if any, regarding the Section 338(h)(10) Election Forms. Purchaser shall make reasonable adjustments to the Section 338(h)(10) Election Forms proposed by Seller Parent. In the event the parties cannot reach agreement on the Section 338(h) (10) Election Forms, such disagreement shall be resolved by the Independent Accountant. Purchaser and Seller Parent shall duly execute the completed Section 338(h)(10) Election Forms promptly after such forms have been finalized. Purchaser shall file such forms within the applicable time period and provide copies of the Section 338(h)(10) Election Forms as filed. As soon as practicable, but not later than 30 days after the date of any adjustment to the Final Purchase Price, Purchaser shall furnish Seller Parent with a copy of the appropriate amended Section 338(h)(10) Election Forms. Purchaser, Seller Parent and the Sold Company shall file all Tax Returns (including amended returns and claims for refund) and information reports in a manner consistent with the Section 338(h)(10) Election Forms. None of Purchaser, Seller Parent and the Sold Company shall take any position on any Tax Return or with any taxing authorities that is inconsistent with the agreed fair market values on the final Section 338(h)(10) Election Forms, provided that Purchaser, Seller and the Sold Company may take a tax position consistent with any examination adjustments made by the IRS or applicable state or local taxing authorities.

Section 7.8 Pre-Closing Restructuring. Seller Parent agrees to consider in good faith any Pre-Closing restructuring transaction proposed by Purchaser to facilitate the Transactions.

ARTICLE VIII

CONDITIONS TO CLOSING

Section 8.1 Conditions to the Obligations of Purchaser and Seller Parent. The respective obligations of each Party to effect the Closing are subject to the satisfaction (or waiver) at or prior to the Closing of each of the following conditions:

(a) Antitrust Approvals. HSR Act Clearance and the Antitrust Approval set forth in Section 8.1(a) of the Seller Disclosure Schedule shall have occurred or been obtained, or otherwise reasonably determined not to be required (as applicable).

(b) CFIUS Approval. CFIUS Approval shall have occurred or been obtained.

(c) DCSA Approval. DCSA Approval shall have occurred or been obtained.

(d) DDTC Notices. At least 60 days shall have passed following the submission of the DDTC Notices by Seller Parent.

(e) No Prohibition or Pending Governmental Proceeding. No Order shall have been issued after the date of this Agreement and be in effect and no Proceeding brought by a Governmental Entity of competent jurisdiction shall have been initiated after the date of this Agreement and be pending or threatened in writing before any Governmental Entity wherein an unfavorable Order would (i) prevent consummation of the entirety of the Transactions, or (ii) cause the entirety of the Transactions to be rescinded following consummation.

Section 8.2 Conditions to the Obligation of Purchaser. The obligation of Purchaser to effect the Closing is subject to the satisfaction (or waiver) prior to the Closing of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties made by Seller Parent contained in Section 3.7(a) shall be true and correct as of the date hereof.

(ii) The Seller Fundamental Representations shall be true and correct in all material respects as of the Closing Date.

(iii) The representations and warranties made by Seller Parent contained in Article III (other than the Seller Fundamental Representations and representations and warranties made by Seller Parent contained in Section 3.7(a)) shall be true and correct (without giving effect to any “Material Adverse Effect” limitations set forth therein) as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except for any failures of such representations and warranties to be so true and correct as have not had a Material Adverse Effect.

(b) Covenants. The covenants and agreements of Seller Parent to be performed on or prior to the Closing shall have been duly performed in all material respects.

(c) Certificate. Purchaser shall have received a certificate at the Closing signed on behalf of Seller Parent by a duly authorized officer of Seller Parent (solely in his or her capacity as such and not in his or her personal capacity, and without personal liability) certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

(d) No Material Adverse Effect. Since the date hereof, there shall not have occurred and be continuing any Change that has had, or would, individually or in the aggregate, reasonably be expected to have, a Material Adverse Effect.

Section 8.3 Conditions to the Obligation of Seller Parent. The obligation of Seller Parent to effect the Closing is subject to the satisfaction (or waiver) prior to the Closing of the following conditions:

(a) Representations and Warranties.

(i) The Purchaser Fundamental Representations shall be true and correct in all material respects as of the Closing Date.

(ii) The representations and warranties made by Purchaser contained in Article IV (other than the Purchaser Fundamental Representations) shall be true and correct (without giving effect to any “materiality” or “Purchaser Material Adverse Effect” limitations set forth therein) as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except for any failures of such representations and warranties to be so true and correct as have not had a Purchaser Material Adverse Effect.

(b) Covenants. The covenants and agreements of Purchaser to be performed on or prior to the Closing shall have been duly performed in all material respects.

(c) Certificate. Seller Parent shall have received at the Closing a certificate signed on behalf of Purchaser by a duly authorized officer of Purchaser (solely in his or her capacity as such and not in his or her personal capacity, and without personal liability) certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

INDEMNIFICATION

Section 9.1 No Survival; RWI.

(a) Except as explicitly provided under Section 9.3 and Section 9.4, all of the representations, warranties and covenants contained in this Agreement or in any certificate or schedule delivered pursuant to this Agreement shall terminate at the Effective Time, and shall not survive the Closing, and thereafter there shall be no liability on the part of, nor shall any claim be made by, any party or any of their respective Affiliates in respect thereof; provided that this Section 9.1 shall not limit any covenant or agreement of the Parties that by its terms requires performance after the Closing. In furtherance and not limitation of the foregoing, the Parties, intending to contractually shorten any otherwise applicable statute of limitations, hereby agree that: (a) the representations and warranties herein are intended solely to facilitate disclosure and to give effect to the closing conditions set forth in Section 8.2 and Section 8.3 and (b) no claim of any kind based on the failure of any representation or warranty to have been true and correct may be brought at any time after the Effective Time, other than in the case of Fraud, and then solely against the Party committing such Fraud.

(b) Following the Closing, Purchaser’s right to assert claims under the RWI shall be Purchaser’s sole and exclusive remedy for any Damages arising from Seller Parent’s breach of any of its representations and warranties contained in this Agreement and Seller Parent shall not have any liability therefor, except in the case of Fraud, and then solely against the Party committing such Fraud.

(c) Notwithstanding the foregoing, the provisions set forth in Article IX and in Article XI shall survive forever.

Section 9.2 Exclusive Remedy. Following the Closing, no Party shall assert against any other Party any claim, cause of action, right or remedy, or any Proceeding, relating to this Agreement or any document or instrument delivered in connection herewith or therewith, other than (i) claims pursuant to this Article IX, (ii) claims that a Party committed Fraud, and (iii) claims pursuant to the terms of any Ancillary Agreement. Following the Closing, the claims and remedies specified in clauses (i) through clause (iii) of the previous sentence shall constitute the Parties’ sole and exclusive rights and remedies available to the Indemnified Parties, whether in any individual, corporate or any other capacity, for any and all Damages or other claims (directly or indirectly) relating to or arising out of this Agreement and any document or instrument delivered in connection herewith or therewith, and shall supersede all other rights and remedies available at law or in equity (including any right of rescission), regardless of the legal theory under which such liability or obligation may be sought to be imposed (whether sounding in contract or tort, or whether at law or in equity, on public policy grounds, under any Law (including under securities Laws) or otherwise). Accordingly, effective as of the Closing, each Party hereby irrevocably waives and discharges, and releases each other Party, to the fullest extent permitted under applicable Law, from, all other claims, causes of action and Proceeding relating thereto. In furtherance of the foregoing, each Party waives and releases, on its behalf and on behalf of its respective Indemnified Parties, to the fullest extent permitted under applicable Law, any and all other rights, claims and causes of action it may have against the other Party or the other Party’s Indemnified Parties, whether in any individual, corporate or any other capacity, relating (directly or indirectly) to the subject matter of this Agreement (including relating to any exhibit, Schedule or document delivered hereunder), including whether arising under or based upon any Law or otherwise and including any rights to rescission of this Agreement, other than claims for breach of any agreement or covenant herein surviving, and requiring performance at or after, the Closing to the extent provided in Section 9.1 and in accordance with the terms of this Article IX. The limits imposed on a Party and the Party’s Indemnified Parties’ remedies with respect to this Agreement (including this Section 9.2) were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid hereunder. None of the Parties or any of the Indemnified Parties may avoid the limitations on liability set forth in this Agreement by seeking damages for breach of contract, tort, contribution or pursuant to any other theory of liability. Nothing in this Section 9.2 shall limit a Party’s right to (a) seek specific performance of the other parties’ obligations under any covenant herein surviving, and requiring performance at or after, the Closing in accordance with the terms of this Agreement or (b) bring a claim for Fraud against the Party committing such Fraud.

Section 9.3 Indemnification by Seller Parent. Following the Closing, Seller Parent shall indemnify, defend and hold harmless Purchaser and its Affiliates and their respective successors and permitted assigns, in their capacity as such (collectively, the “Purchaser Indemnified Parties”), for, from and against all Damages incurred or suffered as the result of any (a) subject to the terms and conditions of Section 9.1, post-Closing breach or nonperformance of any covenant of Seller Party requiring post-Closing performance set forth herein; and (b) Excluded Liabilities (other than those Liabilities to the extent resulting from, arising out of, or relating to the Ancillary Agreements).

Section 9.4 Indemnification by Purchaser. Following the Closing, Purchaser shall indemnify, defend, hold harmless and reimburse Seller Parent and Seller Parent’s Affiliates and their respective successors and permitted assigns, in their capacity as such (collectively, the “Seller Indemnified Parties”), for, from and against all Damages incurred or suffered as the result of any (a) subject to the terms and conditions of Section 9.1, post-Closing breach or nonperformance of any covenant of Purchaser requiring post-Closing performance set forth herein; and (b) Assumed Liabilities.

Section 9.5 Claim Procedures.

(a) In order for a Purchaser Indemnified Party or a Seller Indemnified Party (any of them, an “Indemnified Party”) to duly make a valid claim with respect to any of the occurrences specified in Section 9.3 or Section 9.4, the Indemnified Party must promptly (and in any event within 30 days of the identification of a claim) provide written notice to Seller Parent (for claims made by Purchaser Indemnified Parties) or to Purchaser (for claims made by Seller Indemnified Parties) (the recipient of such notice, the “Indemnifying Party”), which notice shall set forth a description in reasonable detail of the occurrence(s) specified in Section 9.3 or Section 9.4 which the Indemnified Party alleges to have occurred, a description of the facts and circumstances giving rise to such occurrences, the estimated amount of Damages actually incurred or suffered as the result thereof (to the extent then ascertainable), and a description of any other remedy sought in connection therewith, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”); provided that the failure to give such prompt written notice shall not relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses or is otherwise prejudiced by reason of such failure. The Indemnified Party shall cooperate with and provide to the Indemnifying Party such information under the Indemnified Party’s control as the Indemnifying Party may reasonably request for the purposes of determining the validity of the allegations made in the Claim Notice and shall keep the Indemnifying Party reasonably and promptly informed of factual and procedural developments (including additional information which may come under the Indemnified Party’s control) in connection therewith. The Indemnifying Party and the Indemnified Party shall use reasonable best efforts to avoid production of confidential information (consistent with applicable Law) to third parties and to cause all communications among employees, counsel and others representing any party to a Third Party Claim to be made so as to preserve any applicable attorney-client or work product privileges.

(b) In the event the Claim Notice results from any Proceeding asserted or threatened against, the Indemnified Party by a third party (a “Third Party Claim”):

(i) The Indemnified Party shall provide the Claim Notice to the Indemnifying Party promptly following the Indemnified Party’s receipt of the Third Party Claim; provided that the failure to give such prompt written notice shall not relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure.

(ii) During the period ending on the earlier of the 30th calendar day following the Indemnifying Party’s receipt of the Claim Notice and the fifth calendar day preceding the date on which an appearance is required to be made before a court, arbitrator or other tribunal or an answer or similar pleading is required to be filed in a litigation or other proceeding, the Indemnifying Party shall be entitled to notify the Indemnified Party of its election to assume and control the defense of the Third Party Claim; provided that the Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that seeks an injunction or other equitable relief against the Indemnified Parties.

(A) In the event that the Indemnifying Party is entitled to and duly and timely makes such election, the Indemnifying Party shall defend the Indemnified Party by appropriate proceedings and shall have the sole power (as between the Indemnifying Party and the Indemnified Party and their respective Affiliates) to direct and control such defense and the settlement, arbitration, litigation and appellate strategy relating to the Third Party Claim. The Indemnified Party shall be entitled but not obligated to participate in any such defense and to employ separate counsel of its choosing for such purpose; provided that the fees and expenses shall be borne by the Indemnified Party and shall not be recoverable from such Indemnifying Party under this Section 9.5. If the Indemnifying Party shall control the defense of any such claim, the Indemnifying Party shall be entitled to settle such claims; provided that the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle, compromise or cease to defend such Third Party Claim if such settlement, compromise or cessation would result in (v) any monetary liability of the Indemnified Party that shall not be promptly paid or reimbursed by the Indemnifying Party, (w) the imposition of a consent order, injunction or decree that would materially restrict the future activity or conduct of the Indemnified Party or any of its Affiliates in any material respect, (x) a finding or admission of a material violation of a material Law by the Indemnified Party or any of its Affiliates, (y) a finding or admission that would have a material and adverse effect on other claims made or threatened against the Indemnified Party or any of its Affiliates or (z) any material non-monetary condition or obligation being imposed on any Indemnified Party or any of its Affiliates.

(B) If the Indemnifying Party is not entitled to or does not duly and timely make such election, the Indemnified Party shall be entitled but not obligated (subject to Section 9.8 (Minimizing and Mitigating Damages)) to notify the Indemnifying Party of its election to assume and control such defense from the Indemnifying Party, whereupon the Indemnified Party and not the Indemnifying Party shall have the powers described in the first sentence of Section 9.5(b)(ii)(A); provided that the Indemnified Party’s right to be indemnified, defended, held harmless and reimbursed in respect of the Third Party Claim shall not otherwise be affected by such election; provided, further, that the Indemnified Party may not settle any such matter without the prior written consent of the Indemnifying Party if the Indemnified Party is seeking or shall seek indemnification hereunder with respect to such matter. Notwithstanding anything to the contrary set forth in the foregoing sentence, the Indemnifying Party shall have no liability with respect to a Third Party Claim settled without its prior written consent.

(iii) The Indemnified Party and the Indemnifying Party shall cooperate in order to ensure the proper and adequate investigation and defense of all Third Party Claims, including by providing reasonable access to each other’s relevant business records, documents and employees, for purposes of investigation, document production, testimony and otherwise. The Indemnified Party and the Indemnifying Party shall keep each other fully and promptly informed with respect to the status of all Third Party Claims and shall deliver to each other copies of all material written notices and documents (including court papers) received by the other that relate to any Third Party Claims. The Person controlling the defense of a Third Party Claim shall in good faith allow the Indemnifying Party or Indemnified Party, as the case may be, to make comments to the materials filed or submitted in such defense, and shall consider such comments in good faith.

(iv) All reasonable and documented out-of-pocket legal fees, costs and expenses actually incurred or suffered by the Indemnifying Party and the Indemnified Party in connection with investigating and defending, and cooperating in the investigation and defense of, the Third Party Claim (“Third Party Claim Expenses”) shall be paid as follows:

(A) Any Third Party Claim Expenses actually incurred or suffered by the Indemnified Party (x) prior to or in the absence of the due and timely making of the election described in Section 9.5(b)(ii)(A), (y) under the circumstances described in Section 9.5(b)(ii)(B) or (z) in compliance with Section 9.5(b)(iii), shall constitute Damages for which the Indemnified Party shall be entitled to be reimbursed if the Indemnified Party is determined pursuant to a Final Determination to be entitled to be indemnified, held harmless and reimbursed pursuant to this Article IX in respect of the Third Party Claim.

(B) Third Party Claim Expenses actually incurred or suffered by the Indemnifying Party shall be reimbursed by the Indemnified Party if the Indemnified Party is determined pursuant to a Final Determination not to be entitled to be indemnified, held harmless and reimbursed pursuant to this Article IX in respect of the Third Party Claim.

(C) Third Party Claim Expenses not addressed by Section 9.5(b)(iv)(A) or Section 9.5(b)(iv)(B) shall be paid by the Person by which they were incurred.

Section 9.6 Damages and Recoveries.

(a) No Punitive Damages. Notwithstanding anything to the contrary set forth in this Agreement, no Indemnified Party shall be entitled to be indemnified, defended, held harmless or reimbursed pursuant to this Article IX in respect of, and Damages shall not include, any except to the extent awarded by a court to a third party pursuant to a Third Party Claim, punitive or exemplary damages.

(b) Insurance. In calculating the amount of any Damages, the proceeds actually received by the Indemnified Party or any of its Affiliates under any insurance policy or pursuant to any claim, recovery, settlement or payment by or against any other Person, in each case relating to the matters described in the Claim Notice, shall be deducted (net of any amounts incurred in pursuing such recovery), except to the extent that the adjustment itself would excuse, exclude or limit the coverage of all or part of such Damages. The Indemnified Party shall, use commercially reasonable efforts as required by applicable Law to recover any such insurance or other proceeds from third parties to the same extent such Indemnified Party would recover such proceeds if such Damages were not subject to indemnification hereunder. In the event that, after having complied with the preceding sentence, an Indemnified Party still has any rights against a third party with respect to any occurrence, claim or Damages that result in a payment by an Indemnifying Party under this Article IX, such Indemnifying Party shall be subrogated to such rights to the extent of such payment; provided that until the Indemnified Party recovers full payment of the Damages associated with such payment, any and all claims of the Indemnifying Party against any such third party on account of said indemnity payment are hereby expressly made subordinate and subject in right of payment to the Indemnified Party’s rights against such third party. Each Indemnified Party and Indemnifying Party shall duly execute upon reasonable written request all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights detailed herein, and otherwise reasonably cooperate in the prosecution of such claims.

(c) Taxes. In calculating the amount of any Damages with respect to the Sold Securities, there shall be deducted an amount equal to any net Tax benefit the Person claiming such Damages actually recovers as a result of such Damages. The amount of a net Tax benefit shall be the present value of the Tax benefit as of the date of any indemnification payment (using the interest rate calculation of Section 6621(a)(2) of the Code and based on the actual Tax attributes of the Person claiming such Damages) multiplied by (i) the combined effective Federal and state corporate tax rates in effect for such Person at the time of the indemnity payment or (ii) in the case of a credit, one hundred percent.

(d) Reimbursement. If an Indemnified Party recovers an amount from a third party in respect of the Damages after all or a portion of such Damages have been paid by an Indemnifying Party pursuant to this Article IX, the Indemnified Party shall promptly remit to the Indemnifying Party the excess (if any) of (i) the amount paid by the Indemnifying Party in respect of such Damages, plus the amount received from the third party in respect thereof, less (ii) the full amount of the Damages.

(e) Contingent Liabilities. No Indemnifying Party shall be liable under this Article IX in respect of any Damages which are contingent unless and until such contingent Damages become an actual Liability and are due and payable; provided that this Section 9.6(e) shall not limit the ability of any Indemnified Party to submit a Claim Notice.

(f) No Double Recovery. No Indemnified Party shall be entitled to recover more than once in respect of the same Damages (notwithstanding that such Damages may result from more than one of the occurrences specified in Section 9.3 or Section 9.4, as the case may be).

Section 9.7 Payments. The Indemnifying Party shall pay to the Indemnified Party the amount of any Damages for which it is liable hereunder, in immediately available funds, to an account specified by the Indemnified Party no later than five Business Days following any Final Determination of the claims set forth in the related Claim Notice.

Section 9.8 Minimizing and Mitigating Damages. Each Indemnified Party shall take all reasonable actions to minimize and mitigate any indemnifiable Damages.

Section 9.9 No Rights Against Nonparties. In addition to Section 9.2, this Agreement may only be enforced against, and any Proceeding, right or remedy that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against the Persons that are expressly identified as Parties in their capacities as parties to this Agreement, and no Party shall at any time assert against any Person (other than a Party) which is a director, officer, employee, stockholder, general or limited partner, member, manager, agent or Affiliate or Representative of another Party (each, a “Nonparty”), any claim, cause of action, right or remedy, or any Proceeding, relating to this Agreement or any document or instrument delivered in connection herewith or therewith. Each Party hereby waives and discharges any such claim, cause of action, right, remedy and Proceeding, and releases (and agrees to execute and deliver any instrument necessary to effectuate the release of) each Nonparty therefrom. The provisions of this Section 9.2 are for the benefit of and shall be enforceable by each Nonparty, which is an intended third-party beneficiary of this Section 9.2 in connection herewith.

ARTICLE X

TERMINATION

Section 10.1 Termination. This Agreement may be terminated and the Contemplated Transactions may be abandoned at any time prior to the Closing:

(a) by mutual written agreement of Purchaser and Seller Parent;

(b) by either Purchaser or Seller Parent, upon written notice thereof, if the Closing shall not have occurred on or prior to November 30, 2021 (as may be extended pursuant to this Section 10.1(b), the “Outside Date”) so long as the terminating party is not in material breach of its obligations under this Agreement where such material breach shall have proximately contributed to the failure of the Closing to have occurred by such date; provided, that if the Closing shall not have occurred at least five Business Days prior to such date and all of the conditions to Closing have been satisfied or shall be capable of then being satisfied, other than the conditions set forth in Section 8.1(a), Section 8.1(b), Section 8.1(c), or Section 8.1(e), the Seller Parent and the Purchaser shall each have the right, exercisable twice (in total), to extend the Outside Date for a period of three months by providing notice to the other Party; and provided, further, that if (i) the Conditions Satisfaction Date has occurred prior to the Outside Date as it may have been extended pursuant to this Section 10.1(b) and (ii) the Closing Date shall not have occurred prior to such Outside Date, then the Outside Date shall be automatically extended to the date on which the Closing is required to occur pursuant to Section 2.7;

(c) by either Purchaser or Seller Parent, upon written notice thereof, if any Order issued after the date of this Agreement permanently enjoining or otherwise prohibiting consummation of the entirety of the Contemplated Transactions shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 10.1(c) shall not be available to a Party if the breach of any covenant or agreement of this Agreement by such Party has resulted in the imposition of such Order;

(d) by Seller Parent, upon written notice to Purchaser, if there shall have been a breach by Purchaser of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Purchaser set forth in this Agreement shall have become untrue, in each case such that any condition set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied, and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, Purchaser shall not have cured such breach within 60 days after receipt of written notice thereof from Seller Parent stating Seller Parent’s intention to terminate this Agreement pursuant to this Section 10.1(d); provided that Seller Parent shall not be entitled to terminate this Agreement pursuant to this Section 10.1(d) if there has been a breach by Seller Parent of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of Seller Parent shall have become untrue, in each case such that any condition set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied; or

(e) by Purchaser, upon written notice to Seller Parent, if there shall have been a breach by Seller Parent of any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Seller Parent set forth in this Agreement shall have become untrue, in each case such that any condition set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, Seller Parent shall not have cured such breach within 60 days after receipt of written notice thereof from Purchaser stating Purchaser’s intention to terminate this Agreement pursuant to this Section 10.1(e)); provided that Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 10.1(e) if there has been a breach by Purchaser of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of Purchaser shall have become untrue, in each case such that any condition set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied.

Section 10.2 Obligations Upon Termination. If this Agreement shall be terminated pursuant to Section 10.1(a) or Section 10.1(c), then neither Party shall have any further liability or obligation to the other except as set forth in this Section 10.2. If Seller Parent or Purchaser shall have terminated this Agreement pursuant to Section 10.1(b), Section 10.1(d) or Section 10.1(e), then it is expressly understood and agreed that the terminating Party’s right to pursue all legal remedies for breach of contract and Damages also shall survive such termination unimpaired. If the Agreement is terminated, Seller Parent, on the one hand, and Purchaser, on the other hand, shall return to the other all documents and other materials received from the other Party, its Affiliates or its Representatives (including all copies or reproductions thereof in whatever form or medium, including electronic copies, or materials developed from any such documents or other materials) relating to the Contemplated Transactions, whether obtained before or after the date hereof. Notwithstanding the foregoing, the obligations of the parties under the Confidentiality Agreements and under Section 5.10, this Section 10.2, and Article XI (including any related defined terms) shall survive such termination.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by any Party to the other Party shall be in writing and (a) served by personal delivery upon the Party for whom it is intended, (b) sent by an internationally recognized overnight courier service to the Party for whom it is intended or (c) sent by email; provided that in the case of clause (c), the transmission of the email is promptly confirmed to the receiving party by telephone and is followed up within one Business Day by dispatch pursuant to one of the other methods described herein:

to Purchaser:

CAE USA Inc.

4908 Tampa West Blvd.

Tampa FL 33634

Attn: David Allmand, General Counsel

Telephone: 813-887-1424

Email: Dave.allmand@caemilusa.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

500 8th Street, NW

Washington, DC 20004

Attention: Sarah Kahn

Telephone: (202) 799-4210

Email: sarah.kahn@us.dlapiper.com

to Purchaser Parent:

CAE Inc.

8585, Ch. de la Côte-de-Liesse St-Laurent

Québec Canada H4T 1G6

Mark Hounsell, General Counsel, Chief Compliance Officer and Corporate Secretary

514 734-5779

mark.hounsell@cae.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

500 8th Street, NW

Washington, DC 20004

Attention: Sarah Kahn

Telephone: (202) 799-4210

Email: sarah.kahn@us.dlapiper.com

to Seller Parent:

L3Harris Technologies, Inc.

1025 West NASA Blvd.

Melbourne, FL 32919

Attention: Scott T. Mikuen, Esq.

Telephone: (321) 727-9125

Email: Scott.Mikuen@L3harris.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Keith A. Pagnani

          Scott B. Crofton

Telephone: (212) 558-4000

Email: pagnanik@sullcrom.com

            croftons@sullcrom.com

or to such other Person or address as has been designated in writing by the Party to receive such notice provided above. Any notice, request, instruction or other communications or document given as provided above shall be deemed given to the receiving party (x) upon actual receipt, if delivered personally, (y) on the second Business Day after deposit with an overnight courier, if sent by an overnight courier, or (z) upon confirmation of successful transmission if sent by email and followed up within one Business Day by dispatch pursuant to one of the other methods described herein. Copies to outside counsel are for convenience only and failure to provide a copy to outside counsel does not alter the effectiveness of any notice, request, instruction or other communication otherwise given in accordance with this Section 11.1.

Section 11.2 Amendment; Waiver. Any provision of this Agreement (including this Section 11.2) may be amended or waived if and only if such amendment or waiver is in writing and signed, in the case of an amendment, by each Party, or in the case of a waiver, by the Party against whom the waiver is to be effective. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

Section 11.3 No Assignment or Benefit to Third Parties.

(a) This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign any of its rights or delegate any of its obligations under this Agreement, by operation of Law or otherwise, without the prior written consent of the other Party, except that (i) either Party may assign any and all of its rights under this Agreement or any Ancillary Agreement to one or more of its wholly owned Subsidiaries (but no such assignment shall relieve such Party of any of its obligations hereunder or thereunder); and (ii) any obligation of any Party to any other Party under this Agreement or any of the Ancillary Agreements, which obligation is performed, satisfied or fulfilled completely by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party. Any attempted assignment or delegation of this Agreement not effected in accordance with this Section 11.3 shall be null and void.

(b) Each Party agrees that its respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Party and its successors and permitted assigns and this Agreement is not intended to, and does not, confer upon any Person other than the Parties and such successors and permitted assigns any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein; provided, however, that the Affiliates of each Party and its and their respective directors, officers, shareholders, partners, members, attorneys, accountants, agents, Representatives and employees and their heirs, successors and permitted assigns, shall be third party beneficiaries of, and shall be entitled to rely on, Section 9.1(a).

Section 11.4 Entire Agreement. This Agreement and the Ancillary Agreements (in each case, together with the annexes, schedules and exhibits thereto) collectively contain the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, except for the Confidentiality Agreements, which shall remain in full force and effect until the Closing and is hereby amended accordingly. No Party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein or therein. In the event of any conflict between the terms of this Agreement and the terms of any Ancillary Agreement, the terms of this Agreement shall prevail. Neither Party shall, or shall permit its respective Affiliates to, enforce or attempt to enforce, or otherwise use or introduce into evidence, the “entire agreement” clause in any Ancillary Agreement in any manner which could challenge, question or impair the validity or enforceability of this Agreement or any Ancillary Agreement, or, in each case, any terms hereof or thereof.

Section 11.5 Payments. Except as otherwise expressly provided in this Agreement, any payment to be made by one Party to the other Party in connection with this Agreement shall be made in United States dollars.

Section 11.6 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Closing occurs, all costs and expenses incurred in connection with this Agreement shall be borne by the Party incurring such costs and expenses. Purchaser shall be responsible for the payment of any filing fees required to be made in connection with filings to be made under the HSR Act and other Antitrust Laws and in respect of other Regulatory Approvals, as well as the payment of any fees required to be made pursuant to 31 C.F.R. Subpart K in connection with the filing of the Joint Notice with CFIUS.

Section 11.7 Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, including its statutes of limitations, without giving effect to any borrowing statute or applicable principles of conflicts of law to the extent that the application of the laws (including statutes of limitation) of another jurisdiction (whether of the State of Delaware or any other jurisdiction) would be required thereby.

(b) Each of the Parties agrees that: (i) it shall bring any Proceeding against any other Party in connection with, arising out of or otherwise relating to this Agreement or the Contemplated Transactions exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, it (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any objection to the laying of venue in any such Proceeding in the Chosen Courts, (C) irrevocably waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 11.1 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clause (A) through clause (D) of this Section 11.7 or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c) Each Party acknowledges and agrees that any Proceeding against any other Party which may be connected with, arise out of or otherwise relate to this Agreement or the Contemplated Transactions is expected to involve complicated and difficult issues, and therefore each Party irrevocably and unconditionally waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any such Proceeding. Each Party acknowledges and certifies that (i) no Representative of the other Parties has represented, expressly or otherwise, that such other Parties would not, in the event of any Proceeding, seek to enforce the foregoing waiver, (ii) it understands and has considered the implications of this waiver, (iii) it makes this waiver voluntarily and (iv) it has been induced to enter into this Agreement and the Contemplated Transactions among other things, the mutual waivers, acknowledgments and certifications set forth in this Section 11.7(c).

Section 11.8 Specific Performance. The Parties acknowledge and agree that the rights of each Party to consummate the Contemplated Transactions are unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or Damage would be caused for which money Damages would not be an adequate remedy, and further agree that, (a) Damages to Seller Parent or Purchaser caused by the non-occurrence of the Closing, including Damages related to reputational harm, customer or employee losses, increased costs, harm to Seller Parent or Purchaser’s business, and/or a reduction in the actual or perceived value of Seller Parent, Purchaser or any of its or their direct or indirect Subsidiaries, would be difficult or impossible to calculate, and (b) the right of specific performance is an integral part of this Agreement and without that right Seller Parent and Purchaser would not have entered into this Agreement. Therefore, the obligations of the Parties, including the Seller Parent’s obligations to, or to cause the Seller to, sell the Sold Securities to Purchaser, and Purchaser’s obligation to purchase the Sold Securities from the Seller, shall be enforceable by specific performance, and appropriate injunctive relief may be applied for and granted in connection therewith without the posting of any bond. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which a party may have under this Agreement.

Section 11.9 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction. The preceding sentence shall also apply in the event the Agreement contains any unintended gaps.

Section 11.10 Waiver of Conflicts Regarding Representations. Purchaser hereby waives, and shall cause its Affiliates (including the Sold Company after Closing) to waive, and shall not, and shall cause its Affiliates (including the Sold Company after Closing) not to, assert any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller Parent, any of its respective Affiliates, or any of their respective officers, employees or directors (any such person or entity, a “Designated Person”) in any matter involving this Agreement, the Ancillary Agreements or the Contemplated Transactions, by any legal counsel, including Sullivan & Cromwell LLP, Covington & Burling LLP, Morrison & Foerster LLP and Reed Smith LLP (“Prior Company Counsel”), currently representing any Designated Person in connection with this Agreement, the Ancillary Agreements or the Contemplated Transactions (the “Current Representation”). Without limiting the foregoing, Purchaser, on behalf of itself and its Affiliates (including the Sold Company following the Closing) agrees that, following the Closing, Prior Company Counsel may serve as counsel to any Designated Person in connection with any matters related to this Agreement, the Ancillary Agreements and the Contemplated Transactions, including any litigation, claim or obligation arising out of or relating to this Agreement, the Ancillary Agreements or the Contemplated Transactions notwithstanding any representation by Prior Company Counsel prior to the Closing, and Purchaser, on behalf of itself and its Affiliates (including the Sold Company following the Closing), hereby agrees that, in the event that a dispute arises after the Closing between Purchaser or the Sold Company, on the one hand, and any Designated Person, on the other hand, Prior Company Counsel may represent one or more Designated Persons in such dispute even though the interests of such Person(s) may be directly adverse to Purchaser or the Sold Company and even though Prior Company Counsel may have represented the Sold Company in a matter substantially related to such dispute.

Section 11.11 Non-Assertion of Attorney-Client Privilege. Purchaser hereby waives, and shall cause its Affiliates (including the Sold Company following the Closing) to waive, and shall not, and shall cause its Affiliates (including the Sold Company following the Closing) not to, assert any attorney-client privilege with respect to any attorney-client communication between any Prior Company Counsel and any Designated Person providing advice with respect to the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute between any Designated Person and one or more of Purchaser, the Sold Company and their respective Affiliates, it being the intention of the Parties that all rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by Seller Parent. Furthermore, Purchaser acknowledges and agrees that any advice given to or communication with any of the Designated Persons with respect to the Current Representation shall not be subject to any joint privilege and shall be owned solely by Seller Parent. Notwithstanding any other provision in this Agreement or the Ancillary Agreements, the portion of the books and records of the Sold Company containing any such privileged communications shall be excluded from the Transactions, and Seller Parent may, at its own expense, conduct a search and segregate and remove such privileged communications from the books and records of the Sold Company immediately prior to the Closing with no copies retained by the Sold Company. If any such privileged communications are thereafter discovered in the books and records of the Sold Company, they shall be promptly tendered to Seller Parent, without retaining copies, and Purchaser agrees (including on behalf of its Affiliates) that any applicable attorney-client privilege shall remain intact notwithstanding. Purchaser hereby acknowledges that it has had the opportunity (including on behalf of its Affiliates) to discuss and obtain adequate information concerning the significance and material risks of the waivers, permissions and other provisions of this Section 11.11, including the opportunity to consult with counsel other than Prior Company Counsel. This Section 11.11 shall be irrevocable, and no term of this Section 11.11 may be amended, waived or modified, without the prior written consent of Seller Parent and its Affiliates and Prior Company Counsel affected thereby.

Section 11.12 Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary or an Affiliate of a Party to take any action, such requirement shall be deemed to include an undertaking on the part of such Party to cause such Subsidiary or Affiliate to take such action.

Section 11.13 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

L3HARRIS TECHNOLOGIES, INC.

By:	(signed) Gregory A. Taylor
Name: Gregory A. Taylor
Title: VP Corporate Strategy and Development

[Signature Page to the Share and Asset Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

CAE USA Inc.

By:	(signed) Raymond Duquette
Name: Raymond Duquette
Title: President & General Manager

CAE Inc.

By:	(signed) Marc Parent
Name: Marc Parent
Title: President & Chief Executive Officer

[Signature Page to the Share and Asset Purchase Agreement]

Definitions

“Accounting Methodology” means (a) the accounting methods, policies, practices, principles, bases and procedures, including classification and estimation methodologies adopted, and judgements and assumptions and (b) the illustrative closing working capital calculation (the “Illustrative Closing Working Capital Calculation”), each as set forth on Exhibit 1. For the avoidance of doubt, (i) the determination of Estimated Working Capital and Closing Working Capital and the preparation of the Estimated Closing Statement and the Post-Closing Statement shall not take into account any current assets or current liabilities that are not expressly included as line items in the Illustrative Closing Working Capital Calculation and (ii) the Illustrative Closing Working Capital Calculation is merely an example calculation.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such other Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Agreement” means this Share and Asset Purchase Agreement, including the Annexes, Schedules and Exhibits hereto, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Ancillary Agreements” means the Transition Services Agreement, the Master Services Agreement, Management Agreement and the Pre-Novation Subcontract.

“Anti-Corruption Laws” means (a) the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1 et seq.), (b) the UK Bribery Act 2010 (UKBA), and (c) other applicable, material anti-corruption, anti-kickback and bribery Laws of jurisdictions in which the Business currently operates.

“Antitrust Approvals” means any filing or approval under any Antitrust Laws applicable to the Contemplated Transactions or any other notice or filing required or requested by any Governmental Entity in relation thereto.

“Antitrust Laws” means any applicable antitrust, competition or merger control Laws promulgated by any Governmental Entity.

“Applicable Authority” means, with respect to any Regulatory Approval, the Governmental Entity charged with reviewing or analyzing the related Regulatory Approvals, granting or withholding such Regulatory Approval or supervising the regulatory process with respect to such Regulatory Approval.

Annex 1-1

“Assumed Liabilities” means all Liabilities, other than the Excluded Liabilities, to the extent relating to, arising out of or in connection with the Business or the ownership or use of the Transferred Assets whether arising prior to, on or after the Closing, and whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable as of the Closing Date. Such Assumed Liabilities shall include the following:

(A) all Liabilities to the extent relating to, arising out of, or in connection with the Transferred Contracts, the Transferred Intellectual Property, the Transferred Leased Real Properties, the Transferred Bids, the operation of the Business or the ownership of the Transferred Assets, including any Environmental Liabilities, in each case regardless of whether arising prior to, on or after the Closing;

(B) all Liabilities to the extent resulting from, arising out of, or relating to products and services manufactured, sold, delivered or otherwise provided by the Business, at any time prior to, on or after the Closing Date;

(C) all Liabilities to the extent resulting from, arising out of, or relating to accounts payable and notes payable and other payables of the Business;

(D) all Liabilities incurred with respect to the Continuing Employees, whether or not incurred by the Sold Company, and regardless of whether such Liability was incurred on or after the Closing Date (except Seller Parent will retain liability with respect to Benefit Plans that are not Assumed Plans);

(E) all Liabilities to the extent relating to, arising out of, or in connection with the Labor Contracts set forth on Section 3.13(a) of the Seller Disclosure Schedule; and

(F) Liabilities for Taxes to the extent resulting from, arising out of, or relating to the operation of the Business or the ownership of the Transferred Assets on the Closing Date after the Closing.

“Assumed Plans” means, collectively, the Benefit Plans (a) that are sponsored by the Sold Company, (b) that will be transferred to Purchaser or any of its Affiliates by operation of Law, (c) set forth on Section 3.9(a) of the Seller Disclosure Schedule, or (d) that are transferred to the Purchaser or any of its Affiliates pursuant to Article VI.

“Base Purchase Price” means an amount equal to $1,050,000,000.00.

“Benefit Plan” means each benefit or compensation plan as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and any other contract, policy, arrangement or other obligation, including prerequisite programs, bonuses, deferred compensation, equity-based arrangements, or any employment, termination, retention, change in control or severance agreement, plan, program, policy or arrangement, in each case, which is sponsored or maintained, or required to be contributed to, or with respect to which any potential liability is borne by the Sold Company or is sponsored or maintained on behalf of or made available to the Business Employees, excluding any statutorily required benefits and any plans sponsored by a Governmental Entity pursuant to applicable Law.

Annex 1-2

“Books and Records” means all books, ledgers, files, reports, plans, records, manuals and other materials (in any form or medium) Related to the Business, but excluding any such items to the extent (a) they are included in or primarily related to any Excluded Assets or Excluded Liabilities (for the avoidance of doubt, including Excluded Books and Records), (b) any Law prohibits their Transfer, or (c) any Transfer thereof otherwise would subject Seller Parent or its Subsidiaries to any material liability.

“Business” means Seller Parent’s military aviation training business (including the AMI business) operated within its Link Training and Simulation division of its Military Training sector of its Aviation Systems segment, as conducted by the Seller Parent through the Seller and the Sold Company immediately prior to the Closing.

“Business Day” means any day which is not a Saturday, Sunday or a day on which banking institutions in the State of Florida or New York, New York are authorized by Law to close.

“Business Employees” means the Sold Company Business Employees and the Seller Business Employees.

“Business IP” means all Intellectual Property owned by the Sold Company and the Transferred Intellectual Property.

“Business IT Assets” means all IT Assets owned by the Seller, to the extent Related to the Business, and by the Sold Company.

“Cash” means the aggregate of all cash, cash equivalents, bank deposits, investment accounts, lockboxes, certificates of deposit, bank accounts, other deposits, marketable securities and other similar items (including deposits in transit), in each case, as of the Effective Time and of the Sold Company, calculated in accordance with the Accounting Methodology.

“CFIUS Approval” means a written notice from CFIUS that it has concluded all action under Section 721 and there are no unresolved national security concerns with respect to the Transaction, or if CFIUS has sent a report to the President of the United States requesting the President’s decision with respect to the Transaction, then (i) the President shall have announced a decision not to take any action to suspend or prohibit the Transaction or (ii) the President shall not have taken any action after 15 days from the date the President received such report from CFIUS.

“Chosen Courts” means any state court sitting in New Castle County, Delaware (including the Delaware Chancery Court) and any federal courts of the United States of America located in the State of Delaware, including any appellate court from any thereof.

“Closing Indebtedness” means the aggregate of all Indebtedness as of the Effective Time of the Sold Company on a combined basis as of immediately prior to the Closing calculated in accordance with the Accounting Methodology and without duplication.

“Closing Net Cash” means an amount, which may be positive or negative, equal to (a) Cash less (b) Closing Indebtedness.

“Closing Working Capital” means an amount, which may be positive or negative, equal to Closing Working Capital Assets less Closing Working Capital Liabilities.

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“Closing Working Capital Assets” means the sum of the line items of current assets of (a) the Sold Company and (b) the Business included in the Transferred Assets (and only those line items) set forth in the Illustrative Closing Working Capital Calculation under the heading “Working Capital Assets”, on a combined basis, as of the Effective Time, in each case calculated in accordance with the Accounting Methodology; provided, however, that in no event will Closing Working Capital Assets include any (i) Cash, or (ii) any deferred Tax assets.

“Closing Working Capital Liabilities” means the sum of the line items of current liabilities of (a) the Sold Company and (b) the Business included in the Assumed Liabilities (and only those line items) set forth in the Illustrative Closing Working Capital Calculation under the heading “Working Capital Liabilities”, on a combined basis, as of the Effective Time, in each case calculated in accordance with the Accounting Methodology; provided, however, that in no event will Closing Working Capital Liabilities include (i) any amounts that constitute Closing Indebtedness, or (ii) any deferred Tax liabilities.

“Code” means the United States Internal Revenue Code of 1986.

“Confidentiality Agreements” means the confidentiality agreement between Seller Parent and Purchaser, dated January 25, 2021, and the clean team agreement between Seller Parent and Purchaser, dated February 10, 2021, each as amended, supplemented or modified from time to time.

“Consent” means any consent, license, permit, waiver, approval, authorization or order of, or filing or registration with, or notification to, any Person that is not a Governmental Entity or an Affiliate of Seller Parent or Purchaser.

“Consent Agreement” means that certain Consent Agreement with the DDTC Bureau of Political Military Affairs, U.S. Department of State, dated as of September 19, 2019.

“Contemplated Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements, including (a) the execution, delivery and performance of this Agreement and the Ancillary Agreements and (b) the Transactions.

“Continuing U.S. Employee” means any Continuing Employee who is employed by the Sold Company or any of its Affiliates following the Closing that is organized in the United States following the Closing Date.

“Contract” means any contract, agreement, lease, easement, license, sales order, purchase order, or any other contractual or quasi-contractual obligation, commitment or understanding, whether oral or written, other than any (a) Permit, (b) Consent, or (c) Benefit Plan.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social or physical distancing, shutdown, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any industry group, nationally or internationally recognized organization or any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.

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“Damages” means damages, losses, penalties, fines, costs, interest, expenses (including reasonable and documented out-of-pocket fees and expenses of attorneys and advisors), settlement payments, awards, judgments, fines and penalties.

“DCSA Approval” means written acknowledgement from DCSA that it has accepted the FOCI Mitigation Plan for Purchaser to operate the Business.

“DDTC” means the Directorate of Defense Trade Controls.

“DDTC Notices” means a notification to the DDTC at least 60 days prior to the Closing of Seller Parent’s intent to sell the Business to Purchaser, pursuant to Paragraph (5) of the Consent Agreement and any required notice pursuant to Section 122.4 of the International Traffic in Arms Regulations (“ITAR”), 22 C.F.R. Parts 120-130.

“Divestiture Action” means any of the following actions: (a) agreeing to sell, divest or otherwise convey or hold separate any particular assets or categories of assets or businesses of Purchaser or any of its Affiliates or of the Business contemporaneously with or subsequent to the Closing, including terminating existing relationships, contractual rights or obligations of Purchaser or its Affiliates or of the Business or creating any relationship, contractual right or obligation of Purchaser or its Affiliates or of the Business; or (b) entering into agreements or stipulating to the entry of any Order by, or filing any applications with, any Governmental Entity in connection with any of the foregoing.

“Encumbrance” means any lien, pledge, charge, claim, security interest, option, mortgage, easement, restrictive covenant, right of first offer or right of first refusal, title defect or encumbrance.

“Environment” means soil, land surface and subsurface strata, surface waters, ground waters, drinking water supply, stream sediments, ambient air (including indoor air), buildings and structures (whether above or below ground), plant and animal life and any other environmental medium or natural resource.

“Environmental Law” means any Law relating to (a) the protection of the Environment or the use, storage, recycling, treatment, generation, transportation, processing, handling, management, release or disposal of, any Hazardous Substance, or (b) the environmental aspects of worker health and safety.

“Environmental Liabilities” means all Liabilities, Proceedings and Damages resulting from, arising out of, or relating to any violation of, or Liability under any applicable Environmental Law, any exposure of any Person to any Hazardous Substance or any obligation under any applicable Environmental Law.

“Equity Securities” means (a) any shares, interests, participations or other equivalents (however designated) of capital stock or registered capital or in the capital of a corporation, (b) any ownership interests in a Person other than a corporation, including

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membership interests, partnership interests, joint venture interests and beneficial interests, and (c) any warrants, options, convertible or exchangeable securities, subscriptions, rights (including any rights of first refusal, preemptive or similar rights), calls or other rights to purchase or acquire any of the foregoing.

“ERISA” means the United States Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Seller Parent or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

“Estimated Closing Statement” means a written statement delivered pursuant to Section 2.11(a), as may be revised to the extent Seller Parent and Purchaser mutually agree in writing to any revisions with respect thereto prior to the Closing, setting forth Seller Parent’s good-faith calculations of the Estimated Purchase Price in accordance with the Accounting Methodology, that shall take into account, and set forth as separate line items, all items establishing the basis for such calculations, in each case, as of the Effective Time, including (a) Seller Parent’s itemized good faith calculation of (i) Closing Working Capital (such estimate, “Estimated Working Capital”), and (ii) the Closing Net Cash (such estimate, “Estimated Net Cash”) and (b) the calculation of the Estimated Purchase Price as a result of the estimates described in the foregoing clause (a).

“Estimated Purchase Price” means an amount equal to the sum of:

(A) Base Purchase Price; plus

(B) the Estimated Net Cash; plus

(C) the amount, if any, by which the Estimated Working Capital exceeds the Target Working Capital Upper Limit; minus

(D) the amount, if any, by which the Target Working Capital Lower Limit exceeds the Estimated Working Capital.

“Excluded Books and Records” means (a) all records which relate in whole or in part to Taxes or accounting (including Tax Returns), (b) all records relating to the employees of Seller or any of its Subsidiaries (other than the Business Employees), including personnel, employment and medical records, (c) all records relating to or used in the business of Seller and (i) not located at the Transferred Real Property or (ii) not Related to the Business, (d) any documents, papers and other records the confidentiality of which is protected, or the transfer of which is prohibited, by applicable Law, (e) any documents, papers and other records (including any minutes or summaries of executive meetings and strategy papers) relating to evaluating, negotiating or implementing the Transactions and (f) the corporate charter, seal, minute books, stock record books and other similar documents relating to the organization, maintenance and existence of Seller and its Subsidiaries.

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“Excluded Employees” shall mean the individuals identified as such on Section 6.1(a) of the Seller Disclosure Schedule.

“Excluded Liabilities” means any Liabilities of Seller Parent or any of its Subsidiaries (other than the Sold Company), other than the Assumed Liabilities. Such Excluded Liabilities shall include the following:

(a) Liabilities of Seller Parent or its Subsidiaries (other than those of the Sold Company) for Taxes to the extent resulting from, arising out of, or relating to the operation of the Business or the ownership of the Transferred Assets on or prior to the Closing Date;

(b) all Liabilities to the extent resulting from, arising out of, or relating to the Excluded Assets;

(c) all liabilities resulting from, arising out of or relating to Benefit Plans that are post-retirement medical or other welfare plans or defined benefit plans whether or not maintained in the United States, and any other Benefit Plan not explicitly assumed other than the Assumed Liabilities and except as otherwise provided in Article VI;

(d) all Liabilities for which Seller Parent or its Subsidiaries (other than the Sold Company) are expressly made responsible pursuant to this Agreement or any Ancillary Agreement; and

(e) all Indebtedness of Seller Parent or its Subsidiaries (other than the Sold Company).

“Excluded Seller Leased Property” means those assets or rights not included in the Transferred Assets that are to be leased, licensed or otherwise provided by Seller and/or any of its Affiliates to Purchaser and/or any of its Affiliates pursuant to this Agreement and the Ancillary Agreements.

“Final Closing Statement” means the Post-Closing Statement that is deemed final in accordance with Section 2.11(b)(iii) or the Post-Closing Statement resulting from the determinations made by the Accountant in accordance with Section 2.11(b)(vi), as applicable.

“Final Determination” means an occurrence where (a) the parties to the dispute have reached an agreement in writing, (b) a court of competent jurisdiction shall have entered a final and non-appealable Order or judgment or (c) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the parties have agreed to submit thereto.

“Final Purchase Price” means an amount equal to the sum of:

(A) Base Purchase Price; plus

(B) the Closing Net Cash; plus

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(C) the amount, if any, by which the Closing Working Capital exceeds the Target Working Capital Upper Limit; minus

(D) the amount, if any, by which the Target Working Capital Lower Limit exceeds the Closing Working Capital.

“Foreign Investment Approval” means all consents, approvals, clearances, permissions, waivers and/or filings under any Foreign Investment Law, or associated regulations or practices applied by any Governmental Entity.

“Foreign Investment Laws” means any law that provides for the review, clearance or notification of transactions on grounds of national security or other national or public interest.

“Fraud” means actual common law fraud under the laws of the State of Delaware with respect to the making of the representations and warranties in Article III and Article IV, or any certificate delivered in connection with this Agreement that involves, in each case, a knowing and intentional misrepresentation therein (by Seller Parent, with respect to Article III, and by Purchaser, with respect to Article IV) with the intent that the other party relies thereon and does not include claims based on constructive knowledge, negligent or reckless misrepresentation or similar theories.

“GAAP” means generally accepted accounting principles in the United States. “Government Bid” means, solely to the extent Related to the Business, any currently outstanding written bid, proposal, offer or quote for supplies, services or construction, whether solicited or unsolicited, made by Seller or any of its Subsidiaries, and any amendment, modification or supplement thereto that is outstanding and in effect, which is intended by Seller or such Subsidiary of Seller to result in a Government Contract.

“Government Contract” means, solely to the extent Related to the Business, (a) any material Contract between Seller or any of its Subsidiaries, on the one hand, and a Governmental Entity, on the other hand or (b) any material subcontract, teaming agreement, joint venture agreement, basic ordering agreement, letter contract or other written binding arrangement by which Seller or any of its Subsidiaries has agreed to provide goods or services to a prime contractor, to a Governmental Entity or to a higher-tier subcontractor the period of performance for which, with regard to each of clauses (a) and (b), has not expired or been terminated or closed out. For purposes hereof, a task, purchase, delivery, change or work order under a Government Contract will not constitute a separate Government Contract but will be part of the Government Contract to which it relates.

“Governmental Entity” means (a) any federal, state, provincial or local government or any political subdivision thereof in the United States or other jurisdiction, (b) any entity, agency, authority or body exercising executive, legislative, judicial, regulatory or administrative functions in any jurisdiction, and (c) any supranational organization of sovereign states exercising such functions for such sovereign states.

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“Hazardous Substance” means any substance that is listed, defined, designated or classified as hazardous, toxic or a pollutant under applicable Environmental Law, including petroleum products and byproducts, asbestos-containing material, per- and polyfluoroalkyl substances, toxic mold, 1,4 dioxane, polychlorinated biphenyls and lead-containing products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“HSR Act Clearance” means (a) the waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act has expired or been terminated and (b) any timing agreement(s) with the Federal Trade Commission and/or the Antitrust Division of the Department of Justice pursuant to the HSR Act applicable to the consummation of the Transactions (if any) has expired or otherwise does not prohibit consummation of the Transactions.

“Illustrative Closing Working Capital Calculation” means the illustrative closing working capital calculation set forth in the Accounting Methodology.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money; (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of others for borrowed money secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property owned or acquired by such Person, whether or not the obligation secured thereby has been assumed; (d) all guaranties by such Person of obligations of others for borrowed money; (e) all obligations under leases recorded as a capital or finance lease in the Financial Information (excluding any obligations associated with leases classified as operating leases in the Financial Information); and (f) if such Person is Seller or any of its Subsidiaries, solely to the extent Related to the Business, all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit, guaranties and performance bonds, in each case solely to the extent payments have been made (and not repaid) in respect of such letters of credit, guaranties or performance bonds. For the avoidance of doubt, Indebtedness shall not include (i) trade payables, (ii) any obligations under any performance bond or letter of credit to the extent undrawn or uncalled, (iii) any amounts included in the calculation of Closing Working Capital Liabilities in the determination of Closing Working Capital, (iv) any Intercompany Account, (v) obligations described in any of clauses (a) to (e) above to the extent such obligations are to be released in connection with the Closing, (vi) Excluded Liabilities or (vii) any Indebtedness incurred by Purchaser and its Affiliates.

“Intellectual Property” means all rights in or to the following, anywhere in the world: (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing and all renewals of same, and all goodwill associated therewith and symbolized thereby (collectively, “Trademarks”); (b) patents, patent applications and registrations, design patents and other patent rights, including all divisions, continuations, continuations-in-part, renewals, reissues, extensions, certificates of reexamination, utility models and supplementary protection certificates (collectively, “Patents”); (c) trade secrets, confidential information and know-how, including unpatented inventions, processes, schematics, algorithms, business methods, formulae, drawings, prototypes, models and designs (collectively, “Trade Secrets”); (d) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, all registrations and applications therefor, and all renewals,

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extensions, restorations and reversions thereof; (e) rights in computer software (including all source code and object code), data and documentations; (f) the right to sue and collect damages for all past, present and future infringement of any rights in any of the foregoing; and (g) any other similar intellectual property rights.

“Intercompany Accounts” means any Indebtedness, account payable, or account receivable between Seller Parent and any of its Subsidiaries, on the one hand, and the Sold Company or a business unit or division with the Seller that is Related to the Business and that is treated as if it were a separate legal entity for accounting purposes, on the other hand.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means information technology assets, including computers, software, servers, workstations, routers, hubs, switches, and data communications lines. For clarity, “IT Assets” excludes any Intellectual Property.

“Knowledge” or any similar phrase means, in respect of Seller Parent, the actual knowledge of those individuals listed on Section 1.1(a) of the Seller Disclosure Schedule, after reasonable inquiry of their direct reports, or in respect of Purchaser, the actual knowledge of Mark Hounsell, Dan Gelston, Ray Duquette and Bruce McConnell, after reasonable inquiry of their direct reports; provided, however, that, with respect to matters related to Intellectual Property, such reasonable inquiry does not require the Seller Parent or any of the foregoing individuals to perform any clearance searches, seek any freedom to operate or other legal opinions or otherwise conduct any similar investigations with respect to any third party Intellectual Property.

“Labor Contract” means each letter of assent, memorandum of agreement or labor Contract entered into with a labor union, works council or like organization governing the terms and conditions of employment of any Business Employee.

“Law” means any law, common law, statute, ordinance, rule, regulation, code, Order, judgment, injunction or decree enacted, issued, promulgated, enforced or entered by a Governmental Entity.

“Leased Real Property” means the material real property that is the subject of the Transferred Leases or otherwise set forth on Section 1.1(b) of the Seller Disclosure Schedule.

“Liabilities” means any and all debts, liabilities, guarantees, assurances, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, due or to become due, determined, determinable or otherwise, whenever or however arising (including whether arising out of any contract or tort based on negligence or strict liability).

“Management Agreement” means that form of aeronautical fixed services use agreement in all material respects in the form attached hereto as Exhibit 5.

“Master Services Agreement” means the master services agreement in all material respects in the form attached hereto as Exhibit 3.

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“Material Adverse Effect” means a material adverse effect on the assets, liabilities, financial condition or results of operations of the Business, taken as a whole; provided, however, that, except as expressly set forth below, none of the following, and no change, effect, event, occurrence or development (each, a “Change”) resulting from or arising out of the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred:

(A) Changes in the economy or financial, debt, credit or securities markets generally in the United States or elsewhere, including (i) any disruptions of any of the foregoing markets, (ii) any changes in interest or exchange rates and (iii) any changes in the price of any security, commodity, contract or index;

(B) Changes generally affecting the industries in the United States or elsewhere in which the Business operates;

(C) Changes or proposed Changes in GAAP or other accounting standards or interpretations thereof or in any Law of general applicability or regulatory or legal conditions (including any governmental or quasi-governmental action, including COVID- 19 Measures, taken in connection with any epidemic (including COVID-19), mass infection) or interpretations thereof;

(D) any Changes resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, military or police actions, cyber-attacks or the continuation, worsening or escalation of any of the foregoing in any country or region in the world (whether perpetrated or encouraged by a state or non-state actor or actors), or any outbreak of illness or other public health event or epidemic (including COVID-19), or any other national or international calamity or crisis, whether or not caused by any Person; any Changes resulting from any hurricane, flood, superstorm, tornado, earthquake or other weather or natural disasters or any other similar force majeure event;

(E) any Changes resulting from any national, international or any foreign or domestic regional economic, financial, trade-based, social or political conditions, relationships or policies or events in general (including changes therein), including those relating to or arising out of any elections or referenda and including the potential or actual departure or withdrawal, or any statements or other proclamations of public officials;

(F) the effect of seasonal Changes on the assets, liabilities, results of operations or financial condition of the Business;

(G) any failure by the Business to meet any internal or published projections, forecasts, estimates or predictions of revenues, earnings, cash flow or cash position or other financial, accounting or operating measures or metrics (whether such projections, forecasts, estimates or predictions were made by Seller Parent or any of its Subsidiaries or by independent third parties) for any period; provided that the exception in this clause (G) shall not prevent or otherwise affect a determination that any underlying Change that is the cause of such failure has resulted in a Material Adverse Effect;

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Contractual undertaking redacted for confidential- lity reasons.

(H) any Changes in the relationship of the Business, contractual or otherwise, with customers, Governmental Entities, employees, suppliers, distributors, financing sources, labor unions, partners or other Persons or any Changes relating to, arising out of or attributable to the announcement, pendency, performance or consummation of this Agreement or the Contemplated Transactions, or the identity of, plans or intentions of, or facts or circumstances relating to Purchaser and its Affiliates;

(I) any Change resulting from the failure of any Government Bid to result in a Government Contract, any protest initiated by any third party with respect to any Government Bid or Government Contract of Seller or any of its Subsidiaries, the failure of any protest relating to a Government Bid or Government Contract initiated by Seller or any of its Subsidiaries or the failure to be awarded task orders under Government Contracts;

(J) any Change resulting from the failure of any Governmental Entity to fund all or any portion of any project of Seller or any of its Subsidiaries or any Government Contract to which Seller or any of its Subsidiaries is a party or relating to any Government Bid initiated by Seller or any of its Subsidiaries;

(K) the failure of the U.S. federal government to adopt a budget for a fiscal year, the extension of any effective continuing resolution under which the U.S. federal government is operating or the shutdown of the U.S. federal government upon expiration of any continuing resolution;

(L) any Proceeding relating to or arising out of this Agreement or the Contemplated Transactions;

(M) any Change in the creditworthiness or condition (financial or otherwise) of any customer or other commercial counterparty of the Business;

(N) the availability or cost of equity, debt or other financing to Purchaser;

(O) any Change related to Purchaser or its Affiliates; or

(P) any actions taken or omitted to be taken by Seller Parent or any of its Subsidiaries or by the Business that are required to be taken or omitted to be taken by this Agreement.

provided, however, that with respect to clauses (A), (B), (C), (D), (E) or (K), such Change shall be taken into account in determining whether a “Material Adverse Effect” has occurred or is occurring, but only if and to the extent it materially and disproportionately affects the Business, taken as a whole, relative to other companies of similar size operating in the industry in which the Business operates (in which case only the incremental disproportionate impact may be taken into account and then only to the extent otherwise permitted by this definition).

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“Non-U.S. Benefit Plans” means Benefit Plans that are maintained primarily for the benefit of Business Employees outside of the United States.

“OFAC” means the U.S. Treasury Department, Office of Foreign Assets Control. “Open Source Materials” means any software that is distributed as “open source software” or that otherwise requires as a condition of its use, modification or distribution that it, or other software into which such software is incorporated, integrated or with which such software is combined or distributed or that is derived from or linked to such software, be disclosed or distributed in source code form, delivered at no charge or be licensed, distributed or conveyed under the same terms as such contract (including software licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, Microsoft Shared Source License, Common Public License, Artistic License, Netscape Public License, Sun Community Source License (SCSL), Sun Industry Standards License (SISL), Apache License and any license approved by the Open Source Initiative and listed at http://www.opensource.org).

“Order” means any order, writ, judgment, award, injunction or decree of any Governmental Entity, arbitrator or arbitral tribunal.

“Ordinary Course” means, with respect to Seller Parent and its Subsidiaries, the conduct of the Business in accordance with Seller Parent’s and its Subsidiaries’ day-to-day customs, practices and procedures.

“Organizational Documents” means, (a) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (d) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Owned Real Property” means the Transferred Owned Real Property and the Sold Company Owned Real Property.

“Owned Software” means any and all software owned or purported to be owned by the Sold Company (including all source code and object code).

“Parties” means Purchaser and Seller Parent.

“Period End Rate” means with respect to currency conversion for each country or territory, (a) to the extent that such conversion is calculated as of an accounting period-end of Seller Parent, the currency conversion rate used by Seller Parent for financial reporting, generally

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as reported by Bloomberg on the Tuesday prior to the last day of the accounting period of Seller Parent, and (b) to the extent such conversion is calculated other than as of an accounting period-end of Seller Parent, the currency conversion rate used by Seller Parent for financial reporting, generally as reported by Bloomberg on the calendar day prior to the Closing Date.

“Permit” means any consent, license, permit, action, waiver, approval, authorization, certificate, registration or filing issued by, obtained from or made with a Governmental Entity.

“Permitted Encumbrances” means (a) Encumbrances to the extent specifically reflected or specifically reserved against or otherwise disclosed in the Financial Information; (b) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, builders’ or repairmen’s liens or other similar common law or statutory Encumbrances arising or incurred in the Ordinary Course; (c) liens for Taxes, assessments and other governmental charges not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves have been set aside in accordance with GAAP to the extent such action was required as of the Most Recent Balance Sheet Date; (d) with respect to real property, (i) minor imperfections of title, encroachments, conditions, encumbrances, covenants, reservations of rights, easements, rights of way and restrictions, if any, that would not have a Material Adverse Effect, (ii) zoning, entitlements, building, subdivision or other land use Laws or other similar requirements or restrictions, (iii) any Encumbrance which a reputable title insurance company would be willing to omit as an exception, or affirmatively insure, in its title insurance policy for the applicable parcel of real property or any condition that may be shown by a current and accurate survey, or that would be apparent as part of a physical inspection, of the applicable parcel of real property and (iv) any right, title or interest of a lessor, sublessor or licensor, or any Encumbrance to which the fee simple interest, or any superior leasehold interest, is subject to the extent set forth on Section 3.17 of the Seller Disclosure Schedule or in any Transferred Contract made available to Purchaser; (e) deed restrictions limiting the use of real property to commercial, industrial or non-residential uses in each case that are consistent with such real property’s present use; (f) licenses, covenants not to assert or other rights under Intellectual Property or IT Assets granted by the Seller or any of its Subsidiaries; (g) Encumbrances of record that, with respect to real property, are specified on copies of title insurance policies or title reports provided to Purchaser prior to the date of this Agreement; (h) Encumbrances in Purchaser’s favor arising out of this Agreement or any Ancillary Agreement; (i) immaterial non-monetary Encumbrances incurred in the Ordinary Course; (j) Encumbrances that will be discharged prior to or in conjunction with the Closing; (k) purchase money Encumbrances, Encumbrances arising under conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course or that arose or were created in the Ordinary Course; and (l) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good-faith deposits in connection with bids, tenders, contracts or leases, or deposits to secure public or statutory obligations or to secure customs or appeal bonds to which such entity is a party, in each case incurred or made in the Ordinary Course.

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a Governmental Entity, a trust or other entity or organization.

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“Post-Closing Adjustment Amount” means the amount, which may be positive or negative, equal to the Final Purchase Price minus the Estimated Purchase Price.

“Post-Closing Statement” means the written statement delivered pursuant to Section 2.11(b)(i) setting forth Purchaser’s good-faith calculations of the Final Purchase Price and the Post-Closing Adjustment Amount in accordance with the Accounting Methodology, that shall take into account, and set forth as separate line items, all items establishing the basis for such calculations, in each case, as of the Effective Time, including (a) Purchaser’s itemized good faith calculation of (i) the Closing Working Capital, and (ii) the Closing Net Cash, (b) the resulting calculation of the Final Purchase Price assuming the accuracy of the estimates described in the foregoing clause (a) and (c) the resulting amount of the adjustment(s), if any, to the Estimated Purchase Price calculated in accordance with Section 2.11.

“Pre-Closing Tax Period” means any taxable period ending at or before the Effective Time.

“Proceeding” means any civil, criminal or administrative claim, hearing, action, arbitration, litigation, suit, demand, investigation or other proceeding.

“Purchaser Ancillary Counterparty” means Purchaser or any Affiliate of Purchaser contemplated to be a party to an Ancillary Agreement.

“Purchaser Fundamental Representations” means the representations and warranties made by Purchaser in Section 4.1 (Organization and Qualification) (first sentence only), Section 4.2 (Authorization), 0 (Availability of Funds), Section 4.7 (Solvency) and Section 4.8 (Brokers).

“Purchaser Government Contract” means (a) any Contract including an individual task order, delivery order, purchase order, or blanket purchase agreement between Purchaser or its Affiliates and a Governmental Entity or (b) any subcontract, teaming agreement, joint venture agreement, basic ordering agreement, letter contract or other binding arrangement by which Purchaser or any of its Affiliates has agreed to provide goods or services to a prime contractor, to a Governmental Entity or to a higher-tier subcontractor.

“Purchaser Material Adverse Effect” means any Change that would prevent or materially impede the performance by Purchaser of its obligations under this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby.

“Real Property Leases” means Contracts pursuant to which the Seller, the Sold Company or any of their respective Affiliates subleases or licenses, or is granted a right to use or occupy the Leased Real Property, including all amendments, modifications and supplements thereto.

“Registered Business IP” means any Business IP that is issued by, registered with, renewed by or the subject of a pending application before any Intellectual Property registrar, including any patent or trademark office or Internet domain name registrar.

Annex 1-15

“Related to the Business” means primarily related to, or used primarily in connection with, the Business as conducted by the Seller and its Affiliates prior to the Closing.

“Representative” means, with respect to a Person, the directors, managers, partners, members, officers, employees, agents, advisors (including attorneys, accountants, consultants, bankers and financial advisors) or other authorized representatives of such Person or any of its Affiliates.

“Sanctions Lists” means the Specially Designated Nationals and Blocked Persons list administered by OFAC, the Sectoral Sanctions Identifications list administered by OFAC, the Entity List administered by the Bureau of Industry and Security (“BIS”), the Unverified List administered by BIS, the Denied Persons List maintained by BIS, the Debarred Parties list administered by DDTC, and all other sanctions lists administered by OFAC, BIS, DDTC, the U.S. Department of the Treasury, the U.S. Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority.

“SEC” means the United States Securities and Exchange Commission. “Securities Act” means the United States Securities Act of 1933.

“Seller Business Employees” means each employee of Seller Parent and its Subsidiaries (excluding the Sold Company) who is (a) primarily engaged in the Business, or (b) otherwise agreed by Seller Parent and Purchaser to be classified as an employee of the Business.

“Seller Disclosure Schedule” means the disclosure schedule referring to this Agreement as attached to this Agreement.

“Seller Fundamental Representations” means the representations and warranties made by Seller Parent contained in Section 3.1 (Organization and Qualification) (first and second sentence only), Section 3.2 (Authorization), Section 3.3 (Capitalization of the Sold Company) and Section 3.20 (Brokers).

“Seller Owned Software” means software that has been developed, created or otherwise acquired by Seller or any of its Subsidiaries (other than the Sold Company).

“Seller Retirement Plan” means each of the L3Harris Technologies, Inc. Retirement Savings Plan (RSP) and the L3Harris Technologies, Inc. Excess Retirement Savings Plan (ERSP), each as amended from time to time.

“Sold Company Business Employee” means each employee of the Sold Company.

“Sold Company Owned Real Property” means the real property owned by Sold Company, located at (a) 3670 Rebecca Lane, Colorado Springs, Colorado, and (b) 1 William White Blvd., Pueblo, Colorado.

Annex 1-16

“Solvent” means, when used with respect to any Person, that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors and (ii) the amount that will be required to pay the probable liabilities of such Person as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities as they mature.

“Straddle Period” means any taxable period that begins prior to and ends following the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Target Working Capital Lower Limit” means an amount equal to $33,100,000.

“Target Working Capital Upper Limit” means an amount equal to $35,100,000.

“Tax Contest” means an audit, investigation, examination, claim, appeal, dispute or controversy relating to Taxes.

“Taxes” means any United States or foreign, federal, state or local income, gross receipts, sales, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, escheat, unclaimed property, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, use, transfer, value added, alternative or add-on minimum, estimated or other tax, including any interest, penalty, or addition thereto.

“Tax Returns” means all reports, returns, declarations, computations, forms, statements or other information required to be supplied to a Governmental Entity with respect to any Tax (and any attachments thereto or amendment thereof) including any information return, claim for refund, estimated tax return, advance tax return, self-assessments, amended withholding tax return, amended return or declaration of estimated Tax.

“Transfer” means to sell, assign, transfer, convey and deliver.

“Transfer Tax” means all federal, state, local or foreign or other excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes and fees that may be imposed or assessed as a result of the Transactions, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Transferred Contracts” means all Contracts (other than this Agreement, the Ancillary Agreements, and those Contracts governing Excluded Seller Leased Property) that are Related to the Business.

Annex 1-17

“Transferred Intellectual Property” means the Transferred Patents, the Transferred Trademarks and the Transferred Other Intellectual Property (for clarity, excluding all Intellectual Property (including software) licensed by Seller and its Affiliates to Purchaser, Sold Company or their respective Affiliates under the Ancillary Agreements).

“Transferred Other Intellectual Property” means all Intellectual Property (other than Patents and Trademarks), including all Transferred Software, Related to the Business.

“Transferred Patents” means only the Patents set forth in Section 2.2(i) of the Seller Disclosure Schedule.

“Transferred Real Property” means (a) the Leased Real Property and (b) the Owned Real Property.

“Transferred Software” means all Seller Owned Software Related to the Business (including all source code and object code).

“Transferred Trademarks” means only the Trademarks set forth in Section 2.2(i) of the Seller Disclosure Schedule.

“Transition Services Agreement” means the transition services agreement in all material respects in the form attached hereto as Exhibit 2.

“U.S. Business Employee” means any Business Employee employed by the Sold Company, Seller Parent or any of its Affiliates that is organized in the United States.

“U.S. On-Leave Employees” means any U.S. Business Employees absent from employment due to an authorized or protected leave of absence (including, but not limited to, a leave of absence due to short-term or long-term disability with the right to return to employment following expiration of such absence under applicable Law).

“Welfare Plan” means any welfare plan, as defined in Section 3(1) of ERISA (whether or not subject to ERISA).

TERM	SECTION
Accountant	Section 2.11(b)(iv)
Agreement	Preamble
Alternative Financing	Section 5.8(b)
Balance Sheet	Section 3.6(a)
BIS	“Sanctions Lists” definition
Business Claims	Section 5.21
Business Guarantees	Section 5.19
CFIUS	Section 3.4
Change	“Material Adverse Effect” definition
Claim Notice	Section 9.5(a)
Closing	Section 2.7
Closing Date	Section 2.7

Annex 1-18

Contractual undertaking redacted for confidentiality reasons.

TERM	SECTION
Section 5.26(a)
COBRA	Section 6.9
Conditions Satisfaction Date	Section 2.7
Continuing Employee	Section 6.1
CSA	Section 5.22
Current Representation	Section 11.10
DCSA	Section 3.4
Deposits	Section 2.2(j)
Designated Person	Section 11.10
Disputed Items	Section 2.11(b)(iv)
Effective Time	Section 2.7
Estimated Net Cash	“Estimated Closing Statement” definition
Estimated Working Capital	“Estimated Closing Statement” definition
Excluded Assets	Section 2.3
FAR	Section 5.4(a)
FCC	Section 5.5(d)(i)
FCC Approval	Section 5.5(d)(ii)
FCC Licenses	Section 5.5(d)(i)
EDI Arrangement	Section 3.17(d)
Final Allocation	Section 2.12(a)
Financial Information	Section 3.6(a)
Financing	Section 4.6
Financing Failure Event	Section 5.8(b)
FOCI	Section 3.4
FOCI Mitigation Plan	Section 5.5(c)
Foreign Interests	Section 4.13(c)
Government Prime Contracts	Section 5.4(a)
Group Policy	Section 5.21
Guarantee	Section 5.27(a)
Indemnified Party	Section 9.5(a)
Indemnifying Party	Section 9.5(a)
Independent Accountant	Section 2.11(b)(iv)
Insolvency and Equity Exceptions	Section 3.2
Insurance Policies	Section 3.19
ITAR	“DDTC Notices” definition
Joint Notice	Section 3.4
Material Contract	Section 3.14(a)
Material Government Bids	Section 3.15(a)(ii)
Material Government Contracts	Section 3.15(a)(i)
Most Recent Balance Sheet Date	Section 3.6(a)
New FCC Licensee	Section 5.5(d)(i)
NISPOM	Section 3.4

Annex 1-19

TERM	SECTION
Nonparty	Section 9.9
Notice of Objection	Section 2.11(b)(iii)
Novation Agreement	Section 5.4(a)
Obligations	Section 5.27(a)
Outside Date	Section 10.1(b)
PII	Section 5.5(b)(ii)
Patents	“Intellectual Property” definition
PILOT Arrangement	Section 3.17(d)
Post-Closing Representation	Section 11.10
Pre-Closing Period	Section 5.1(a)
Pre-Closing Tax Returns	Section 7.1(b)
Pre-Novation Subcontract	Section 5.4(c)
Prior Company Counsel	Section 11.10
Proposed Allocation	Section 2.12(a)
Purchaser	Preamble
Purchaser Bonus Plans	0
Purchaser Cafeteria Plan	Section 6.10
Purchaser Indemnified Parties	Section 9.3
Purchaser Parent	Recitals
Purchaser Retirement Plan	Section 6.5
Purchaser Welfare Plans	Section 6.6
Regulatory Approvals	Section 3.4
Remaining Employee	Section 6.21
Replacement Guarantees	Section 5.19
Restricted Assets	Section 5.5(d)(iv)
Retention Arrangements	Section 6.8
Retention Bonus	Section 6.8
Review Period	Section 2.11(b)(iii)
RWI	Section 5.9
Sanctioned Country	Section 4.13(a)
Section 338(h)(10) Election	Section 7.7(a)
Section 338(h)(10) Election Forms	Section 7.7(b)
Section 721	Section 3.4
Seller	Recitals
Seller Banked PTO	Section 6.14
Seller Bonus Plans	0
Seller Cafeteria Plan	Section 6.10
Seller Indemnified Parties	Section 9.4
Seller Marks	Section 5.25(a)
Seller Parent	Preamble
Seller Parent Accountant	Section 2.11(b)(i)
Seller Parent Accountant Determination	Section 2.11(b)(i)
Seller Parent 10-K	Article III

Annex 1-20

TERM	SECTION
Seller-Prepared Post-Closing Statement	Section 2.11(b)(i)
Shared Contract	Section 5.17
Shared Permits	Section 5.18
Sold Company	Recitals
Sold Securities	Recitals
Third Party Claim	Section 9.5(b)
Third Party Claim Expenses	Section 9.5(b)(iv)
Trade Controls	Section 3.10(b)
Trade Secrets	“Intellectual Property” definition
Trademarks	“Intellectual Property” definition
Transactions	Recitals
Transfer Tax Returns	Section 7.5
Transferred Assets	Section 2.2
Transferred Bid	Section 2.2(e)
Transferred Leased Real Property	Section 2.2(b)
Transferred Leases	Section 2.2(b)
Transferred Owned Real Property	Section 2.2(c)

Annex 1-21

Annexes 2 and 3 are redacted in connection with confidential information.

EXECUTION VERSION

SELLER DISCLOSURE SCHEDULE

to the

SHARE AND ASSET PURCHASE AGREEMENT

by and between

L3Harris Technologies, Inc.,

CAE USA Inc.,

and CAE Inc.

Dated as of February 27, 2021

INTRODUCTION

This Seller Disclosure Schedule (the “Seller Disclosure Schedule”) constitutes the Seller Disclosure Schedule referred to in that certain Share and Asset Purchase Agreement, dated as of February 27, 2021 (the “Agreement”), by and between L3Harris Technologies, Inc., a Delaware corporation (“Seller Parent”), CAE USA Inc., a Delaware corporation (“Purchaser”) and CAE Inc., a corporation duly constituted pursuant to the Canada Business Corporations Act (“Purchaser Parent”). Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Agreement. Section references are to sections of the Agreement unless otherwise specified.

The Seller Disclosure Schedule is qualified in its entirety by reference to the specific provisions of the Agreement and does not constitute, and shall not be construed as constituting, representations, warranties or covenants of Seller Parent, except as and to the extent provided in the Agreement. Nothing contained in this Seller Disclosure Schedule is intended to broaden the scope of any representation, warranty or covenant contained in the Agreement. It is expressly understood and acknowledged that any exceptions set forth herein shall not constitute a basis for a claim of a breach of any of the representations, warranties or covenants made in the Agreement. The inclusion of any facts, items or information, including dollar amounts, in this Seller Disclosure Schedule shall not be construed as an admission that such fact, item or information (or any non-disclosed item or information of comparable or greater significance) is material to Seller Parent, individually or taken as a whole, and any such disclosure, including dollar amounts, shall not be deemed an acknowledgment or representation that such facts, items or information are material or would have, individually or in the aggregate, a Material Adverse Effect, or that such item or information is otherwise required to be scheduled as an exception to any representation, warranty or covenant contained in the Agreement. Therefore, the inclusion of any item in the Seller Disclosure Schedule shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever.

No disclosure in this Seller Disclosure Schedule relating to any possible or alleged breach or violation of any law, contract or other obligation shall be construed as an admission or indication to any third party that any such breach or violation exists or has actually occurred, or as an admission against any interest of Seller Parent or its respective directors or officers. In disclosing the information in this Seller Disclosure Schedule, Seller Parent expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein. References in this Seller Disclosure Schedule to any agreement include references to such agreement’s exhibits, amendments and schedules. Where the terms of a contract or other disclosure item have been referenced, summarized or described, such reference, summary or description does not purport to be a complete statement of the terms of such contract or other disclosure item.

Disclosure of any particular matter in any section or subsection of this Seller Disclosure Schedule, notwithstanding the omission of appropriate cross-references, shall be deemed to be disclosed for all purposes of the Agreement as long as the relevance of such disclosure to the other Sections or sub-Sections of the Agreement is apparent based on a plain reading of such disclosure. The introductory language and section headings within this Seller Disclosure Schedule are inserted for convenience of reference only and will not affect the meaning or interpretation of the Agreement or this Seller Disclosure Schedule.

2

This Seller Disclosure Schedule contains confidential and proprietary information of Seller Parent that is being provided to Purchaser subject to Purchaser’s obligations of confidentiality to Seller Parent.

Seller Parent does not assume any responsibility to any Person that is not a party to the Agreement for the accuracy of any information contained in this Seller Disclosure Schedule. The information was not prepared or disclosed with a view to its potential disclosure to others. This information is disclosed in confidence for the purposes contemplated in the Agreement.

3

Information redacted in connection with confidential information.

Schedules 1.1(a) to 6.8 are redacted in connection with confidential information.

Section 8.1(a)

Antitrust Approvals

1. Saudi Arabia;

Annex 2-2

Exhibits 1 to 5 are redacted in connection with confidential information.